Exhibit 99.2

Management’s discussion and analysis

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 105 to 108 for a list of defined non-GAAP financial measures and key performance indicators.

Please refer to BCE’s audited consolidated financial statements for the year ended December 31, 2019 when reading this MD&A.

In preparing this MD&A, we have taken into account information available to us up to March 5, 2020, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s audited consolidated financial statements for the year ended December 31, 2019, BCE’s annual information form for the year ended December 31, 2019, dated March 5, 2020 (BCE 2019 AIF) and recent financial reports, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.

This MD&A comments on our business operations, performance, financial position and other matters for the two years ended December 31, 2019 and 2018.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

BCE’s 2019 annual report, including this MD&A and, in particular, but without limitation, section 1.3, Key corporate developments, section 1.4, Capital markets strategy, section 2, Strategic imperatives, section 3.2, Business outlook and assumptions, section 5, Business segment analysis and section 6.7, Liquidity of this MD&A, contains forward-looking statements. These forward-looking statements include, without limitation, statements relating to our projected financial performance for 2020, BCE’s dividend growth objective, common share dividend payout policy and 2020 annualized common share dividend, BCE’s financial policy targets and our intended progress towards meeting those targets, the sources of liquidity we expect to use to meet our anticipated 2020 cash requirements, our expected post-employment benefit plans funding, our network deployment and capital investment plans, the expected timing and completion of the proposed acquisition of conventional television (TV) network V and related digital assets, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in BCE’s 2019 annual report, including in this MD&A, describe our expectations as at March 5, 2020 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in BCE’s 2019 annual report, including in this MD&A, for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing the forward-looking statements contained in BCE’s 2019 annual report and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the various sections of this MD&A entitled Business outlook and assumptions, which sections are incorporated by reference in this cautionary statement. We believe that our assumptions were reasonable at March 5, 2020. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors including, without limitation, regulatory, competitive, security, technological, operational, economic, financial and other risks that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in BCE’s 2019 annual report, and in particular in this MD&A, include, but are not limited to, the risks described or referred to in section 9, Business risks, which section is incorporated by reference in this cautionary statement.

Forward-looking statements contained in BCE’s 2019 annual report, including in this MD&A, for periods beyond 2020 assume, unless otherwise indicated, that the relevant assumptions and risks described in this MD&A will remain substantially unchanged during such periods.

We caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 5, 2020. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

BCE Inc. 2019 Annual Report

1   Overview

As required, we adopted International Financial Reporting Standard (IFRS) 16 – Leases effective January 1, 2019, as described in section 10.1, Our accounting policies. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under International Accounting Standard (IAS) 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019.

Under IFRS 16, most leases are recognized on the statement of financial position as right-of-use assets within property, plant and equipment, with a corresponding lease liability within debt. Under IFRS 16, expenses related to these leases are recorded in depreciation and interest expense, whereas under IAS 17, operating lease expenses were recorded in operating costs. Under IFRS 16, repayments of principal for these leases are recorded in repayment of long-term debt within cash flows from financing activities and the interest component is recorded in interest paid within cash flows from operating activities. The adoption of IFRS 16 did not have a significant impact on net earnings. Previously, under IAS 17, operating lease payments were recorded within cash flows from operating activities.

To align with changes in how we manage our business and assess performance, the operating results of The Source (Bell) Electronics Inc. (The Source) are now entirely included within our Wireless segment effective January 1, 2019, with prior periods restated for comparative purposes. Previously, The Source’s results were included within our Wireless and Wireline segments.

1.1   Introduction

AT A GLANCE

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs. BCE’s shares are publicly traded on the Toronto Stock Exchange and on the New York Stock Exchange (TSX, NYSE: BCE).

BCE is Canada’s largest communications company

BCE’s business segments

At December 31, 2019

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media.

Bell Wireless provides wireless voice and data communications products and services to our residential, small and medium-sized business and large enterprise customers across Canada.

Bell Wireline provides data, including Internet access and Internet protocol television (IPTV), local telephone, long distance, as well as other communications services and products to our residential, small and medium-sized business and large enterprise customers, primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Bell Media provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers nationally across Canada.

We also hold investments in a number of other assets, including:

•	a 28% indirect equity interest in Maple Leaf Sports & Entertainment Ltd. (MLSE)

•	a 50% indirect equity interest in Glentel Inc. (Glentel)

•	an 18.4% indirect equity interest in entities that operate the Montreal Canadiens Hockey Club, evenko and the Bell Centre in Montréal, Québec, as well as Place Bell in Laval, Québec

BCE Inc. 2019 Annual Report

BCE 2019 CONSOLIDATED RESULTS

Operating revenues	Net earnings	Adjusted EBITDA (1)
$23,964	$3,253	$10,106
million	million	million
+2.1% vs. 2018	+9.4% vs. 2018	+6.0% vs. 2018

Net earnings attributable	Adjusted net earnings (1)	Cash flows from	Free cash flow (1)
to common shareholders		operating activities
$3,040	$3,153	$7,958	$3,818
million	million	million	million
+9.2% vs. 2018	+0.1% vs. 2018	+7.8% vs. 2018	+7.0% vs. 2018
BCE CUSTOMER CONNECTIONS
Wireless (2) (3)	Retail high-speed	Retail TV (4)	Retail residential network
Total	Internet (2) (4)		access services (NAS) lines (4)
+3.6%	+4.3%	+0.2%	(8.9%)
10 million subscribers	3.6 million subscribers	2.8 million subscribers	2.7 million subscribers
at the end of 2019	at the end of 2019	at the end of 2019	at the end of 2019

OUR GOAL

BCE’s goal is to advance how Canadians connect with each other and the world. Our strategic imperatives frame our longstanding strengths in networks, service innovation and content creation, and position the company for continued growth and innovation leadership in a fast-changing communications marketplace. Our primary business objectives are to grow our subscriber base profitably and to maximize revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential, business and wholesale customers, and as Canada’s premier content creation company. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders.

To help support every action in pursuit of our goal, we updated our six strategic imperatives on January 6, 2020 to align our efforts company-wide.

1 Build the best networks	2 Drive growth with innovative services	3 Deliver the most compelling content

4 Champion customer experience	5 Operate with agility and cost efficiency	6 Engage and invest in our people

(1)

Adjusted EBITDA, adjusted net earnings and free cash flow are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin, Adjusted net earnings and adjusted EPS and Free cash flow and dividend payout ratio in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

(2)

At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows: (A) 65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the code division multiple access (CDMA) network on April 30, 2019, (B) 49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile Canada (Virgin Mobile) and 150 days for Lucky Mobile to 90 days, (C) 43,670 postpaid subscribers relating to Internet of Things (IoT) due to the further refinement of our subscriber definition as a result of technology evolution, and (D) 9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base.

(3)

At the beginning of Q4 2018, we adjusted our postpaid wireless subscriber base to remove 20,000 subscribers that we divested to Xplornet Communications Inc. (Xplornet) as a result of BCE’s acquisition of Manitoba Telecom Services Inc. (MTS) in 2017.

(4)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

BCE Inc. 2019 Annual Report

1.2   About BCE

We report the results of our operations in three segments: Bell Wireless, Bell Wireline and Bell Media. We describe our product lines by segment below, to provide further insight into our operations.

OUR PRODUCTS AND SERVICES

Bell Wireless

SEGMENT DESCRIPTION

•	Provides integrated digital wireless voice and data communications products and services to residential and business customers across Canada

•	Includes the results of operations of Bell Mobility Inc. (Bell Mobility) and our national consumer electronics retailer, The Source

OUR NETWORKS AND REACH

We hold wireless spectrum licences, with holdings across various spectrum bands and regions across Canada, totalling more than 4.8 billion megahertz per population (MHz-Pop), corresponding to an average of approximately 137 Megahertz (MHz) of spectrum per Canadian.

The vast majority of our cell towers are connected with fibre, the latest network infrastructure technology, for a more reliable connection.

Our Fourth Generation (4G) Long-term Evolution (LTE) and LTE Advanced (LTE-A) nationwide wireless broadband networks are compatible with global standards and deliver high-quality and reliable voice and high-speed data services to virtually all of the Canadian population.

•	LTE coverage of over 99% of the Canadian population coast to coast, with LTE-A covering approximately 94% of the Canadian population at December 31, 2019

•	Expansion of our LTE and LTE-A services is supported by continued repurposing of wireless spectrum to increase capacity and coverage

•	In-building coverage improvements deliver a stronger LTE signal

•

LTE-A provides peak theoretical mobile data access download speeds of up to 1.5 gigabit per second (Gbps) (1) (expected average download speeds of 25 to 245 megabits per second (Mbps)), while LTE offers speeds of up to 150 Mbps (expected average download speeds of 18 to 40 Mbps) (2)

•	Reverts to the high-speed packet access plus (HSPA+) network outside LTE coverage areas, with speeds of up to 42 Mbps (typical speeds of 3.5 to 14 Mbps)

•

Bell also operates a LTE-category M1 (LTE-M) network, which is a subset of our LTE network, supporting low-power IoT applications with enhanced coverage, longer battery life and lower costs for IoT devices connecting to Bell’s national network. Our LTE-M network is available in most Canadian provinces.

We have more than 3,500 retail points of distribution across Canada, including approximately 1,300 Bell, Virgin Mobile, Lucky Mobile and The Source locations, as well as Glentel-operated locations (WIRELESSWAVE, Tbooth wireless and WIRELESS etc.) and other third-party dealer and retail locations.

OUR PRODUCTS AND SERVICES

•

Data and voice plans: From plans focused on affordability to premium services, we have plans that cater to all customer segments, available on either postpaid or prepaid options, including unlimited data, shareable, Smartpay and Connect Everything plans. Our services provide fast Internet access for video, social networking, messaging and mobile applications, as well as a host of call features.

•	Specialized plans: for tablets, mobile Internet, smartwatches and Connected Car

•

Extensive selection of devices: leading 4G LTE and LTE-A smartphones and tablets, mobile Internet hubs and sticks, mobile Wi-Fi devices and connected things (smartwatches, Bell Connected Car, trackers, connected home, lifestyle products and virtual reality)

•	Mobile content: over 40 live and on-demand channels on smartphones and tablets

•	Travel: roaming services with other wireless service providers in more than 230 outbound destinations worldwide with LTE roaming in 196 outbound destinations, Roam Better feature and Travel Passes

•	Mobile business solutions: push-to-talk, field service management, worker safety and mobility management

•	IoT solutions: asset management, smart buildings, smart cities, fleet management and other IoT services

(1)	Peak theoretical download speeds of up to 1.5 Gbps are currently offered in select markets like Kingston.

(2)	Network speeds vary with location, signal and customer device. Compatible device required.

BCE Inc. 2019 Annual Report

Bell Wireline

SEGMENT DESCRIPTION

•

Provides data, including Internet access and IPTV, voice, comprising local telephone and long distance, as well as other communications services and products to residential, small and medium-sized business and large enterprise customers, primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. We also offer competitive local exchange carrier (CLEC) services in Alberta and British Columbia.

•

Includes the results of our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, and the wireline operations of Northwestel Inc. (Northwestel), which provides telecommunications services in Canada’s Northern Territories

OUR NETWORKS AND REACH

•	Extensive local access network in Ontario, Québec, the Atlantic provinces and Manitoba, as well as in Canada’s Northern Territories

•

Broadband fibre network, consisting of fibre-to-the-node (FTTN) and fibre-to-the-premise (FTTP) locations, covering 9.7 million homes and businesses in Ontario, Québec, the Atlantic provinces and Manitoba. Our FTTP direct fibre footprint encompassed more than 5.1 million homes and commercial locations at the end of 2019, representing the largest FTTP footprint in Canada.

•

Wireless-to-the-premise (WTTP) footprint encompassing approximately 250,000 locations primarily in rural areas. WTTP is Fifth Generation (5G)-capable fixed wireless technology delivered over Bell’s LTE wireless network that provides broadband residential Internet access to smaller and underserved communities.

•

Largest Internet protocol (IP) multi-protocol label switching footprint of any Canadian provider, enabling us to offer business customers a virtual private network (VPN) service for IP traffic and to optimize bandwidth for real-time voice and TV

•	Largest data centre footprint in Canada with 30 facilities in eight provinces, enabling us to offer co-location, cloud and managed services to business customers across Canada

•	Approximately 800 Bell and Virgin Mobile locations

OUR PRODUCTS AND SERVICES

RESIDENTIAL

•

TV: IPTV services (Fibe TV and Alt TV) and satellite TV service. Bell Fibe TV provides extensive content options with full high-definition (HD) and 4K resolution (4K) Whole Home personal video recorder (PVR), 4K Ultra HD programming, on-demand content and innovative features including wireless receivers, the Fibe TV app, Restart and access to Crave, Netflix and YouTube. Alt TV app-based live TV streaming service offers live and on-demand programming on laptops, smartphones, tablets, Apple TV, Amazon Fire TV, Google Chromecast and other devices with no traditional TV set-top box (STB) required

•

Internet: high-speed Internet access through fibre optic broadband technology, 5G-capable WTTP technology or digital subscriber line (DSL) with a wide range of options, including Whole Home Wi-Fi, unlimited usage, security services and mobile Internet. Our Internet service, marketed as Fibe Internet, offers total download speeds of up to 1.5 Gbps with FTTP or 100 Mbps with FTTN, while our Wireless Home Internet fixed wireless service currently delivers broadband speeds of up to 25 Mbps. We also offer Internet service under the Virgin Mobile brand offering download speeds of up to 100 Mbps.

•	Home Phone: local telephone service, long distance and advanced calling features

•	Smart Home: home security, monitoring and automation services from Bell Smart Home

•	Bundles: multi-product bundles of TV, Internet and home phone services with monthly discounts

BUSINESS

•	Internet and private networks: business Internet, Ethernet, IP VPN, Wavelength, global network solutions, virtual network services, managed Wi-Fi

•	Communications: IP telephony, local and long distance, audio, video and web conferencing and webcasting, contact centre solutions

•	Cloud and data centre: cloud computing, cloud services, backup and disaster recovery, co-location hosting, virtual data centre

•	Other: security, managed services, professional services

BCE Inc. 2019 Annual Report

Bell Media

SEGMENT DESCRIPTION

•	Canada’s leading content creation company with premier assets in video, radio, OOH advertising and digital media

•	Revenues are derived primarily from advertising and subscriber fees

•	Conventional TV, radio, OOH and digital media revenues are derived from advertising

•	Specialty TV revenue is generated from subscription fees and advertising

•	Pay TV revenue is derived from subscription fees

OUR ASSETS AND REACH

VIDEO

•	30 conventional TV stations, including CTV, Canada’s #1 TV network for 18 consecutive years

•	29 specialty channels, including TSN, Canada’s most-watched specialty TV channel and RDS, the top French-language sports network

•	4 pay TV services and 3 direct-to-consumer (DTC) streaming services, including Crave, the exclusive home of HBO in Canada

RADIO

•	109 licensed radio stations in 58 markets across Canada

OOH ADVERTISING

•	Network of more than 50,000 advertising faces in key urban cities across Canada

DIGITAL MEDIA

•	More than 200 websites and more than 30 apps

BROADCAST RIGHTS

•

Sports: long-term media rights to key sports properties and official Canadian broadcaster of the Super Bowl, Grey Cup and International Ice Hockey Federation (IIHF) World Junior Championship. Live sports coverage includes the Toronto Maple Leafs, Montreal Canadiens, Winnipeg Jets and Ottawa Senators, Canadian Football League (CFL), National Football League (NFL), National Basketball Association (NBA), Major League Soccer, Fédération Internationale de Football Association (FIFA) World Cup events, Curling’s Season of Champions, Major League Baseball, Golf’s Majors, NASCAR Cup Series, Formula One, Grand Slam Tennis, Ultimate Fighting Championship, National Collegiate Athletic Association March Madness and more.

•	HBO: long-term agreement to deliver all current-season, past-season and library HBO programming in Canada exclusively on our linear, on-demand and over-the-top (OTT) platforms

•	HBO Max: long-term exclusive agreement to bring original programming from upcoming U.S. streaming service HBO Max to Canada

•	SHOWTIME: long-term content licensing and trademark agreement for past, present and future SHOWTIME-owned programming

•	STARZ: long-term agreement with Lionsgate to deliver U.S. premium pay TV platform STARZ in Canada

•	iHeartRadio: exclusive partnership for digital and streaming music services in Canada

OTHER ASSETS

•	Majority stake in Pinewood Toronto Studios, the largest purpose-built production studio in Canada

•	Partnership in Just for Laughs, the live comedy event and TV producer

•	Equity interest in Dome Productions Partnership, one of North America’s leading providers of sports and other event production and broadcast facilities

OUR PRODUCTS AND SERVICES

•	Varied and extensive array of TV programming to broadcast distributors across Canada

•	Advertising on our TV, radio, OOH, and digital media properties to both local and national advertisers across a wide range of industry sectors

•

Crave subscription on-demand TV streaming service offering a large collection of premium content in one place, including HBO, SHOWTIME and STARZ programming, on STBs, mobile devices, streaming devices and online. Crave is offered through a number of Canadian TV providers and is available directly to all Canadian Internet subscribers as an OTT service.

•

TSN Direct and RDS Direct streaming services offering live and on-demand TSN and RDS content directly to consumers through a monthly or single-day subscription on computers, tablets, mobile devices, Apple TV and other streaming devices

•

Mobile TV service with live and on-demand access to content from our conventional TV networks, CTV and CTV Two, BNN Bloomberg, TSN, RDS and other brands in news, sports and entertainment, offered on commercial terms to all Canadian wireless providers

BCE Inc. 2019 Annual Report

Other BCE investments

BCE also holds investments in a number of other assets, including:

•  a 28% indirect equity interest in MLSE, a sports and entertainment company that owns several sports teams, including the Toronto Maple Leafs, the Toronto Raptors, Toronto FC and the Toronto Argonauts, as well as real estate and entertainment assets in Toronto

•  a 50% indirect equity interest in Glentel, a Canadian-based dual-carrier, multi-brand mobile products distributor

•  an 18.4% indirect equity interest in entities that operate the Montreal Canadiens Hockey Club, evenko (a promoter and producer of cultural and sports events) and the Bell Centre in Montréal as well as Place Bell in Laval, Québec

OUR PEOPLE

EMPLOYEES

At the end of 2019, our team comprised 52,100 employees, a decrease of 690 employees compared to the end of 2018, due primarily to natural attrition, retirements and workforce reductions, partly offset by call centre hiring.

Approximately 41% of total BCE employees were represented by labour unions at December 31, 2019.

BELL CODE OF BUSINESS CONDUCT

The ethical business conduct of our people is core to the integrity with which we operate our business. The Bell Code of Business Conduct sets out specific expectations and accountabilities, providing employees with practical guidelines to conduct business in an ethical manner.

Our commitment to the Code of Business Conduct is renewed by employees each year in an ongoing effort to ensure that all employees are aware of, and adhere to, Bell’s standards of conduct.

1.3   Key corporate developments

MIRKO BIBIC APPOINTED AS PRESIDENT AND CHIEF EXECUTIVE OFFICER

On January 6, 2020, Mirko Bibic became President and Chief Executive Officer (CEO) of BCE Inc. and Bell Canada following the retirement of George Cope on January 5, 2020. On the same day, Mr. Bibic was also appointed to the boards of directors of BCE and Bell Canada. A Bell executive since 2004, Mr. Bibic was most recently Bell’s Chief Operating Officer responsible for Bell Mobility, Bell Residential and Small Business,

and Bell Business Markets (BBM). In his prior roles, Mr. Bibic served as Executive Vice-President, Corporate Development and Chief Legal and Regulatory Officer, guiding a wide range of Bell acquisition and investment initiatives, including multiple wireless spectrum auctions and the consolidation of regional communications companies such as MTS and Bell Aliant Inc. (Bell Aliant).

NEW STRATEGIC IMPERATIVES AND EXECUTIVE PROMOTIONS

As new President and CEO, Mirko Bibic unveiled BCE’s updated strategic imperatives that support Bell’s goal to advance how Canadians connect with each other and the world. These strategic imperatives frame Bell’s longstanding strengths in networks, service innovation and content creation, and position the company for continued growth and innovation leadership in a fast-changing communications marketplace.

1. Build the best networks

2. Drive growth with innovative services

3. Deliver the most compelling content

4. Champion customer experience

5. Operate with agility and cost efficiency

6. Engage and invest in our people

BCE Inc. 2019 Annual Report

Mr. Bibic also announced a restructured Bell executive leadership team effective January 6, 2020:

•

Claire Gillies was promoted to President, Bell Mobility. Previously Senior Vice-President, Retail, and President of Bell subsidiary The Source, Ms. Gillies joined Bell in 2000 and served in progressively senior roles in marketing, sales and channel management.

•

Blaik Kirby became Group President, Mobility & Residential and Small Business. Previously President of Bell Mobility, Mr. Kirby held a range of senior marketing and executive positions since joining Bell in 2005 as Vice-President, Corporate Strategy.

•

Karine Moses was promoted to Vice Chair, Québec. Also continuing in her role as President, Bell Media Québec, Ms. Moses joined Bell in 1997 and held senior leadership positions across Bell’s Network, Field Services and Media groups. Ms. Moses succeeded retiring Vice Chair, Québec Martine Turcotte.

•

John Watson became Group President, Customer Experience, continuing to lead all customer service and support operations in the execution of Bell’s Champion Customer Experience imperative. Previously Executive Vice-President, Customer Operations, Mr. Watson joined Bell in 2010 as Senior Vice-President, Operations.

ACQUISITION OF V NETWORK AND NOOVO.CA

On July 24, 2019, Bell Media announced that it had entered into an agreement with the shareholders of Groupe V Média to acquire conventional TV network V along with related digital assets including the ad-supported video-on-demand (VOD) service Noovo.ca. The transaction will reinforce choice for French-language viewers and strengthen the Québec TV ecosystem, and highlights Bell Media’s commitment to providing engaging content in Québec on traditional and innovative platforms. With popular original programs such as Occupation double, L’amour est dans le pré, and Un souper presque parfait, Groupe V Média owns and operates TV stations in Montréal,

Québec City, Saguenay, Sherbrooke and Trois-Rivières, and has affiliate stations in Gatineau, Rivière-du-Loup and Val-d’Or. In addition to V and Noovo.ca, Groupe V Média currently operates specialty channels ELLE Fictions and MAX, which are not subject to the transaction. The Canadian Radio-television and Telecommunications Commission (CRTC) held a hearing in February 2020 to consider the transaction and we are awaiting a decision. The transaction is subject to customary closing conditions, including the receipt of required regulatory and other approvals, and is expected to close in mid 2020.

1.4   Capital markets strategy

We seek to deliver sustainable shareholder returns through consistent dividend growth. This objective is underpinned by continued growth in free cash flow and a strong balance sheet, supporting a healthy level of ongoing capital investment on advanced broadband networks and services that are essential to driving the long-term growth of our business.

DIVIDEND GROWTH AND PAYOUT POLICY

Dividend growth	2020 dividend increase	Dividend payout policy
+128%	+5%	65%–75%
Since 2009	to $3.33 per common share	of free cash flow

On February 6, 2020, we announced a 5%, or 16 cents, increase in the annualized dividend payable on BCE’s common shares for 2020 to $3.33 per share from $3.17 per share in 2019, starting with the quarterly dividend payable on April 15, 2020. This represents BCE’s 16th increase to its annual common share dividend since 2009, representing a total increase of 128%. This is BCE’s 12th consecutive year of 5% or better dividend growth.

Our objective is to seek to achieve dividend growth while maintaining our dividend payout ratio (1) within the target policy range of 65% to 75% of free cash flow and balancing our strategic business priorities. BCE’s dividend payout policy, increases in the common share dividend and the declaration of dividends are subject to the discretion of the BCE board of directors (BCE Board or Board) and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained, that the dividend on common shares will be increased or that dividends will be declared.

(1)

Dividend payout ratio is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) - Free cash flow and dividend payout ratio for more details.

BCE Inc. 2019 Annual Report

We have a strong alignment of interest between shareholders and our management’s equity-based long-term incentive compensation plan. The vesting of performance share units depends on the realization of our dividend growth policy, while stock options reflect our objective to increase the share price for our shareholders.

•  Stringent share ownership requirements

•  Emphasis on pay at risk for executive compensation

•  Double trigger change-in-control policy

•  Anti-hedging policy on share ownership and incentive compensation

•  Clawbacks for the President and CEO and all Executive Vice-Presidents as well as all option holders

•  Caps on BCE supplemental executive retirement plans and annual bonus payouts, in addition to mid-term and long-term incentive grants

•  Vesting criteria fully aligned to shareholder interests

USE OF LIQUIDITY

Our dividend payout policy allows BCE to retain a high level of free cash flow after payment of dividends on common shares. Consistent with our capital markets objective to deliver sustainable shareholder returns through dividend growth, while maintaining appropriate levels of capital investment, investment-grade credit ratings and considerable overall financial flexibility, we deploy remaining free cash flow, after payment of dividends on common shares, in a balanced manner and on uses that include, but are not limited to:

•	Funding of strategic acquisitions and investments (including wireless spectrum purchases) that support the growth of our business

•	Debt reduction

•	Voluntary contributions to BCE’s defined benefit (DB) pension plans to improve the funded position of the plans and reduce the use of letters of credit for funding deficits

•	Share buybacks through normal course issuer bid (NCIB) programs

In 2019, free cash flow, after payment of dividends on common shares, in the amount of $999 million, up from $888 million in 2018, was directed towards various small tuck-in acquisitions and strategic partnerships that support our strategic imperatives as well as the repayment of short-term debt.

TOTAL SHAREHOLDER RETURN PERFORMANCE

Five-year total	One-year total
shareholder return (1)	shareholder return (1)
+44.9%	+17.5%
2015–2019	2019

FIVE-YEAR CUMULATIVE TOTAL VALUE OF A $100 INVESTMENT (2)

DECEMBER 31, 2014 – DECEMBER 31, 2019

This graph compares the yearly change in the cumulative annual total shareholder return of BCE common shares against the cumulative annual total return of the S&P/TSX Composite Index (3), for the five-year period ending December 31, 2019, assuming an initial investment of $100 on December 31, 2014 and the quarterly reinvestment of all dividends.

(1)	The change in BCE’s common share price for a specified period plus BCE common share dividends reinvested, divided by BCE’s common share price at the beginning of the period.

(2)	Based on BCE’s common share price on the Toronto Stock Exchange (TSX) and assumes the reinvestment of dividends.

(3)	As the headline index for the Canadian equity market, the S&P/TSX Composite Index is the primary gauge against which to measure total shareholder return for Canadian-based, TSX-listed companies.

BCE Inc. 2019 Annual Report

STRONG CAPITAL STRUCTURE

BCE’s balance sheet is underpinned by a healthy liquidity position and an investment-grade credit profile, providing the company with a solid financial foundation and a high level of overall financial flexibility. BCE has an attractive long-term debt maturity profile with no maturities until the second quarter of 2021. We continue to monitor the capital markets for opportunities where we can further reduce our cost of debt and optimize our cost of capital. We seek to proactively manage financial risk in terms of currency exposure of our U.S. dollar-denominated purchases, as well as equity risk exposure under BCE’s long-term equity-based incentive plans and interest rate and foreign currency exposure under our various debt instruments. We also seek to maintain investment-grade credit ratings with stable outlooks.

ATTRACTIVE LONG-TERM PUBLIC

DEBT MATURITY PROFILE (1)

•  Average term of Bell Canada’s publicly issued debt securities: approximately 11.5 years

•  Average after-tax cost of publicly issued debt securities: 3.1%

•  No publicly issued debt securities maturing until Q2 2021

STRONG LIQUIDITY POSITION (1)

•  $2,049 million available under our $4.0 billion multi-year committed credit facilities

•  $400 million accounts receivable securitization available capacity

•  $145 million cash and cash equivalents on hand

INVESTMENT GRADE CREDIT PROFILE (1) (2)

•  Long-term debt credit rating of BBB (high) by DBRS Limited (DBRS), Baa 1 by Moody’s Investors Service, Inc. (Moody’s) and BBB+ S&P Global Ratings Canada (S&P), all with stable outlooks

We monitor our capital structure by utilizing a number of measures, including net debt leverage ratio (3), adjusted EBITDA to net interest expense ratio (3), and dividend payout ratio.

As a result of financing a number of strategic acquisitions made since 2010, including CTV Inc., Astral Media Inc. (Astral), MLSE, Bell Aliant, Q9 Networks Inc. (Q9) and MTS; voluntary pension plan funding contributions to reduce our pension solvency deficit; wireless spectrum purchases; as well as a one-time unfavourable impact in 2019 due to the adoption of IFRS 16 that added $2.3 billion of leases to net debt (3) on our balance sheet on January 1, 2019, our net debt leverage ratio has increased above the limit of our internal target range. At December 31, 2019, our net debt leverage ratio was 2.79 times adjusted EBITDA, which exceeded the limit of our internal target range by 0.29. This is not expected to affect our credit ratings or outlooks. Our net debt leverage ratio is expected to improve over time and return within the new net debt leverage ratio target range through growth in free cash flow and applying a portion of free cash flow, after payment of dividends on common shares, to the reduction of BCE’s indebtedness.

BCE’s adjusted EBITDA to net interest expense ratio remains significantly above our internal target range of greater than 7.5 times adjusted EBITDA at 8.54, providing good predictability in our debt service costs and protection from interest rate volatility for the foreseeable future.

BCE CREDIT RATIOS	INTERNAL TARGET	DECEMBER 31, 2019

Net debt leverage ratio	2.0–2.5	2.79

Adjusted EBITDA to net interest expense ratio	>7.5	8.54

Bell Canada successfully accessed the debt capital markets in May 2019 and September 2019, raising a total of $1.15 billion in gross proceeds from the issuance in Canada of medium-term note (MTN) debentures, and $600 million in U.S. dollars ($808 million in Canadian dollars) in gross proceeds from the issuance of notes in the U.S. Both the Canadian-dollar and U.S.-dollar issuances contributed to maintaining our after-tax cost of outstanding publicly issued debt securities at approximately 3.1% (4.3% on a pre-tax basis), and increasing the average term to maturity to about 11.5 years. The net proceeds of the 2019 offerings were used to fund the early redemption of $1.4 billion of Bell Canada MTN debentures maturing in 2020 and to repay short-term debt. Subsequent to year end, on February 13, 2020, Bell Canada issued 3.50% Series M-51 MTN debentures under its 1997 trust indenture, with a principal amount of $750 million, which mature on September 30, 2050. The net proceeds of the offering are intended to be used to fund, on March 16, 2020, the redemption, prior to maturity, of Bell Canada’s 4.95% Series M-24 MTN debentures, with early debt redemption charges of $17 million. The M-24 MTN debentures have an outstanding principal amount of $500 million and were due on May 19, 2021. The net proceeds are further intended to be used for the repayment of short-term debt.

In May 2019, Bell Canada renewed its short form base shelf prospectus, enabling Bell Canada to offer up to $5 billion of debt securities from time to time until June 29, 2021. The debt securities will be fully and unconditionally guaranteed by BCE. Consistent with past practice, the short form base shelf prospectus was renewed to continue to provide Bell Canada with financial flexibility and efficient access to the Canadian and U.S. debt capital markets. As at March 5, 2020, Bell Canada had issued $1.3 billion principal amount of debt securities under its new short form base shelf prospectus.

(1)	As at December 31, 2019

(2)

These credit ratings are not recommendations to buy, sell or hold any of the securities referred to, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. Each credit rating should be evaluated independently of any other credit rating.

(3)

Net debt, net debt leverage ratio and adjusted EBITDA to net interest expense ratio are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net debt, Net debt leverage ratio and Adjusted EBITDA to net interest expense ratio in this MD&A for more details.

BCE Inc. 2019 Annual Report

1.5   Corporate governance and risk management

CORPORATE GOVERNANCE PHILOSOPHY

The Board and management of BCE believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices, and providing full transparency and accountability to our shareholders. The Board is responsible for the supervision of the business and affairs of the company.

Below are our key Board information and governance best practices:

Directors are All Independent (except CEO)	Board Interlocks Guidelines
99% 2019 Board and Committee Director Attendance Record	Directors’ Tenure Guidelines
Board Committees’ Members are All Independent	Share Ownership Guidelines for Directors and Executives
Board Diversity Policy and Target for Gender Representation	Code of Business Conduct and Ethics Program
Annual Election of All Directors	Annual Advisory Vote on Executive Compensation
Directors Elected Individually	Formal Board Evaluation Process
Majority Voting Policy for Directors	Board Risk Oversight Practices
Separate Chair and CEO	Robust Succession Planning

For more information, please refer to BCE’s most recent notice of annual general shareholder meeting and management proxy circular (the Proxy Circular) filed with the Canadian provincial securities regulatory authorities (available at sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at sec.gov), and available on BCE’s website at BCE.ca.

RISK GOVERNANCE FRAMEWORK

BOARD OVERSIGHT

BCE’s full Board is entrusted with the responsibility for identifying and overseeing the principal risks to which our business is exposed and seeking to ensure there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. While the Board has overall responsibility for risk, the responsibility for certain elements of the risk oversight program is delegated to Board committees in order to ensure that they are treated with appropriate expertise, attention and diligence, with reporting to the Board in the ordinary course.

Risk information is reviewed by the Board or the relevant committee throughout the year, and business leaders present regular updates on the execution of business strategies, risks and mitigation activities.

•

The Audit Committee is responsible for overseeing financial reporting and disclosure as well as overseeing that appropriate risk management processes are in place across the organization. As part of its risk management activities, the Audit Committee reviews the organization’s risk reports and ensures that responsibility for each principal risk is formally assigned to a specific committee or the full Board, as appropriate. The Audit Committee also regularly considers risks relating to financial reporting, legal proceedings, the performance of critical infrastructure, information and physical security, journalistic independence, privacy and records management, business continuity and the environment.

•

The Management Resources and Compensation Committee (Compensation Committee) oversees risks relating to compensation, succession planning and workplace policies and practices (including health and safety policies, policies ensuring a respectful workplace free from harassment and policies ensuring a diverse and inclusive workplace)

•

The Corporate Governance Committee (Governance Committee) assists the Board in developing and implementing BCE’s corporate governance guidelines and determining the composition of the Board and its committees. The Governance Committee also oversees matters such as the organization’s policies concerning business conduct, ethics and public disclosure of material information.

•	The Pension Fund Committee (Pension Committee) has oversight responsibility for risks associated with the pension funds

BCE Inc. 2019 Annual Report

RISK MANAGEMENT CULTURE

There is a strong culture of risk management at BCE that is actively promoted by the Board and the company’s President and CEO at all levels within the organization. It has become a part of how the company operates on a day-to-day basis and is woven into its structure and operating principles, guiding the implementation of the organization’s strategic imperatives.

The President and CEO, selected by the Board, has set his strategic focus through the establishment of six strategic imperatives and focuses risk management around the factors that could impact the achievement of those strategic imperatives. While the constant state of change in the economic environment and the industry creates challenges that need to be managed, clarity around strategic objectives, performance expectations, risk management and integrity in execution ensures discipline and balance in all aspects of our business.

RISK MANAGEMENT FRAMEWORK

While the Board is responsible for BCE’s risk oversight program, operational business units are central to the proactive identification and management of risk. They are supported by a range of corporate support functions that provide independent expertise to reinforce implementation of risk management approaches in collaboration with the operational business units. The Internal Audit function provides a further element of expertise and assurance, working to provide insight and support to the operational business units and corporate support functions, while also providing the Audit Committee with an independent perspective on the state of risk and control within the organization. Collectively, these elements can be thought of as a “three lines of defence” approach to risk management. Although the risk management framework described in this section 1.5 is aligned with industry best practices and is endorsed by the Institute of Internal Auditors, there can be no assurance that it will be sufficient to prevent the occurrence of events that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

FIRST LINE OF DEFENCE – OPERATIONAL BUSINESS UNITS

The first line refers to management within our operational business segments (Bell Wireless, Bell Wireline and Bell Media), who are expected to understand their operations in great detail and the financial results that underpin them. There are regular reviews of operating performance involving the organization’s executive and senior management. The discipline and precision associated with this process, coupled with the alignment and focus around performance goals, create a high degree of accountability and transparency in support of our risk management practices.

As risks emerge in the business environment, they are discussed in a number of regular forums to share details and explore their relevance across the organization. Executive and senior management are integral to these activities in driving the identification, assessment, mitigation and reporting of risks at all levels. Formal risk reporting occurs through strategic planning sessions, management presentations to the Board and formal enterprise risk reporting, which is shared with the Board and the Audit Committee during the year.

Management is also responsible for maintaining effective internal controls and for executing risk and control procedures on a day-to-day basis. Each operational business unit develops its own operating controls and procedures that fit the needs of its unique environment.

SECOND LINE OF DEFENCE –

CORPORATE SUPPORT FUNCTIONS

BCE is a very large enterprise, with 52,100 employees as at December 31, 2019, multiple business units and a diverse portfolio of risks that is constantly evolving based on internal and external factors. In a large organization, it is common to manage certain functions centrally for efficiency, scale and consistency. While the first line of defence is often central to identification and management of business risks, in many instances operational management works collaboratively with, and also relies on, the corporate functions that make up the second line of defence for support in these areas. These corporate functions include Finance, Corporate Security, Corporate Risk Management, Legal, Regulatory, Corporate Responsibility, Human Resources, Real Estate and Procurement.

Finance function: BCE’s Finance function plays a pivotal role in seeking to identify, assess and manage risks through a number of activities, which include financial performance management, external reporting, pension management, capital management, and oversight and execution practices related to the U.S. Sarbanes-Oxley Act of 2002 and equivalent Canadian securities legislation, including the establishment and maintenance of appropriate internal control over financial reporting. BCE has also established and maintains disclosure controls and procedures to seek to ensure that the information it publicly discloses, including its business risks, is accurately recorded, processed, summarized and reported on a timely basis. For more details concerning BCE’s internal control over financial reporting and disclosure controls and procedures, refer to the Proxy Circular and section 10.3, Effectiveness of internal controls of this MD&A.

BCE Inc. 2019 Annual Report

Corporate Security function: This function is responsible for all aspects of security, which requires a deep understanding of the business, the risk environment and the external stakeholder environment. Based on this understanding, Corporate Security sets the standards of performance required across the organization through security policy definitions and monitors the organization’s performance against these policies. In high and emerging risk areas such as information security, Corporate Security leverages its experience and competence and, through collaboration with the operational business units, develops strategies intended to seek to mitigate the organization’s risks. For instance, we have implemented security awareness training and policies and procedures that seek to mitigate information security threats. We further rely on security assessments to identify risks, projects and implementation controls with the objective of ensuring that systems are deployed with the appropriate level of control based on risk and technical capabilities, including access management, vulnerability management, security monitoring and testing, to help identify and respond to attempts to gain unauthorized access to our information systems and networks. We evaluate and seek to adapt our security policies and procedures designed to protect our information and assets in light of the continuously evolving nature and sophistication of information security threats. However, given in particular the complexity and scale of our business, network infrastructure, technology and information technology (IT) supporting systems, there can be no assurance that the security policies and procedures that we implement will prevent the occurrence of all potential information security breaches. In addition, there can be no assurance that any insurance we may have will cover the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

Corporate Risk Management function: This function works across the company to gather information and report on the organization’s assessment of its principal risks and the related exposures. Annually, senior management participate in a risk survey that provides an important reference point in the overall risk assessment process.

In addition to the activities described above, the second line of defence is also critical in building and operating the oversight mechanisms that bring focus to relevant areas of risk and reinforce the bridges between the first and second lines of defence, thereby seeking to ensure that there is a clear understanding of emerging risks, their relevance to the organization and the proposed mitigation plans.

To further coordinate efforts between the first and second lines of defence, BCE has established a Health and Safety, Security, Environment and Compliance Oversight Committee (HSSEC Committee). A significant number of BCE’s most senior leaders are members of the HSSEC Committee, the purpose of which is to oversee BCE’s strategic security (including information security), compliance, and environmental, health and safety risks and opportunities. This cross-functional committee seeks to ensure that relevant risks are adequately recognized and mitigation activities are well integrated and aligned across the organization and are supported with sufficient resources. The HSSEC Committee also mandates the company’s Energy Board, a working group composed of business unit employees at the vice-president and director levels, to ensure oversight of our overall energy consumption and costs with the objective of minimizing financial and reputational risks while maximizing business opportunities.

THIRD LINE OF DEFENCE – INTERNAL AUDIT FUNCTION

Internal Audit is a part of the overall management information and control system and has the responsibility to act as an independent appraisal function. Its purpose is to provide the Audit Committee and management with objective evaluations of the company’s risk and control environment, to support management in fulfilling BCE’s strategic imperatives and to maintain an audit presence throughout BCE and its subsidiaries.

BCE Inc. 2019 Annual Report

2   Strategic imperatives

Our success is built on the BCE team’s dedicated execution of the six strategic imperatives that support our goal to advance how Canadians connect with each other and the world.

2.1  Build the best networks

Expand Bell’s next-generation network leadership with continued capital investment in all-fibre home and business connections in more places, enhanced rural connectivity with Wireless Home Internet and the upcoming launch of mobile 5G service.

2019 PROGRESS

•

Continued to expand our FTTP direct fibre footprint, reaching over 5.1 million homes and businesses in seven provinces. Approximately 53 percent of our long-term broadband fibre program was completed at the end of 2019. FTTP delivers broadband access speeds of up to 1.5 Gbps currently, with faster speeds expected in the future as equipment evolves to support these higher speeds.

•

Expanded our innovative Wireless Home Internet service to approximately 250,000 locations in 226 rural communities at the end of 2019. Wireless Home Internet is currently available in many small communities in Ontario, including in the Niagara Peninsula and the Muskoka and Kawartha Lakes regions, and in Québec in the Eastern Townships and the Montérégie region. Fully funded by Bell, Wireless Home Internet is projected to ultimately reach 1 million rural households throughout Ontario, Québec, Atlantic Canada and Manitoba. Delivered over Bell’s advanced LTE wireless network in the 3.5 Gigahertz (GHz) spectrum band, Wireless Home Internet is 5G-capable fixed wireless technology specifically designed to extend broadband Internet access to smaller towns, rural locations and other unserved or underserved communities.

•

Expanded our LTE-A wireless network to reach 94% of the Canadian population with theoretical mobile data peak download speeds of up to 1.5 Gbps in select markets (expected average download speeds of 25 to 245 Mbps)

•	In its Canada: State of Mobile Networks report, network analysis firm Tutela found that Bell LTE delivers the fastest upload and download speeds of any major mobile network in Canada

•

Made LTE wireless broadband service available to all 25 communities in Nunavut, Canada’s northernmost territory, delivering mobile data speeds of up to 100 Mbps to residents and businesses across the territory as well as providing fixed wireless Internet access to 21 Nunavut communities

•

Concluded an expanded reciprocal roaming partnership with AT&T Inc. (AT&T) to provide Canadian business customers access to AT&T’s LTE-M network across the U.S. The reciprocal agreement enables AT&T customers to roam on Bell’s national LTE-M network in Canada. LTE-M supports low-power IoT applications with enhanced coverage, longer battery life and lower costs for IoT devices connecting to Bell’s national network.

2020 FOCUS

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint and fixed WTTP technology in rural communities

•	FTTP footprint expansion focused on the Montréal and the Greater Toronto Area/905 geographic areas

•

In January 2020, Bell announced a $400 million investment in the City of Hamilton’s digital infrastructure that is planned to bring direct fibre connections to more than 200,000 residential and business locations throughout the city over the next five years. In addition, the project includes the expansion of high-speed Bell Wireless Home Internet service to 8,000 homes in rural Hamilton.

•

On March 2, 2020, we announced an investment of approximately $400 million to bring FTTP technology to Winnipeg, with direct fibre connections to approximately 275,000 homes and businesses throughout the city

•	Expansion of the LTE-A network coverage to approximately 96% of the Canadian population

•	Further increase LTE-A speeds

•	Launch of initial 5G service in urban centres across Canada as compatible smartphones become available

•	In January 2020, Bell announced its first 5G network equipment supplier agreement with long-time partner Nokia Corporation

•	Continue to deploy mobile small cells and equip more cell sites with high-speed fibre backhaul

BCE Inc. 2019 Annual Report

2.2   Drive growth with innovative services

Leverage our network superiority to provide innovative, integrated communications services to Canadian consumers and businesses, including the fastest Internet and best Wi-Fi, the highest-quality mobile services and a growing range of next-generation IoT solutions, smart home products and business solutions like Virtual Network Services.

2019 PROGRESS

•	Added 515,409 total net postpaid and prepaid customers, our best annual subscriber performance since 2005

•	Grew prepaid market share with 113,454 net activations, driven by strong demand for our low-cost Lucky Mobile service

•

Expanded our device lineup with 43 new devices, including Apple’s iPhone 11, 11 Pro and 11 Pro Max and Apple Watch Series 5, the Samsung Galaxy S10 series and the Samsung Galaxy Note10 and Note10+, adding to our extensive selection of 4G LTE and LTE-A devices

•

Launched unlimited plans featuring unlimited data access with no overage charges. Customers can sign up for plans featuring 10 gigabits (GB) or 20 GB of data at maximum LTE speeds and unlimited data access at reduced speeds when these allotments are exceeded with no overage fees charged.

•

Launched Connect Everything plans that provide a way to link all of a customer’s Bell devices with a pool of data to share across smartphones, tablets, smartwatches and other devices, such as wireless trackers, security cameras and vehicles with Bell Connected Car

•	Introduced SmartPay device financing plans that let customers buy their new smartphones with 24 interest-free installments separate from their service plan

•

Partnered with Dollarama Inc. (Dollarama) to make Lucky Mobile and Virgin Mobile prepaid wireless service available at the value retailer’s more than 1,200 locations across Canada. The exclusive partnership enables budget-conscious Canadians to purchase a Lucky Mobile or Virgin Mobile prepaid SIM card at Dollarama and activate on their own mobile device with no activation fee.

•

Partnered with the City of Markham to launch the Smart City Accelerator Research Program, using Bell’s Smart City platform, an advanced solution of interconnected IoT applications, to improve the efficiency of municipal operations and enhance City services for residents

•

Built on our position as the leading Internet service provider (ISP) in Canada with a retail high-speed Internet subscriber base of 3,555,601 at December 31, 2019, up 4.3% over 2018, including over 1.4 million FTTP customers at December 31, 2019

•

Bell Canada and our operations in the Atlantic provinces, marketed under the Bell Aliant brand, were ranked the fastest Internet providers in the country in PCMag’s annual Fastest ISPs of 2019: Canada report. PCMag’s intensive testing found that our operations in the Atlantic provinces, marketed under the Bell Aliant brand, offer the fastest overall Internet in the country. Bell Canada, serving Ontario and Québec customers, topped the list for the second year in a row as the fastest major Internet provider.

•	Maintained our Internet leadership with the most advanced products in the home

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Launched the next generation of our Whole Home Wi-Fi pods, enabling double the speeds available on the previous model and more devices to run simultaneously and provide a larger indoor and outdoor coverage radius. Whole Home Wi-Fi learns how households use the Internet and continually optimizes the network to ensure all devices receive the strongest signal and fastest speed available.

•

Bell partnered with Google to introduce new hybrid cloud connectivity for business customers to connect to the Google Cloud Platform globally via direct fibre connections on Bell’s private network. The new service joined the Bell Cloud Connect portfolio of cloud and data centre solutions with partners including Amazon Web Services, IBM and Microsoft.

•

Bell strengthened its leadership in cloud solutions by adding managed database, application monitoring and security scanning to its extensive portfolio of Bell Cloud Managed Services for Microsoft Azure

2020 FOCUS

•	Maintain our market share of national operators’ wireless postpaid net additions

•	Higher prepaid customer net additions

•	Introduce more 4G LTE and LTE-A devices and 5G devices, as well as new data services

•	Improve subscriber acquisition and retention spending, enabled by increasing adoption of installment payment plans

•	Grow retail Internet subscribers

•	Enhance Internet product superiority through new service offerings and innovation to provide an enhanced customer experience in the home

•

Invest in direct fibre expansion and new solutions in key portfolios such as Internet and private networks, data centre and cloud services, unified communications, security services and IoT to improve the business client experience and increase overall business customer spending on telecommunications products and services

BCE Inc. 2019 Annual Report

2.3   Deliver the most compelling content

Inform and engage Canadian audiences with a unified approach to delivering our top TV, media and entertainment assets, leveraging our trusted media brands and content creation leadership to bring Canadians the content they want the most on any platform they choose.

2019 PROGRESS

•	Maintained our position as Canada’s largest TV provider with 2,772,464 retail subscribers at December 31, 2019, and increased our total number of IPTV subscribers by 5.5% to 1,767,182

•	Maintained our TV leadership with the most advanced products in the home

•	Made the Fibe TV app available on Google Chromecast. Also available on Amazon Fire TV, Android TV and Apple TV, the Fibe TV app provides multiple options to bring Fibe TV and Alt TV to all screens.

•	Added the ability to pause and rewind live TV on the Fibe TV app, providing enhanced functionality on any device for Alt TV, Fibe TV and Satellite TV customers

•	Maintained CTV’s #1 ranking as the most-watched TV network in Canada for the 18th year in a row, and continued to lead with 12 of the top 20 programs nationally among total viewers

•	TSN remained Canada’s sports leader and most-watched specialty TV channel and RDS remained the top French-language sports network

•	Grew our Crave subscriber base to 2.6 million, up 14% over 2018

•

Launched STARZ in Canada, delivering a slate of the bold, diverse, and genre-bending programming that has established the channel as one of the leading pay TV services in the U.S. STARZ is the Canadian home of all new STARZ original programming, select library titles, and classic films from all eras. STARZ is available across two linear TV channels, the SVOD platforms of participating TV providers, and via the STARZ streaming service which is available directly to all Canadians with access to the Internet as an add-on to Crave.

•

Concluded a long-term exclusive deal with Warner Bros. International Television Distribution (Warner Bros.) to bring original programming from Warner Bros.’ HBO Max to Canada, beginning in 2020. The agreement extends Bell Media’s programming relationship with Warner Bros., making original series from the new HBO Max service available to Canadians via its SVOD service, Crave, and Bell Media’s suite of CTV-branded platforms, reinforcing Bell Media’s focus on delivering premium content. The deal also extends Bell Media’s existing relationship with Warner Bros. on conventional and specialty TV rights as well as on pay TV rights for Warner Bros.’ first-run feature films.

•	TSN and RDS extended their long-term broadcast partnership with the CFL, which includes exclusive Canadian TV and digital media rights for all CFL games, including the playoffs and the Grey Cup

•

Launched four newly-branded specialty TV channels, each leveraging Canada’s powerful CTV brand. The Comedy Network, Space, Bravo, and Gusto became CTV Comedy Channel, CTV Sci-Fi Channel, CTV Drama Channel, and CTV Life Channel, respectively.

•

TSN and RDS launched Day Pass subscriptions to their TSN Direct and RDS Direct streaming services. The single-day subscription option is the first of its kind in Canada, providing full access to TSN and RDS channels for 24 hours with no contract.

•

The Crave app became available on Android TV devices, delivering premium entertainment content like HBO, SHOWTIME, STARZ, Hollywood hit movies and more to Android TV users across Canada. With the addition of Android TV, Crave is now available directly to Canadians at Crave.ca, through participating TV providers, on iOS, Android, Apple TV, Samsung Smart TVs, Xbox and Amazon Fire TV, with additional platforms in development.

•

Partnered with Stingray Group Inc. (Stingray), a leading music, media, and technology company, to introduce AUDIO360, an advanced, multi-platform audio sales solution that brings together brands and consumers through the power of sound. AUDIO360 gives brands access to 22 million Canadian listeners weekly across a multi-platform audio offering. Designed to meet the needs of Canadian advertisers looking to connect with Canadian listeners, AUDIO360’s multi-platform approach connects brands with their target listeners on the right audio platform, across the right channels, at the right moment in time.

2020 FOCUS

•	Grow retail IPTV subscribers

•	Enhance TV product superiority through new service offerings and innovation to provide an enhanced customer experience in the home

•	Continue the scaling of Crave and launch Crave with French-language content

•

On January 28, 2020, Crave became a bilingual TV and streaming service offering more than 6,000 hours of exclusive new French-language content in addition to Crave’s exclusive English-language programming. As part of the change, Super Écran became available OTT for the first time as an add-on to Crave. The updated bilingual Crave is available through participating TV providers and streaming platforms.

•	Maintain strong audience levels and ratings across all TV and radio properties

•	Reinforce industry leadership in conventional TV, specialty TV, pay TV, streaming and sports services

•

In January 2020, TSN and RDS announced a long-term media rights extension with Hockey Canada through the 2033-34 season, ensuring that TSN and RDS will continue to hold the exclusive-multi-platform media rights to Hockey Canada events, including the annual IIHF World Junior Championship

•	Develop in-house production and content creation for distribution and use across all screens and platforms

•	Leverage cross-platform and integrated sales and sponsorship

•	Grow revenues through unique partnerships and strategic content investments

•	Build on our OOH leadership position in Canada

BCE Inc. 2019 Annual Report

2.4  Champion customer experience

Deliver a positive customer experience for consumers and business customers by making it easier to do business with Bell at every level, from shopping to buying to installation to after-sale support.

2019 PROGRESS

•

Virgin Mobile was ranked highest in overall customer care satisfaction in the J.D. Power 2019 Canada Wireless Customer Care Study for the third year in a row, cited for its strong performance in self-serve, reflecting high levels of customer satisfaction with the brand’s website, mobile app and social media presence

•	Updated Virgin Mobile’s My Account app with a new design, enabling Virgin customers to easily access their accounts to pay bills, monitor data usage and manage add-ons from anywhere

•	Improved wireless postpaid churn by 0.03 pts over 2018, driven by Bell’s network quality and focus on subscriber base management

•

Launched the Lucky Mobile My Account app, providing customers quick access to key features such as topping up their accounts, registering for Automatic Top-Up, managing Add-Ons, monitoring usage, checking their balance and resetting voicemail passwords

•	Lucky Mobile’s My Account app was selected as the Best Telecommunications Mobile Application of 2019 at the annual MobileWebAwards

•	Updated our support pages on Bell.ca to make it easier for customers to get the information they need about Bell products and services

•	Enhanced our innovative Manage Your Appointment web service to provide customers with more precise estimates of technician arrival times based on traffic, driving conditions and work schedules

•	Reduced the number of customer calls to our call centres by 7%

•	Improved customer First Call Resolution by 5% for residential services and 3% for wireless services

•	Reduced FTTP installation time by 10%, driven by our investments in technician tools
•	Reduced FTTP Internet repair truck rolls per customer by 24% from improved greater network performance and improved troubleshooting and diagnostic capabilities

•	Offered residential installation appointments 16% earlier, and repair appointments the same day or next day 88% of the time

•	Continued to automate our dispatch and appointment management systems, leading to 23% fewer late appointments

2020 FOCUS

•	Further improve customer satisfaction scores

•	Deliver a more convenient and personalized self-serve experience for customers

•	Further evolve our self-serve tools

•	Further reduce the total number of customer calls to our call centres as well as the number of truck rolls

•	Reduce FTTP installation times and improve service quality

•	Continue to invest in artificial intelligence and machine learning to resolve customer issues faster

•	Simplify the technician in-field experience through simplification and innovation of technician tools

•	Further evolve customer device diagnostic capabilities to support increasing customer and device complexity

BCE Inc. 2019 Annual Report

2.5   Operate with agility and cost efficiency

Enhance our operational excellence in a competitive marketplace and build on our industry-leading cost structure with a focus on efficiency and disciplined cost management across our business segments.

2019 PROGRESS

•	Improved BCE consolidated adjusted EBITDA margin (1) by 1.6 pts over 2018

•	Delivered productivity improvements and cost efficiencies resulting from the expansion of Bell’s all-fibre network footprint and service innovations enabled by new broadband technologies

•	Maintained Bell Canada’s average after-tax cost of publicly issued debt securities at 3.1%

•	Realized operating cost savings from workforce reductions completed in 2018

2020 FOCUS

•	Realize cost savings from:

•	lower contracted rates from our suppliers

•	operating efficiencies enabled by a growing direct fibre footprint

•	changes in consumer behaviour and product innovation

•	new call centre technology that is enabling self-serve capabilities

•	other improvements to the customer service experience

•	management workforce reductions including attrition and retirements

2.6   Engage and invest in our people

Recognize our team’s importance to Bell’s competitive success by strengthening our award-winning workplace culture with new technology and support resources and by offering enhanced development opportunities, enabling our diverse and dynamic team members to achieve their full potential.

2019 PROGRESS

•

Recognized as one of Canada’s Top 100 Employers for the fifth consecutive year in Mediacorp’s annual review of the best workplaces across the country, reflecting our outstanding learning and career development opportunities, family-friendly benefits and commitment to mental health

•

Named as one of Canada’s Top Employers for Young People for the second consecutive year by Mediacorp in recognition of our programs for students and team members just beginning their careers, including Bell’s Graduate Leadership Program

•

Named one of Canada’s Best Diversity Employers in Mediacorp’s 2019 report on workplace diversity and inclusion. The award recognizes Bell’s commitment to providing an inclusive and accessible workplace that reflects Canada’s diversity and highlights our wide range of programs to enable women, persons with disabilities, Indigenous Peoples, visible minorities and other groups in their career development, and also recognizes our workplace mental health leadership.

•

Bell’s support of gender equity in the workplace was recognized with Gold Parity Certification for the second year in a row by Women in Governance, a non-profit organization that evaluates Canadian companies for their gender parity strategies and presence of women in historically underrepresented roles

•	Enhanced maternity and parental leave options, making it easier for team members to balance work and family with a higher salary replacement amount over more weeks

•

Won two awards at the TalentEgg National Campus Recruitment Excellence Awards, selected by a panel of top students and recent graduates. The Campus Recruiting Program of the Year award recognizes Bell’s innovative strategy in recruiting top talent from Canadian universities, while the Special Award for Social Responsibility in Recruiting recognizes our commitment to socially responsible hiring practices and policies that encourage inclusion and diversity, community outreach and accessibility.

2020 FOCUS

•	In February 2020, we launched new initiatives that reflect Bell’s new strategic imperative to engage and invest in our people, recognizing how critically important our team is to Bell’s success

•	Introduced our Flexible Work Policy, offering Bell team members new ways to balance work, family and other life commitments

•	Launched a new online virtual health care program, providing team members and their families with free, confidential access to health care professionals through virtual consultation technology

(1)

Adjusted EBITDA margin is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin in this MD&A for more details.

BCE Inc. 2019 Annual Report

3   Performance targets, outlook, assumptions and risks

This section provides information pertaining to our performance against 2019 targets, our consolidated business outlook and operating assumptions for 2020 and our principal business risks.

3.1  BCE 2019 performance vs. guidance targets

FINANCIAL GUIDANCE	2019 TARGET	2019 PERFORMANCE AND RESULTS		ACHIEVED

Revenue growth	1%–3%	2.1%	BCE revenues grew by 2.1% in 2019 compared to last year, driven by growth across all three of our segments, and reflected both higher service and product revenues of 1.4% and 6.6%, respectively.	✓

Adjusted EBITDA growth	5%–7%	6.0%

BCE adjusted EBITDA increased by 6.0% in 2019, compared to 2018, reflecting favourable contributions from all three of our segments. The growth was driven by higher revenues together with lower operating expenses, primarily reflecting the favourable impact from the adoption of IFRS 16 in 2019 and effective cost containment.

				✓

Capital intensity	Approx. 16.5%	16.6%

BCE capital investments totaled $3,988 million in 2019, up 0.4% compared to last year. This represented a capital intensity ratio of 16.6%, down from 16.9% achieved in 2018. We continued to focus our strategic investments on our networks with the ongoing roll-out of FTTP and fixed WTTP, the build-out of our LTE-A network, which reached 94% of the Canadian population at December 31, 2019, and the deployment of wireless small-cells to expand capacity to support subscriber growth and increase network speeds, coverage and signal quality, as well as to expand data fibre backhaul in preparation for 5G technology. Capital spending was also focused on the connection of fibre Internet and TV services to more homes and businesses, the execution of business customer contracts and investment in digital media platforms.

				✓

Adjusted net earnings per share (adjusted EPS) (1)	$3.48–$3.58	$3.50

Net earnings attributable to common shareholders in 2019 increased by $255 million, or $0.27 per common share, compared to 2018, due to higher adjusted EBITDA and lower other expense, partly offset by higher depreciation and amortization expense, income taxes and finance costs. The adoption of IFRS 16 did not have a significant impact on net earnings. Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net gains (losses) on investments, early debt redemption costs and impairment charges, adjusted net earnings in 2019 was $3,153 million, or $3.50 per common share, compared to $3,151 million, or $3.51 per common share, in 2018.

				✓

Free cash flow growth	7%–12%	7.0%

Free cash flow increased by $251 million in 2019, compared to 2018, mainly due to higher cash flows from operating activities, excluding voluntary DB pension plan contributions and acquisition and other costs paid, partly offset by higher cash dividends paid by subsidiaries to non-controlling interest (NCI).

				✓

Annualized common dividend per share	$3.17	$3.17	Annualized BCE common dividend per share for 2019 increased by 15 cents, or 5.0%, to $3.17 compared to $3.02 per share in 2018.	✓

Dividend payout ratio	65%–75% of free cash flow	74%	Dividend payout ratio decreased from 75% in 2018 to 74% in 2019.	✓

3.2   Business outlook and assumptions

OUTLOOK

BCE’s 2020 outlook builds on the favourable financial results achieved in 2019 by all our operating segments highlighted by: higher wireless subscriber net additions and operating profitability; steady wireline adjusted EBITDA growth; retail broadband Internet and TV market share gains enabled by growth in our combined direct fibre and Wireless Home Internet footprint; industry-leading media operating performance; as well as disciplined cost management that together with the positive impact of IFRS 16 drove significant expansion in BCE’s adjusted EBITDA margin.

Our projected financial performance for 2020 is underpinned by executing on our updated six strategic imperatives in a highly competitive and dynamic market. Wireless, retail Internet and TV subscriber base growth, together with pricing discipline and the flow-through of operating cost savings from a reduced workforce, fibre-related operating efficiencies and continued service improvement, is projected to drive revenue and adjusted EBITDA growth. This is expected to contribute to higher free cash flow, providing a strong foundation for the 5.0% increase in BCE’s common share dividend for 2020, as well as ongoing significant capital expenditures on broadband fibre and wireless network infrastructure to support future growth.

The key 2020 operational priorities for BCE are:

•	Maintain our market share of national operators’ wireless postpaid net additions

(1)

Adjusted EPS is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted net earnings and adjusted EPS in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

BCE Inc. 2019 Annual Report

•	Higher prepaid customer net additions

•	Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE and LTE-A devices and new data services

•	Expansion of the LTE-A network coverage to approximately 96% of the Canadian population, and launch of initial 5G service in urban centres across Canada as compatible smartphones become available

•	Improvement in subscriber acquisition and retention spending, enabled by increasing adoption of installment payment plans

•	Increased adoption of unlimited wireless data plans and installment payment plans

•	Continued growth in retail Internet and IPTV subscribers

•	Residential household average revenue per user (ARPU) growth from increased penetration of multi-product households

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint and fixed WTTP technology in rural communities

•	Enhance Internet and TV product superiority through new service offerings and innovation to provide an enhanced customer experience in the home

•	Invest in direct fibre expansion and new solutions in key portfolios such as Internet and private networks, data centre and cloud services, unified communications, security services and IoT to improve the business client experience and increase overall business customer spending on telecommunications products and services

•

Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, new call centre technology that is enabling self-serve capabilities, and other improvements to the customer service experience

•

Revenue generation from broadcasting distribution undertaking (BDU) rate increases, strategic pricing on advertising sales, monetization of content rights on Bell Media properties across all platforms and digital advertising platforms, as well as simultaneous substitution of Canadian advertising during the Super Bowl, while controlling TV programming and premium content cost escalation

•	Continued scaling of Crave and launch of Crave with French-language content

Our projected financial performance for 2020 enabled us to increase the annualized BCE common share dividend for 2020 by 16 cents, or 5.0%, to $3.33 per share.

ASSUMPTIONS

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

•	Slowing economic growth, given the Bank of Canada’s weaker outlook for the Canadian economy as compared to its previously estimated growth in Canadian gross domestic product of 1.6% in 2020

•	Weaker employment growth, as the overall level of business investment is expected to soften

•	Interest rates expected to remain at or near current levels

•	Canadian dollar expected to remain at or near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

MARKET ASSUMPTIONS

•	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets
•	Higher, but slowing, wireless industry penetration

•	Increased adoption of unlimited data plans and Smartpay installment payment plans

•	A shrinking data and voice connectivity market as business customers migrate to lower-priced traditional telecommunications solutions or alternative OTT competitors

•	Advertising market expected to be impacted by audience declines

•	Continued escalation of media content costs to secure quality programming

•	Declines in BDU subscribers and increasing competition from the entrance of more subscription video on demand (SVOD) streaming services in the OTT market

•	Retail TV subscriber net additions moderated by growing cord-cutter and cord-never customer segments

3.3   Principal business risks

Provided below is a summary description of certain of our principal business risks that could have a material adverse effect on all of our segments. Certain additional business segment-specific risks are reported in section 5, Business segment analysis. For a detailed description of the principal risks relating to our regulatory environment and a description of the other principal business risks that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation, refer to section 8, Regulatory environment and section 9, Business risks, respectively.

REGULATORY ENVIRONMENT

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements and control of copyright piracy. As with all regulated organizations, planned strategies are contingent upon regulatory decisions. Adverse decisions by governments or regulatory agencies, increased regulation or lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business. For a discussion of our regulatory environment and the principal risks related thereto, refer to section 8, Regulatory environment as well as the applicable segmented risk discussions under Competitive landscape and industry trends and Principal business risks in section 5, Business segment analysis.

BCE Inc. 2019 Annual Report

COMPETITIVE ENVIRONMENT

As the scope of our businesses increases and evolving technologies drive new services, delivery models and strategic partnerships, our competitive landscape intensifies and expands to include new and emerging competitors, certain of which were historically our partners or suppliers, as well as global-scale competitors including, in particular, OTT service providers, IoT hardware and software providers, voice over IP (VoIP) providers and other web-based players that are penetrating the telecommunications space with significant resources and a large customer base over which to amortize costs. Certain of these competitors are changing the competitive landscape by establishing material positions. Greater customer adoption of data services, including mobile TV, international data roaming, mobile commerce and mobile banking, as well as other IoT applications in the areas of retail (e.g., home automation), business (e.g., remote monitoring), transportation (e.g., connected car and asset tracking) and urban city optimization (smart cities), is expected to accelerate growth opportunities as well as competition in these areas. If we are unable to develop and deploy new solutions through a more agile service model in advance of or concurrently with our competitors, our business and financial results could be adversely affected.

Technology substitution, IP networks and recent regulatory decisions, in particular, continue to reduce barriers to entry in our industry. In addition, the effects of government policies regarding the set-aside of spectrum at favourable pricing for regional facilities-based wireless service providers continue to impact market dynamics. Together, these factors have changed industry economics and allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, human, technological and network resources than has historically been required. In particular, some competitors deliver their services over our networks, leveraging regulatory obligations applicable to us, therefore limiting their need to invest in building their own networks and impacting our network-based differentiation of our services. Such lower required investment challenges the monetization of our networks and our operating model. Moreover, foreign OTT players such as Netflix are currently not subject to the same taxation and Canadian content investment obligations as those imposed on Canadian domestic digital suppliers, which provides them with a competitive advantage over us.

We expect these trends to continue in the future and the increased competition we face as a result could negatively impact our business including, without limitation, in the following ways:

•	The acceleration of disruptions and disintermediation in each of our business segments could adversely affect our business and financial results

•

Competitors’ aggressive market offers, combined with heightened customer sensitivity around pricing, could result in pricing pressures, lower margins and increased costs of customer acquisition and retention, and our market share and sales volumes could decrease if we do not match competitors’ pricing levels or increase customer acquisition and retention spending

•

The convergence of wireline and wireless services is impacting product purchase choice by customers and could accelerate product substitution in favour of lower-margin products as well as accelerate churn

•

Regulatory decisions regarding wholesale access to our wireless and fibre networks could bring new competitors, including OTT players, or strengthen the market position of current competitors, which may negatively impact our retail subscriber base in favour of lower margin wholesale subscribers and thus could negatively impact our capacity to invest in our networks at the same levels as we have in the past

•	Higher Canadian wireless penetration could slow opportunities for new customer acquisition

•

The continued OTT-based substitution and market expansion of lower-cost VoIP and software-defined networking in a wide area network (SD WAN) solutions offered by global competitors, such as traditional software players, are changing our approach to service offers and pricing and could have an adverse effect on our business

•

Spending rationalization by business customers could lead to higher declines in traditional connectivity value-added services sold and margin erosion, driven by technology substitution, economic factors and customers’ operational efficiencies

•	Multinational business consumers’ desire to consolidate global network service supply with one supplier could accelerate the disruptions in our wireline segment

•	The pressure from simpler, lower cost, agile service models is driving in-sourcing trends, which could have an adverse impact on our managed services business

•

Subscriber and viewer growth is challenged by changing viewer habits, the expansion and market penetration of low-cost OTT TV providers and other alternative service providers, some of which may offer content as loss leaders to support their core business, as well as piracy, CRTC arbitration and a fragmentation of audience with an abundance of choices

•

Competition with global competitors such as Netflix and Amazon, in addition to traditional Canadian TV competitors, for programming content could drive significant increases in content acquisition costs as these competitors, along with other global-scale entities such as Google, gain a significant presence in local markets as a result of innovative and flexible global market strategies

•

The proliferation of content piracy could negatively impact our ability to monetize products and services beyond our current expectations, while creating bandwidth pressure without corresponding revenue growth in the context of regulated wholesale high-speed Internet access rates

•

Traditional radio faces accelerated substitution from alternative streaming services such as those offered by global audio streaming players and those made available by new technologies, including smart car services

•

The timely rollout of 5G mobile service may be adversely impacted by government decisions, constraints on access to network equipment suppliers, the availability of 5G compatible handsets and potential operational challenges in delivering new technology

•

Adverse economic conditions, such as economic downturns or recessions, adverse conditions in the financial markets or a declining level of retail and commercial activity, could have a negative impact on the demand for, and prices of, our wireline, wireless and media products and services, as well as drive an increase in bad debts as the creditworthiness of some customers declines

For a further discussion of our competitive environment and competition risk, as well as a list of our main competitors, on a segmented basis, refer to Competitive landscape and industry trends and Principal business risks in section 5, Business segment analysis.

BCE Inc. 2019 Annual Report

SECURITY MANAGEMENT

Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire, natural disaster (including, without limitation, seismic and severe weather-related events such as ice, snow and wind storms, wildfires, flooding, extended heat waves, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. The protection and effective organization of our systems, applications and information repositories are central to the secure and continuous operation of our networks and business, as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective. As our operations involve receiving, processing and storing such proprietary business and personal data, effective policies, procedures and controls must be implemented to protect information systems and underlying data.

Information security breaches can result from deliberate or unintended actions by a growing number of sophisticated actors, including hackers, organized criminals, state-sponsored organizations and other parties. Information security attacks have grown in complexity, magnitude and frequency in recent years and the potential for damage is increasing. Information security attacks may be perpetrated using a complex array of ever evolving and changing means including, without limitation, the use of stolen credentials, social engineering, computer viruses and malicious software, phishing and other attacks on network and information systems. Information security attacks aim to achieve various malicious objectives including unauthorized access to, and theft of, confidential, proprietary, sensitive or personal information, extortion and business disruptions. Information security policies, procedures and controls must continuously adapt and evolve in order to seek to mitigate risk and, consequently, require constant monitoring to ensure effectiveness. There is, however, no certainty that our information security policies, procedures and controls will be effective against all information security attacks.

We are also exposed to information security threats as a result of actions that may be taken by our customers, suppliers, outsourcers, business partners, employees or independent third parties, whether malicious or not, including as a result of the use of social media, cloud-based solutions and IT consumerization. Our use of third-party suppliers and outsourcers and reliance on business partners, which may also be subject to information security threats, also exposes us to risks as we have less immediate oversight over their IT domains. Furthermore, the proliferation of data services, including mobile TV, mobile commerce, mobile banking and IoT applications, as well as increased digitization and the use of emerging technologies such as artificial intelligence and robotics, have significantly increased the threat surface of our network and systems, resulting in higher complexity that needs to be carefully monitored and managed to minimize security threats. Failure to implement an information security program that efficiently considers relationships and interactions with business partners, suppliers, customers, employees and other third parties across all methods of communication including social media and cloud-based solutions, as well as emerging technologies like robotics, artificial intelligence and machine-to-machine communication, could adversely affect our ability to successfully defend against information security attacks.

If information security threats were to become successful attacks resulting in information security breaches, they could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business, financial results, stock price and long-term shareholder value, given that they could lead to:

•

Network operating failures and business disruptions, which could negatively impact our ability to sell products and services to our customers and adversely affect their ability to maintain normal business operations and deliver critical services, and/or the ability of third-party suppliers to deliver critical services to us

•	Unauthorized access to proprietary or sensitive information about our business, which could result in diminished competitive advantages and loss of future business opportunities

•

Theft, loss, unauthorized disclosure, destruction or corruption of data and confidential information, including personal information about our customers or employees, that could result in financial loss, exposure to claims for damages by customers, employees and others, and difficulty in accessing materials to defend legal actions

•	Lost revenue resulting from the unauthorized use of proprietary information or the failure to retain or attract customers after an incident

•	Physical damage to network assets impacting service continuity

•

Litigation, investigations, fines and liability for failure to comply with privacy and information security laws, including via mandatory flow-through of privacy-related obligations by our customers, as well as increased audit and regulatory scrutiny that could divert resources from project delivery

•	Fines and sanctions from credit card providers for failing to comply with payment card industry data security standards for protection of cardholder data

•	Increased fraud as criminals leverage stolen information against us, our employees or our customers

•	Remediation costs such as liability for stolen information, equipment repairs and incentives to customers or business partners in an effort to maintain relationships after an incident

•

Increased information security protection costs, including the costs of deploying additional personnel and protection technologies, training and monitoring employees, and engaging third-party security experts and auditors

•	Higher insurance premiums

We evaluate and seek to adapt our security policies and procedures designed to protect our information and assets in light of the continuously evolving nature and sophistication of information security threats. However, given in particular the complexity and scale of our business, network infrastructure, technology and IT supporting systems, there can be no assurance that the security policies and procedures that we implement will prevent the occurrence of all potential information security breaches. In addition, there can be no assurance that any insurance we may have will cover all or part of the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

BCE Inc. 2019 Annual Report

4    Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in 2019 compared with 2018. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 5, Business segment analysis.

4.1   Introduction

BCE CONSOLIDATED INCOME STATEMENTS

	2019	2018	$ CHANGE	% CHANGE

Operating revenues

Service	20,737	20,441	296	1.4%

Product	3,227	3,027	200	6.6%

Total operating revenues	23,964	23,468	496	2.1%

Operating costs	(13,858)	(13,933)	75	0.5%

Adjusted EBITDA	10,106	9,535	571	6.0%

Adjusted EBITDA margin	42.2%	40.6%		1.6	pts

Severance, acquisition and other costs	(114)	(136)	22	16.2%

Depreciation	(3,496)	(3,145)	(351)	(11.2%)

Amortization	(902)	(869)	(33)	(3.8%)

Finance costs

Interest expense	(1,132)	(1,000)	(132)	(13.2%)

Interest on post-employment benefit obligations	(63)	(69)	6	8.7%

Other expense	(13)	(348)	335	96.3%

Income taxes	(1,133)	(995)	(138)	(13.9%)

Net earnings	3,253	2,973	280	9.4%

Net earnings attributable to:

Common shareholders	3,040	2,785	255	9.2%

Preferred shareholders	151	144	7	4.9%

Non-controlling interest	62	44	18	40.9%

Net earnings	3,253	2,973	280	9.4%

Adjusted net earnings	3,153	3,151	2	0.1%

Net earnings per common share (EPS)	3.37	3.10	0.27	8.7%

Adjusted EPS	3.50	3.51	(0.01)	(0.3%)

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION

	2019	2018	$ CHANGE	% CHANGE

Cash flows from operating activities	7,958	7,384	574	7.8%

Capital expenditures	(3,988)	(3,971)	(17)	(0.4%)

Free cash flow	3,818	3,567	251	7.0%

BCE delivered revenue growth of 2.1% in 2019, compared to last year, attributable to both higher service and product revenues of 1.4% and 6.6%, respectively, reflecting growth across all three of our segments. The year-over-year increase in service revenues was driven by the ongoing expansion of our postpaid and prepaid wireless, retail Internet, and IPTV subscriber bases, higher residential household ARPU, greater Bell Media subscriber and advertising revenues, as well as improved business market performance, including the contribution from the acquisition of Axia NetMedia Corporation (Axia) at the end of August 2018. This was moderated by the continued erosion in our voice, satellite TV and legacy data revenues. The growth in product revenues was driven by higher sales of premium wireless handsets and greater demand for equipment by large enterprise customers in our business markets.

In 2019, net earnings increased by 9.4%, compared to 2018, mainly due to higher adjusted EBITDA and lower other expense, partly offset by higher depreciation and amortization expense, income taxes and finance costs. The adoption of IFRS 16 did not have a significant impact on net earnings.

BCE Inc. 2019 Annual Report

BCE’s adjusted EBITDA grew by 6.0% in 2019, compared to 2018, with contributions from all three of our segments. Higher revenues coupled with reduced operating expenses, reflecting the benefit from the adoption of IFRS 16 in 2019, and effective cost containment drove the year-over-year growth in adjusted EBITDA. This resulted in an adjusted EBITDA margin of 42.2% in 2019, up 1.6 pts compared to the 40.6% achieved last year.

In 2019, BCE’s cash flows from operating activities increased by $574 million, compared to 2018, mainly due to higher adjusted EBITDA, which reflects the favourable impact from the adoption of IFRS 16, and a voluntary DB pension plan contribution of nil in 2019 compared to $240 million paid in 2018. This was partly offset by a decrease in operating assets and liabilities, higher interest paid which reflects the unfavourable impact from the adoption of IFRS 16 and higher income taxes paid.

Free cash flow increased by $251 million in 2019, compared to 2018, mainly due to higher cash flows from operating activities, excluding voluntary DB pension plan contributions and acquisition and other costs paid, partly offset by higher cash dividends paid by subsidiaries to NCI.

4.2   Customer connections

BCE NET ACTIVATIONS (LOSSES)

	2019	2018	% CHANGE

Wireless subscribers net activations	515,409	479,811	7.4%

Postpaid	401,955	447,682	(10.2%)

Prepaid	113,454	32,129	253.1%

Retail high-speed Internet subscribers net activations (1)	135,861	116,599	16.5%

Retail TV subscribers net activations (losses) (1)	6,053	21,559	(71.9%)

IPTV	91,476	110,790	(17.4%)

Satellite	(85,423)	(89,231)	4.3%

Total growth services net activations	657,323	617,969	6.4%

Wireline retail residential NAS lines net losses (1)	(263,325)	(258,881)	(1.7%)

Total services net activations	393,998	359,088	9.7%

(1)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

TOTAL BCE CUSTOMER CONNECTIONS

	2019	2018	% CHANGE

Wireless subscribers (1) (2)	9,957,962	9,610,482	3.6%

Postpaid (1) (2)	9,159,940	8,830,216	3.7%

Prepaid (1)	798,022	780,266	2.3%

Retail high-speed Internet subscribers (1) (3)	3,555,601	3,410,374	4.3%

Retail TV subscribers (3)	2,772,464	2,766,411	0.2%

IPTV	1,767,182	1,675,706	5.5%

Satellite	1,005,282	1,090,705	(7.8%)

Total growth services subscribers	16,286,027	15,787,267	3.2%

Wireline retail residential NAS lines (3)	2,697,483	2,960,808	(8.9%)

Total services subscribers	18,983,510	18,748,075	1.3%

(1)

At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows: (A) 65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the CDMA network on April 30, 2019, (B) 49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile and 150 days for Lucky Mobile to 90 days, (C) 43,670 postpaid subscribers relating to IoT due to the further refinement of our subscriber definition as a result of technology evolution, and (D) 9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base.

(2)	At the beginning of Q4 2018, we adjusted our postpaid wireless subscriber base to remove 20,000 subscribers that we divested to Xplornet as a result of BCE’s acquisition of MTS in 2017.

(3)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

BCE added 657,323 net new retail customer connections to its retail growth services in 2019, representing a 6.4% increase over 2018. This consisted of:

•	401,955 postpaid wireless customers, and 113,454 prepaid wireless customers

•	135,861 retail high-speed Internet customers

•	6,053 retail TV customers comprised of 91,476 retail IPTV net customer additions and 85,423 retail satellite TV net customer losses

Retail residential NAS net losses were 263,325 in 2019, increasing by 1.7% over 2018.

Total BCE retail customer connections across all retail services grew by 1.3% in 2019, compared to last year, driven by an increase in our retail growth services customer base, offset in part by continued erosion in traditional retail residential NAS lines.

BCE Inc. 2019 Annual Report

At the end of 2019, BCE retail customer connections totaled 18,983,510, and were comprised of the following:

•	9,957,962 wireless subscribers, up 3.6% compared to 2018, comprised of 9,159,940 postpaid subscribers, an increase of 3.7% over last year, and 798,022 prepaid subscribers, up 2.3% year over year

•	3,555,601 retail high-speed Internet subscribers, 4.3% higher than last year
•

2,772,464 total retail TV subscribers, up 0.2% compared to 2018, comprised of 1,767,182 retail IPTV customers, up 5.5% year over year, and 1,005,282 retail satellite TV subscribers, down 7.8% year over year

•	2,697,483 retail residential NAS lines, a decline of 8.9% compared to 2018

4.3  Operating revenues

BCE

Revenues

(in $ millions)

	2019	2018	$ CHANGE	% CHANGE
Bell Wireless	9,142	8,818	324	3.7%
Bell Wireline	12,356	12,267	89	0.7%
Bell Media	3,217	3,121	96	3.1%
Inter-segment eliminations	(751)	(738)	(13)	(1.8%)
Total BCE operating revenues	23,964	23,468	496	2.1%

BCE

BCE operating revenues grew by 2.1% in 2019, compared to last year, driven by growth across all three of our segments. Total operating revenues consisted of service revenues of $20,737 million and product revenues of $3,227 million in 2019, up 1.4% and 6.6%, respectively, year over year. Wireless operating revenues grew by 3.7% in 2019, driven by product revenue growth of 6.6% and service revenue growth of

2.5%. Wireline operating revenues grew by 0.7% in 2019 attributable to service revenue growth of 0.4% from higher data revenue, moderated by lower voice revenue, and also reflected higher product revenue of 7.2%. Bell Media revenues increased by 3.1% in 2019 reflecting both higher subscriber and advertising revenues.

4.4  Operating costs

BCE	BCE	BCE
Operating costs	Operating cost profile	Operating cost profile

(in $ millions)	2018	2019

	2019	2018	$ CHANGE	% CHANGE

Bell Wireless	(5,300)	(5,297)	(3)	(0.1%)

Bell Wireline	(6,942)	(6,946)	4	0.1%

Bell Media	(2,367)	(2,428)	61	2.5%

Inter-segment eliminations	751	738	13	1.8%

Total BCE operating costs	(13,858)	(13,933)	75	0.5%

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE Inc. 2019 Annual Report

BCE

Total BCE operating costs declined by 0.5% in 2019, compared to last year, driven by reduced costs in Bell Media of 2.5%, while costs in Bell Wireless and Bell Wireline remained relatively stable year over year. These results reflected the benefit from the adoption of IFRS 16 in 2019.

4.5   Net earnings

BCE Net earnings (in $ millions)

In 2019, net earnings increased by 9.4%, compared to 2018, mainly due to higher adjusted EBITDA and lower other expense, partly offset by higher depreciation and amortization expense, income taxes and finance costs. The adoption of IFRS 16 did not have a significant impact on net earnings.

4.6   Adjusted EBITDA

BCE Adjusted EBITDA (in $ millions)	BCE Adjusted EBITDA (in $ millions) (% adjusted EBITDA margin)

	2019	2018	$ CHANGE	% CHANGE

Bell Wireless	3,842	3,521	321	9.1%

Bell Wireline	5,414	5,321	93	1.7%

Bell Media	850	693	157	22.7%

Total BCE adjusted EBITDA	10,106	9,535	571	6.0%

BCE

BCE’s adjusted EBITDA grew by 6.0% in 2019, compared to 2018, attributable to growth from all three of our segments. Higher revenues coupled with reduced operating expenses drove the year-over-year growth in adjusted EBITDA. This corresponded to an adjusted EBITDA margin of

42.2% in 2019, up 1.6 pts over last year, mainly driven by the favourable impact from the adoption of IFRS 16 in 2019, and greater service revenue flow-through, moderated by greater low-margin product sales in our total revenue base.

BCE Inc. 2019 Annual Report

4.7   Severance, acquisition and other costs

This category includes various income and expenses that are not related directly to the operating revenues generated during the year. This includes severance costs consisting of charges related to involuntary and voluntary employee terminations, as well as transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations and litigation costs, when they are significant.

BCE Severance, acquisition and other costs (in $ millions)

2019

Severance, acquisition and other costs included:

•  Severance costs of $63 million for workforce reduction initiatives

•  Acquisition and other costs of $51 million

2018

Severance, acquisition and other costs included:

•  Severance costs of $92 million for workforce reduction initiatives, which included a 4% reduction in management workforce across BCE

•  Acquisition and other costs of $44 million

4.8   Depreciation and amortization

The amount of our depreciation and amortization in any year is affected by:

•  How much we invested in new property, plant and equipment and intangible assets in previous years

•  How many assets we retired during the year

•  Estimates of the useful lives of assets

BCE Depreciation (in $ millions)	BCE Amortization (in $ millions)

DEPRECIATION

Depreciation in 2019 increased by $351 million, compared to 2018, mainly due to the adoption of IFRS 16 and a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services.

AMORTIZATION

Amortization in 2019 increased by $33 million, compared to 2018, mainly due to a higher asset base.

BCE Inc. 2019 Annual Report

4.9   Finance costs

BCE Interest expense (in $ millions)	BCE Interest on post-employment benefit obligations (in $ millions)

INTEREST EXPENSE

Interest expense in 2019 increased by $132 million, compared to 2018, mainly due to the adoption of IFRS 16, higher average debt levels and higher interest rates on notes payable under commercial paper programs and loans securitized by trade receivables.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. On January 1, 2019, the discount rate was 3.8% compared to 3.6% on January 1, 2018.

In 2019, interest expense on post-employment benefit obligations decreased by $6 million, compared to last year, due to a lower post-employment benefit obligation at the beginning of the year, partly offset by a higher discount rate.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

4.10 Other expense

Other expense includes income and expense items, such as:

•  Impairment of assets

•  Equity income or losses from investments in associates and joint ventures

•  Early debt redemption costs

•  Gains or losses on disposal and retirement of property, plant and equipment and intangible assets

•  Net mark-to-market gains or losses on derivatives used to economically hedge equity settled share-based compensation plans

•  Net gains or losses on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments

BCE Other expense (in $ millions)

2019

Other expense of $13 million included impairment charges of $102 million mainly related to broadcast licences and certain assets for various radio markets within our Bell Media segment. Other expense also included losses from our equity investments of $72 million, which included BCE’s obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, and early debt redemption costs of $18 million, partly offset by net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans of $138 million and gains on investments of $13 million which included BCE’s obligation to repurchase at fair value the minority interest in one of BCE’s subsidiaries.

2018

Other expense of $348 million included impairment charges of $200 million mainly related to our French TV channels and a brand within our Bell Media segment, and net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans of $80 million. Other expense also included losses from our equity investments of $35 million and losses on investments of $34 million, which included BCE’s obligations to repurchase at fair value the minority interest in one of BCE’s joint ventures and the minority interest in one of our subsidiaries, respectively.

BCE Inc. 2019 Annual Report

4.11   Income taxes

BCE Income taxes (in $ millions)	The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 27.0% for both 2019 and 2018.
	FOR THE YEAR ENDED DECEMBER 31	2019	2018
	Net earnings	3,253	2,973
	Add back income taxes	1,133	995
	Earnings before income taxes	4,386	3,968
	Applicable statutory tax rate	27.0%	27.0%
	Income taxes computed at applicable statutory rates	(1,184)	(1,071)
	Non-taxable portion of gains (losses) on investments	4	(9)
	Uncertain tax positions	15	68
	Effect of change in provincial corporate tax rate	27	–
	Change in estimate relating to prior periods	14	20
	Non-taxable portion of equity losses	(20)	(10)
	Previously unrecognized tax benefits	9	–
	Other	2	7
	Total income taxes	(1,133)	(995)
	Average effective tax rate	25.8%	25.1%

Income taxes in 2019 increased by $138 million, compared to 2018, mainly due to higher taxable income and a lower value of uncertain tax positions favourably resolved in 2019 compared to 2018, partly offset by a favourable change in the corporate income tax rate in Alberta in Q2 2019.

4.12  Net earnings attributable to common shareholders and EPS

BCE	BCE	BCE	BCE
Net earnings attributable	EPS	Adjusted net earnings	Adjusted EPS
to common shareholders (in $ millions)	(in $)	(in $ millions)	(in $)

Net earnings attributable to common shareholders in 2019 increased by $255 million, or $0.27 per common share, compared to 2018, due to higher adjusted EBITDA and lower other expense, partly offset by higher depreciation and amortization expense, income taxes and finance costs. The adoption of IFRS 16 did not have a significant impact on net earnings.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net gains (losses) on investments, early debt redemption costs and impairment charges, adjusted net earnings in 2019 was $3,153 million, or $3.50 per common share, compared to $3,151 million, or $3.51 per common share, in 2018.

BCE Inc. 2019 Annual Report

4.13 Capital expenditures

BCE Capital expenditures (in $ millions) Capital intensity (%)

BCE capital expenditures totalled $3,988 million in 2019, up 0.4% compared to last year, mainly driven by higher spending in Bell Wireless, moderated by reduced spending in Bell Wireline and Bell Media. This represented a capital intensity ratio of 16.6%, down from 16.9% in 2018. We continued to focus our strategic investments on our networks with the ongoing roll-out of FTTP and fixed WTTP, the build-out of our LTE-A network and the continued deployment of wireless small-cells to expand capacity to support subscriber growth and increase network speeds, coverage and signal quality, as well as to expand data fibre backhaul in preparation for 5G technology. Capital spending was also focused on the connection of fibre Internet and TV services to more homes and businesses, the execution of business customer contracts and investment in digital media platforms.

4.14 Cash flows

In 2019, BCE’s cash flows from operating activities increased by $574 million, compared to 2018, mainly due to higher adjusted EBITDA, which reflects the favourable impact from the adoption of IFRS 16, and a voluntary DB pension plan contribution of nil in 2019 compared to $240 million paid in 2018. This was partly offset by a decrease in operating assets and liabilities, higher interest paid which reflects the unfavourable impact from the adoption of IFRS 16 and higher income taxes paid.

Free cash flow increased by $251 million in 2019, compared to 2018, mainly due to higher cash flows from operating activities, excluding voluntary DB pension plan contributions and acquisition and other costs paid, partly offset by higher cash dividends paid by subsidiaries to NCI.

BCE Cash flows from operating activities (in $ millions)	BCE Free cash flow (in $ millions)

BCE Inc. 2019 Annual Report

5    Business segment analysis

5.1   Bell Wireless

We gained more net new wireless subscribers in 2019 than in any year since 2005, while maintaining a sharp focus on operating profitability as wireless adjusted EBITDA grew by a strong 9.1%.

FINANCIAL PERFORMANCE ANALYSIS

2019 PERFORMANCE HIGHLIGHTS

Bell Wireless	Bell Wireless
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Total	Postpaid	Prepaid	Postpaid	Blended billing
subscriber	net activations	net activations	churn	per user (ABPU) (3)
growth (1) (2)	in 2019	in 2019	in 2019	per month
+3.6%	401,955	113,454	1.13%	+0.8%

in 2019	Declined 10.2%	Improved 253.1%	Improved 0.03 pts	2019: $ 68.32
	vs. 2018	vs. 2018	vs. 2018	2018: $ 67.76

(1)

At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows: (A) 65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the CDMA network on April 30, 2019, (B) 49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile and 150 days for Lucky Mobile to 90 days, (C) 43,670 postpaid subscribers relating to IoT due to the further refinement of our subscriber definition as a result of technology evolution, and (D) 9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base.

(2)	At the beginning of Q4 2018, we adjusted our postpaid wireless subscriber base to remove 20,000 subscribers that we divested to Xplornet as a result of BCE’s acquisition of MTS in 2017.

(3)	Our Q1 2018 blended ABPU was adjusted to exclude the unfavourable retroactive impact of the CRTC decision on wireless domestic wholesale roaming rates of $14 million.

BELL WIRELESS RESULTS

REVENUES

	2019	2018	$ CHANGE	% CHANGE

External service revenues	6,427	6,269	158	2.5%

Inter-segment service revenues	49	48	1	2.1%

Total operating service revenues	6,476	6,317	159	2.5%

External product revenues	2,660	2,497	163	6.5%

Inter-segment product revenues	6	4	2	50.0%

Total operating product revenues	2,666	2,501	165	6.6%

Total Bell Wireless revenues	9,142	8,818	324	3.7%

BCE Inc. 2019 Annual Report

Bell Wireless operating revenues increased by 3.7% in 2019, compared to 2018, driven by greater postpaid and prepaid service revenues and higher product revenues.

Service revenues increased by 2.5% in 2019, compared to last year, driven by:

•	Continued growth in our postpaid and prepaid subscriber base coupled with rate increases

•	A greater mix of customers subscribing to higher-value monthly plans including unlimited data plans launched in June 2019
•	The favourable year-over-year impact from the 2018 CRTC retroactive decision on wireless domestic wholesale roaming rates

These factors were partly offset by:

•	Greater sales of premium handsets and more customers subscribing to higher-value monthly plans

•	Lower data and voice overages driven by increased customer adoption of monthly plans with higher data allotments and richer voice plans

Product revenues increased by 6.6% in 2019, compared to last year, driven by greater sales of premium handsets and the impact of higher-value rate plans in our sales mix.

OPERATING COSTS AND ADJUSTED EBITDA

	2019	2018	$ CHANGE	% CHANGE

Operating costs	(5,300)	(5,297)	(3)	(0.1%)

Adjusted EBITDA	3,842	3,521	321	9.1%

Total adjusted EBITDA margin	42.0%	39.9%		2.1 pt	s

Bell Wireless operating costs were relatively stable in 2019, increasing by 0.1%, compared to 2018, due to:

•	Higher product cost of goods sold driven by increased handset costs and greater mix of premium devices

•	Increased network operating costs relating to greater cell site builds and the expansion of network capacity to support growth in subscribers and data consumption

•	Higher bad debt expense driven by the revenue growth

These factors were partly offset by:

•	The favourable impact from the adoption of IFRS 16 in 2019

•	Continued effective cost containment

Bell Wireless adjusted EBITDA increased by 9.1% in 2019, compared to last year, driven by the growth in revenues. Adjusted EBITDA margin, based on wireless operating revenues, increased by 2.1 pts to 42.0% in 2019, from 39.9% in 2018, due to the favourable impact from the adoption of IFRS 16 in 2019 and higher flow-through of the service revenue growth, moderated by an increased proportion of low-margin product sales in our total revenue base.

BELL WIRELESS OPERATING METRICS

	2019	2018	CHANGE	% CHAN	GE

Blended ABPU ($/month) (1)	68.32	67.76	0.56	0.8%

Gross activations	2,117,517	1,954,792	162,725	8.3%

Postpaid	1,568,729	1,615,764	(47,035)	(2.9%)

Prepaid	548,788	339,028	209,760	61.9%

Net activations (losses)	515,409	479,811	35,598	7.4%

Postpaid	401,955	447,682	(45,727)	(10.2%)

Prepaid	113,454	32,129	81,325	253.1%

Blended churn % (average per month)	1.39%	1.32%		(0.07	) pts

Postpaid	1.13%	1.16%		0.03	pts

Prepaid	4.44%	3.17%		(1.27	) pts

Subscribers (2) (3)	9,957,962	9,610,482	347,480	3.6%

Postpaid (2) (3)	9,159,940	8,830,216	329,724	3.7%

Prepaid (2)	798,022	780,266	17,756	2.3%

(1)	Our Q1 2018 blended ABPU was adjusted to exclude the unfavourable retroactive impact of the CRTC decision on wireless domestic wholesale roaming rates of $14 million.

(2)

At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows: (A) 65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the CDMA network on April 30, 2019, (B) 49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile and 150 days for Lucky Mobile to 90 days, (C) 43,670 postpaid subscribers relating to IoT due to the further refinement of our subscriber definition as a result of technology evolution, and (D) 9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base.

(3)	At the beginning of Q4 2018, we adjusted our postpaid wireless subscriber base to remove 20,000 subscribers that we divested to Xplornet as a result of BCE’s acquisition of MTS in 2017.

Blended ABPU of $68.32 increased by 0.8% in 2019, compared to 2018, driven by:

•	A greater mix of customers subscribing to higher-value monthly plans including unlimited data plans

•	The flow-through of rate increases

•	The favourable impact from the subscriber base adjustments performed in Q1 2019

These factors were partly offset by:

•	Lower data and voice overages driven by increased customer adoption of monthly plans with higher data allotments and richer voice plans

•	Lower ABPU generated from our long-term mobile services contract with Shared Services Canada (SSC)

•	The dilutive impact from the continued growth in prepaid customers driven by Lucky Mobile, our low-cost prepaid mobile service

BCE Inc. 2019 Annual Report

Total gross wireless activations increased by 8.3% in 2019, compared to last year, due to higher prepaid gross activations, offset in part by lower postpaid gross activations.

•

Postpaid gross activations decreased by 2.9% in 2019, compared to 2018, mainly due to fewer year-over-year customer additions from our contract with SSC as the migration process is essentially complete. Excluding the impact of the SSC contract, postpaid gross activations were higher year over year, driven by our mobile network quality, strong sales execution and focus on subscriber base management.

•

Prepaid gross activations increased by 61.9% in 2019, compared to last year, driven by the continued growth from Lucky Mobile along with the benefit from the national retail distribution of Lucky Mobile and Virgin Mobile prepaid services at Dollarama stores

Blended wireless churn of 1.39% increased by 0.07 pts in 2019, compared to 2018.

•	Postpaid churn of 1.13% improved by 0.03 pts in 2019, compared to last year, driven by the favourable impact from our ongoing investments in customer retention and network speeds

•

Prepaid churn of 4.44% increased by 1.27 pts in 2019, compared to the prior year, due to greater competitive intensity in the discount mobile market and the impact from the harmonization of our prepaid deactivation policy across all Bell Wireless brands from 120 days for Bell and Virgin Mobile and 150 days for Lucky Mobile to 90 days

Net activations grew by 7.4% in 2019, compared to 2018, due to higher prepaid net activations, moderated by lower postpaid net activations.

•	Postpaid net activations decreased by 10.2% in 2019, compared to 2018, driven by lower gross activations

•	Prepaid net activations increased by 81,325 in 2019, compared to last year, due to higher gross activations, offset in part by greater customer deactivations

Wireless subscribers at December 31, 2019 totaled 9,957,962, an increase of 3.6% from 9,610,482 subscribers reported at the end of 2018. This was comprised of 9,159,940 postpaid subscribers and 798,022 prepaid subscribers, an increase of 3.7% and 2.3%, respectively, year over year. At the end of 2019, the proportion of Bell Wireless customers subscribing to our postpaid service was stable at 92%, compared to last year.

At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows:

•	65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the CDMA network on April 30, 2019

•	49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile and 150 days for Lucky Mobile to 90 days

•	43,670 postpaid subscribers relating to IoT due to the further refinement of our subscriber definition as a result of the technology evolution

•	9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base

COMPETITIVE LANDSCAPE AND INDUSTRY TRENDS

COMPETITIVE LANDSCAPE

The Canadian wireless industry has experienced strong subscriber growth in recent years, supported by immigration and population growth; the trend toward multiple devices, including tablets; the expanding functionality of data and related applications; and the adoption of mobile devices and services by both younger and older generations. The wireless penetration rate increased to approximately 92% in Canada in 2019, with further increases in penetration expected in 2020. By comparison, the wireless penetration rate in the U.S. is well over 100%, and even higher in Europe and Asia.

The Canadian wireless market continues to be characterized by high levels of acquisition and retention activities and the associated high costs of device subsidies on two-year contracts, heightened competitive intensity, and the continued adoption of higher-value, data-centric smartphones. Growth in ABPU has moderated, due to declines in chargeable usage and larger allotments of data driven by competitive pressures, in addition to other moderating factors, such as the launch of unlimited wireless data plans and device financing options, the popularity of data sharing plans, and an evolving shift in the customer mix towards non-traditional wireless devices. These factors are being partly offset by continuing robust customer growth and growing overall data usage, including customers selecting plans with larger data buckets on high-value smartphones, and a larger proportion of postpaid customers in the subscriber mix.

The Canadian wireless industry continues to be highly competitive and capital-intensive, with carriers continuing to expand and enhance their broadband wireless networks, including material investments in spectrum.

Competitors

•	Large facilities-based national wireless service providers Rogers Communications Inc. (Rogers) and the Telus Corporation group of companies (Telus)

•

Smaller facilities-based wireless service provider Freedom Mobile, which currently provides service in Toronto, Calgary, Vancouver, Edmonton and Ottawa, as well as in several communities in southwestern Ontario

•

Regional facilities-based wireless service providers Vidéotron Ltée (Vidéotron), which provides service in Montréal and other parts of Québec; Saskatchewan Telecommunications Holding Corporation, which provides service in Saskatchewan; Eastlink, which provides service in Nova Scotia and Prince Edward Island; and Xplornet, which provides service in Manitoba

BCE Inc. 2019 Annual Report

INDUSTRY TRENDS

ADOPTION OF UNLIMITED DATA PLANS AND EQUIPMENT INSTALLMENT PLANS

The introduction of unlimited wireless data plans and new device financing options is a natural evolution of competition in the wireless market that is expected to have a near-term unfavourable financial impact, due to potential revenue and ABPU pressure as customers with high overage charges or higher priced plans look to optimize their bills. Longer term, these new customer options are expected to encourage greater data consumption, particularly as the industry shifts to 5G over the next several years; drive lower costs as a result of lower device discounting compared to traditional subsidy plans, e-billing and reduced call centre activity. In addition, unlimited data plans and equipment financing options address the need to make wireless data and the latest smartphone devices more affordable to Canadians.

ACCELERATING DATA CONSUMPTION

The demand for wireless data services is expected to continue to grow, due to ongoing investment in faster network technologies, such as LTE, LTE-A and 5G, that provide a richer user experience and lower network latency; a larger appetite for mobile connectivity, social networking and other applications; increasing adoption of shared plans with multiple devices by families; and the introduction of unlimited data plans. Greater customer adoption of data services, including mobile TV, data roaming for travel, mobile commerce, mobile banking, and other IoT applications in the areas of retail and transportation (connected car, asset tracking, and remote monitoring) should also contribute to the demand for data services. In the consumer market, IoT represents a growth area for the industry as wireless connectivity on everyday devices, from home automation to cameras, becomes ubiquitous. Data overage revenue will continue to be negatively impacted as customers continue to migrate to unlimited data plans.

SIGNIFICANT INVESTMENTS IN WIRELESS NETWORKS

Fast growth in mobile data traffic is increasingly putting a strain on wireless carriers’ networks and their ability to manage and service this traffic. Industry Canada’s 600 MHz, 700 MHz, advanced wireless services-3 (AWS-3), and 2500 MHz spectrum auctions that occurred since 2014 provided wireless carriers with prime spectrum to roll out faster next-generation wireless networks and build greater capacity. Carrier aggregation is a technology currently being employed by Canadian wireless carriers that allows for multiple channels of spectrum to be used together, thereby significantly increasing network capacity and data transfer rates. Investments in fibre backhaul to cell sites and the deployment of small-cell technology further increase the efficient utilization of carriers’ spectrum holdings and will also pave the way for mobile 5G service. Early 5G wireless networks are expected to be deployed by the national operators in 2020 utilizing low-band and mid-band spectrum. Early 5G speeds are anticipated to be similar to peak speeds enabled by LTE-A mobile networks. The real benefit of 5G will come from the ability to offer consumers higher speeds, lower latency and the ability to support the massive deployment of devices connected to the Internet as well as the faster delivery of data services. To bring Canada into this true 5G world will require higher band spectrum, including in the 3.5 GHz band, which is expected to become available by the end of 2020 through the federal government’s spectrum auction process. We expect 5G technology to provide a significant opportunity for future growth in the industry.

BUSINESS OUTLOOK AND ASSUMPTIONS

2020 OUTLOOK

We expect revenue growth to be driven primarily by postpaid and prepaid subscriber base expansion. We expect ABPU to continue to be impacted negatively by reductions in data and voice overage revenue resulting from larger data allotments and talk minutes in monthly rate plans, as well as Lucky Mobile prepaid customer growth. We will seek to achieve higher revenues from the flow-through of pricing changes, as well as nascent services including mobile commerce and other IoT applications. Our intention is to introduce new services to the market in a way that balances innovation with profitability.

We also remain focused on sustaining our market share of national operators’ postpaid net additions in a disciplined and cost-conscious manner, while also growing our share of new industry prepaid net additions.

We plan to deliver adjusted EBITDA growth in 2020 from flow-through of higher revenue, which should be partly offset by increased operating costs reflecting increased customer support costs due to growth in the subscriber base and increased network operating expenses.

BCE Inc. 2019 Annual Report

ASSUMPTIONS

•	Maintain our market share of national operators’ wireless postpaid net additions

•	Higher prepaid customer net additions

•	Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE and LTE-A devices and new data services

•	Expansion of the LTE-A network coverage to approximately 96% of the Canadian population, and launch of initial 5G service in urban centres across Canada as compatible smartphones become available

•	Improvement in subscriber acquisition and retention spending, enabled by increasing adoption of installment payment plans

•	Unfavourable impact on blended ABPU, driven by reduced data overage revenue due to the introduction of unlimited plans in 2019, and the impact of a higher prepaid mix in our overall subscriber base

•	Increased adoption of unlimited data plans and installment payment plans

•	No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

KEY GROWTH DRIVERS

•	Increasing Canadian wireless industry penetration

•	A greater number of customers on our 4G LTE, LTE-A and 5G networks
•	A higher market share of prepaid customers

•	Customer adoption and usage of new data applications and services

PRINCIPAL BUSINESS RISKS

This section discusses certain principal business risks specifically related to the Bell Wireless segment. For a detailed description of the principal risks that could have a material adverse effect on our business, refer to section 9, Business risks.

REGULATORY ENVIRONMENT

RISK

•  Greater regulation of wireless services, pricing and infrastructure (e.g., additional mandated access to wireless networks and limitations placed on future spectrum bidding)

POTENTIAL IMPACT

•  Greater regulation could influence network investment and the market structure, limit our flexibility, improve the business position of our competitors, limit network-based differentiation of our services, and negatively impact the financial performance of our wireless business

AGGRESSIVE COMPETITION

RISK

•  The intensity of competitive activity from national wireless operators, regional facilities-based wireless service providers, non-traditional players and resellers

POTENTIAL IMPACT

•  Pressure on our revenue, adjusted EBITDA, ABPU and churn would likely result if competitors continue to aggressively pursue new types of price plans, such as the recently launched unlimited data plans with no data overage and handset installment plans, increase discounts, offer shared plans based on sophisticated pricing requirements or offer other incentives, such as multi-product bundles, to attract new customers

MARKET MATURITY AND INCREASED DEVICE COSTS

RISK

•  Slower subscriber growth due to high Canadian smartphone penetration and increased device costs

POTENTIAL IMPACT

•  A maturing wireless market and higher device costs could challenge subscriber growth and cost of acquisition and retention, putting pressure on the financial performance of our wireless business

BCE Inc. 2019 Annual Report

5.2   Bell Wireline

Our rapidly expanding FTTP and WTTP service footprints, leading Internet and TV products and large business-to-business franchise, together with focused execution and disciplined cost management, delivered positive financial results in 2019 in a highly competitive marketplace.

FINANCIAL PERFORMANCE ANALYSIS

2019 PERFORMANCE HIGHLIGHTS

Bell Wireline	Bell Wireline
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Retail high-speed Internet (1) (2)	Retail high-speed Internet (1)	Fibre and WTTP footprint
+4.3%	135,861	10 million
Subscriber growth	Total net subscriber activations	Homes and businesses
in 2019	in 2019	at the end of 2019

Retail TV (1)	Retail IPTV	Retail residential NAS lines (1)
+0.2%	91,476	(8.9%)
Subscriber growth	Total net subscriber activations	Subscriber decline
in 2019	in 2019	in 2019

(1)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

(2)	At the beginning of Q1 2019, our retail high-speed Internet subscriber base was increased by 9,366 subscribers due to the transfer of fixed wireless Internet subscribers from our wireless segment.

BCE Inc. 2019 Annual Report

BELL WIRELINE RESULTS

REVENUES

	2019	2018	$ CHANGE	% CHANGE

Data	7,684	7,466	218	2.9%

Voice	3,564	3,782	(218)	(5.8%	)

Other services	251	247	4	1.6%

Total external service revenues	11,499	11,495	4	–

Inter-segment service revenues	289	242	47	19.4%

Total operating service revenues	11,788	11,737	51	0.4%

Data	519	466	53	11.4%

Equipment and other	48	64	(16)	(25.0%	)

Total external product revenues	567	530	37	7.0%

Inter-segment product revenues	1	–	1	n.m.

Total operating product revenues	568	530	38	7.2%

Total Bell Wireline revenues	12,356	12,267	89	0.7%

n.m.: not meaningful

Bell Wireline operating revenues increased by 0.7% in 2019, compared to last year, driven by higher data services and product revenues, offset in part by the ongoing erosion in voice revenues.

Bell Wireline operating service revenues grew by 0.4% in 2019, compared to 2018.

•	Data revenues up 2.9% in 2019, compared to last year, attributable to:

•	Growth in retail Internet and IPTV subscribers combined with the flow-through of 2018 and 2019 pricing changes

•	Higher IP connectivity and business solutions services sales to enterprise customers including the contribution from the acquisition of Axia at the end of August 2018

These factors were partly offset by:

•	Higher acquisition, retention and bundle discounts on residential services

•	The ongoing decline in our satellite TV subscriber base

•	Continued legacy data erosion due in part to migrations to IP-based services
•	The contribution from the G7 summit and the Ontario general election in Q2 2018

•	Voice revenues declined by 5.8% in the year, compared to 2018, resulting from:

•	Continued NAS line erosion from technological substitution to wireless and Internet-based services

•	Large business customer conversions to IP-based data services

•	Reduced usage of traditional long distance services by residential and business customers

•	Competitive pricing pressures within our business markets

These factors were partly offset by:

•	The flow-through of 2018 and 2019 pricing changes

•	Higher sales of international wholesale long distance minutes

•	Contribution from the Federal general election in Q4 2019

Bell Wireline operating product revenues grew by 7.2% in 2019, compared to 2018, driven by greater demand for equipment by large enterprise business customers in the first half of the year, mainly in the government, banking and retail sectors.

OPERATING COSTS AND ADJUSTED EBITDA

	2019	2018	$ CHANGE	% CHANGE

Operating costs	(6,942)	(6,946)	4	0.1%

Adjusted EBITDA	5,414	5,321	93	1.7%

Adjusted EBITDA margin	43.8%	43.4%		0.4 pts

Bell Wireline operating costs were essentially stable year over year, decreasing by 0.1% in 2019, compared to 2018, resulting from:

•	The favourable impact from the adoption of IFRS 16 in 2019

•	Continued effective cost containment

•	Lower pension expenses reflecting reduced DB costs

These factors were partly offset by:

•	Higher cost of goods sold related to the growth in product sales

•	Increased costs from the acquisition of Axia

•	Greater payments to other carriers from increased sales of international wholesale long distance minutes

Bell Wireline adjusted EBITDA grew by 1.7% in 2019, compared to last year, reflecting the growth in revenues as operating expenses were relatively stable year over year. Adjusted EBITDA margin increased to 43.8% in 2019, compared to the 43.4% achieved last year, resulting from the favourable impact of the adoption of IFRS 16 in 2019 and the flow-through of the service revenue growth, offset in part by higher low-margin product sales in our total revenue base.

BCE Inc. 2019 Annual Report

BELL WIRELINE OPERATING METRICS

DATA

Retail high-speed Internet

	2019	2018	CHANGE	% CHANGE

Retail net activations (1)	135,861	116,599	19,262	16.5%

Retail subscribers (1) (2)	3,555,601	3,410,374	145,227	4.3%

(1)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet subscriber base reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

(2)	At the beginning of Q1 2019, our retail high-speed Internet subscriber base was increased by 9,366 subscribers due to the transfer of fixed wireless Internet subscribers from our wireless segment.

Retail high-speed Internet subscriber net activations grew by 16.5% in 2019, compared to last year, due to greater activations in our expanding fixed WTTP and FTTP footprints, combined with higher pull-through from Alt TV, our application-based live TV service. This was offset in part by increased deactivations resulting from aggressive offers from cable competitors, coupled with a higher number of customers coming off promotional offers.

Retail high-speed Internet subscribers totaled 3,555,601 at December 31, 2019, up 4.3% from the end of 2018. At the beginning of Q1 2019, our retail high-speed Internet subscriber base was increased by 9,366 subscribers due to the transfer of fixed wireless Internet subscribers from our wireless segment.

Retail TV

	2019	2018	CHANGE	% CHANGE

Retail net subscriber activations (losses) (1)	6,053	21,559	(15,506)	(71.9%	)

IPTV	91,476	110,790	(19,314)	(17.4%	)

Satellite	(85,423)	(89,231)	3,808	4.3%

Total retail subscribers (1)	2,772,464	2,766,411	6,053	0.2%

IPTV	1,767,182	1,675,706	91,476	5.5%

Satellite	1,005,282	1,090,705	(85,423)	(7.8%	)

(1)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our TV subscriber base reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

Retail IPTV net subscriber activations decreased by 17.4% in 2019, compared to last year, resulting from the impact of a maturing Fibe TV market, slower new service footprint growth and greater substitution of traditional TV services with OTT services, partly offset by higher Alt TV activations.

Retail satellite TV net customer losses improved by 4.3% compared to 2018, attributable to lower deactivations, reflecting a more mature subscriber base geographically better-suited for satellite TV service.

Total retail TV net subscriber activations (IPTV and satellite TV combined) decreased by 71.9% in 2019, compared to last year, due to lower IPTV net activations, moderated by fewer satellite TV net losses.

Retail IPTV subscribers at December 31, 2019 totaled 1,767,182, up 5.5% from 1,675,706 subscribers reported at the end of 2018.

Retail satellite TV subscribers at December 31, 2019 totaled 1,005,282, down 7.8% from 1,090,705 subscribers at the end of last year.

Total retail TV subscribers (IPTV and satellite TV combined) at December 31, 2019 were 2,772,464, representing a 0.2% increase since the end of 2018.

VOICE

	2019	2018	CHANGE	% CHANGE

Retail residential NAS lines net losses (1)	(263,325)	(258,881)	(4,444)	(1.7%	)

Retail residential NAS lines (1)	2,697,483	2,960,808	(263,325)	(8.9%	)

(1)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our residential NAS subscriber base reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

Retail residential NAS net losses increased by 1.7% in 2019, compared to 2018, resulting from lower activations, driven by a market shift from three-product to two-product Internet and TV service bundles, which moderated in the second half of 2019, as well as ongoing substitution to wireless and Internet-based technologies. This was partially offset by fewer customer deactivations, reflecting a reduced number of customers coming off promotional offers.

Retail residential NAS subscribers at December 31, 2019 of 2,697,483 declined by 8.9%, compared to the end of 2018. This represented an increase compared to the 7.4% rate of erosion experienced in 2018, driven mainly by higher wireless and Internet-based technological substitution.

BCE Inc. 2019 Annual Report

COMPETITIVE LANDSCAPE AND INDUSTRY TRENDS

COMPETITIVE LANDSCAPE

Although the residential high-speed Internet market is maturing, with a penetration rate of approximately 87% across Canada, subscriber growth is expected to continue over the coming years. An estimated 7.2 million Internet subscribers received their service over the networks of the four largest cable companies at the end of 2019, up 3% from approximately 7.0 million at the end of 2018. An estimated 6.3 million Internet subscribers received their service over the networks of incumbent local exchange carriers (ILECs) like Bell at the end of 2019, up 4% from approximately 6.1 million at the end of 2018. Bell continues to make gains in market share as a result of the expansion of our FTTP direct fibre network and our build-out of Wireless Home Internet in rural markets.

While Canadians still watch traditional TV, digital platforms are playing an increasingly important role in the broadcasting industry and in respect of content. Popular online video services are providing Canadians with more choice about what, where, when and how to access their video content. In 2019, ILECs offering IPTV service grew their subscriber base by an estimated 5% to reach 3.0 million customers, driven by expanded network coverage, enhanced differentiated service offerings, and marketing and promotions focused on IPTV. Despite this IPTV growth, the combined cable TV and satellite TV subscriber penetration rate declined. Canada’s four largest cable companies have an estimated 5.3 million TV subscribers, or a 53% market share, a decrease from 54% at the end of 2018. The balance of industry subscribers were served by satellite TV and regional providers.

In recent years, including in 2019, three of the largest Canadian cable TV companies have launched new TV services based on the Comcast X1 video platform, including Shaw Communications Inc. (Shaw), Rogers and most recently Quebecor’s Vidéotron brand. Our IPTV platform (Fibe TV and Alt TV) continues to offer numerous service advantages over this cable platform.

The financial performance of the overall Canadian wireline telecommunications market continues to be impacted by the ongoing declines in legacy voice service revenues resulting from technological substitution to wireless and OTT services, as well as by ongoing conversion to IP-based data services and networks by large business customers. Sustained competition from cable companies is also continuing to erode traditional telephone providers’ market share of residential local telephony. Canada’s four largest cable companies had approximately 3.6 million telephony subscribers at the end of 2019, representing a national residential market share of approximately 46%. Other non-facilities-based competitors also offer local and long distance VoIP services and resell high-speed Internet services.

Competitors

•	Cable TV providers offering cable TV, Internet and cable telephony services, including:

•	Rogers in Ontario, New Brunswick, Newfoundland and Labrador

•	Vidéotron in Québec

•	Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco) in Ontario and Québec

•	Shaw in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario

•	Shaw Direct, providing satellite TV service nationwide

•	Eastlink in every province except Saskatchewan, where it does not provide cable TV and Internet service

•	Telus provides residential voice, Internet and IPTV services in British Columbia, Alberta and Eastern Québec

•	Telus and Allstream Inc. provide wholesale products and business services across Canada

•	Various others (such as TekSawy Solutions, Distributel, VMedia, and Vonage Canada (a division of Vonage Holdings Corp.) (Vonage) offer resale or VoIP-based local, long distance and Internet services

•	OTT voice and/or video services, such as Skype, Netflix, Amazon Prime Video, Disney+, CBS All Access and YouTube

•	Digital media streaming devices such as Apple TV, Roku and Google Chromecast

•	Other Canadian ILECs and cable TV operators

•	Substitution to wireless services, including those offered by Bell

•	Customized managed outsourcing solutions competitors, such as systems integrators CGI, IBM and EDS (a division of HP Enterprise Services)

•	Wholesale competitors include cable operators, domestic CLECs, U.S. or other international carriers for certain services, and electrical utility-based telecommunications providers

•	Competitors for home security range from local to national companies, such as Telus, Rogers, Chubb-Edwards, Stanley Security and Brinks Home Security

BCE Inc. 2019 Annual Report

INDUSTRY TRENDS

INVESTMENT IN BROADBAND FIBRE DEPLOYMENT

The Canadian ILECs continue to make substantial investments in deploying broadband fibre within their territories, with a focus on direct FTTP access to maintain and enhance their ability to support enhanced IP-based services and higher broadband speeds. Cable TV companies continue to evolve their cable networks with the rollout of the DOCSIS 3.1 platform. Although this platform increases download speeds in the near term and is cost-efficient, it does not offer the same advanced capabilities as FTTP over the longer term in terms of reduced latency or upload speed potential. FTTP delivers broadband speeds of up to 1.5 Gbps currently, with faster speeds expected in the future as network and in-home equipment evolves to support these higher speeds. Increasing speeds beyond 1.5 Gbps in the home would not require any changes to the fibre.

ALTERNATIVE TV AND OTT SERVICES

The growing popularity of watching TV and on-demand content anywhere, particularly on handheld devices, is expected to continue as customers adopt services that enable them to view content on multiple screens. Streaming media providers, such as Netflix and Disney+, continue to enhance OTT streaming services in order to compete for share of viewership in response to evolving viewing habits and consumer demand. TV providers are monitoring OTT developments and evolving their content and market strategy to compete with these non-traditional offerings. We view OTT as an opportunity to add increased capabilities to our linear and on-demand assets, provide customers with flexible options to choose the content they want and drive greater usage of Bell’s high-speed Internet and wireless networks. We continue to enhance our Fibe TV service with additional content and capabilities, including the ability to watch recorded content on the go and access Netflix and YouTube on STBs. We also launched Alt TV in 2017, Canada’s first widely available app-based live TV service, to address the growing cord-cutting and cord-shaving markets, providing users with the ability to consume live and on-demand content on laptops, smartphones, tablets, Apple TV, Chromecast and Firestick without the need for a traditional TV STB.

TECHNOLOGY SUBSTITUTION

Technology substitution, enabled by the broad deployment of higher speed Internet; the pervasive use of e-mail, messaging and social media as alternatives to voice services; and the growth of wireless and VoIP services, continues to drive legacy voice revenue declines for telecommunications companies. Wireless-only households were estimated to represent approximately 51% of households in our wireline footprint at the end of 2019, compared to approximately 46% at the end of 2018, while the disconnection of and reduction in spending for traditional TV (cord-cutting and cord-shaving) continues to rise. Although Bell is a key provider of these substitution services, the decline in this legacy business continues as anticipated.

ADOPTION OF IP-BASED SERVICES

The convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape competitive investments for business customers. Telecommunications companies are providing professional and managed services, as well as other IT services and support, while IT service providers are bundling network connectivity with their software as service offerings. In addition, manufacturers continue to bring all-IP and converged (IP plus legacy) equipment to market, enabling ongoing migration to IP-based solutions. The development of IP-based platforms, which provide combined IP voice, data and video solutions, creates potential cost efficiencies that compensate, in part, for reduced margins resulting from the continuing shift from legacy to IP-based services. The evolution of IT has created significant opportunities for our business markets services, such as cloud services and data hosting, that can have a greater business impact than traditional telecommunications services.

BUSINESS OUTLOOK AND ASSUMPTIONS

2020 OUTLOOK

We expect to generate positive revenue and adjusted EBITDA growth in 2020. This is predicated on continued expansion of our retail broadband Internet and TV subscriber bases supported by a broader FTTP service footprint; further deployment of fixed wireless WTTP technology in more rural communities; scaling of Alt TV; the introduction of new TV products and features; improving year-over-year organic business markets operating profitability; and cost reductions to offset competitive pricing pressures and the ongoing decline in voice revenue.

Retail TV subscriber growth within our wireline footprint is expected to be driven by increasing Fibe TV penetration of existing IPTV-enabled neighbourhoods. We also intend to seek greater penetration within the multiple-dwelling units market and to combat the competitive impact of OTT video streaming services and a growing cord-cutter market with our Alt TV service. Although retail satellite TV net customer losses are expected to continue in 2020, due mainly to aggressive residential promotional offers from cable competitors, they are expected to moderate as a result of fewer residential customer deactivations and migrations to IPTV reflecting a more mature and stable subscriber base that is geographically better-suited for satellite TV service.

BCE Inc. 2019 Annual Report

Retail Internet subscriber base growth in 2020 is expected to be driven by a growing FTTP service footprint together with higher household penetration; the ongoing rollout of fixed wireless broadband Internet service in rural markets enabled by our WTTP deployment; the pull-through of IPTV customer activations, including from Bell’s app-based live TV streaming service Alt TV; and leveraging Bell’s Smart Home automation leadership with services such as Whole Home Wi-Fi and home security.

In business wireline, even when the economy is growing, customers continue to look for opportunities to lower costs. As a result, telecom spending by large enterprise customers is expected to be variable. This, combined with ongoing customer migration to IP-based systems and demand for cheaper bandwidth alternatives with faster speeds, will likely continue to negatively impact overall business markets results in 2020. We intend on seeking to minimize the overall revenue decline from traditional legacy telecommunications services by developing unique services and value enhancements, which further improve client experience by providing more features with improved flexibility to support client needs on demand. We intend to use marketing initiatives to slow NAS erosion, while investing in direct fibre expansion and new solutions in key portfolios such as Internet and private networks, data centre and cloud services, unified communications, security services and IoT. We will continue to deliver network-centric managed and professional services solutions to large and mid-sized businesses that increase the value of connectivity services.

We also expect to experience sustained competitive intensity in our small and mid-sized business markets as cable operators and other telecom competitors look to these customer segments as potential growth opportunities. We also intend to introduce service offerings that help drive innovative solutions and value for our small and mid-sized customers by leveraging Bell’s network assets, broadband fibre expansion and service capabilities to expand our relationships with them. We will maintain a focus on overall profitability by seeking to increase revenue per customer and customer retention, as well as through improving our processes to achieve further operating efficiencies and productivity gains.

Operating cost reduction will continue to be a key focus for our Bell Wireline segment, helping to offset costs related to the growth and retention of IPTV, Internet, IP broadband and hosted IP voice subscribers, the ongoing erosion of high-margin wireline voice and other legacy revenues, as well as competitive repricing pressures in our residential, business and wholesale markets. This, combined with further operating efficiencies driven by factors including a growing FTTP footprint and changes in consumer behaviour driven by product and customer service innovation, is expected to support our objective of maintaining our adjusted EBITDA margin relatively stable year over year.

ASSUMPTIONS

•	Positive full-year adjusted EBITDA growth

•	Continued growth in retail IPTV subscribers

•	Increasing wireless and Internet-based technological substitution

•	Residential household ARPU growth from increased penetration of multi-product households

•	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas

•	Moderating level of promotional activity to acquire new subscribers

•	Continued large business customer migration to IP-based systems

•	Ongoing competitive repricing pressures in our business and wholesale markets

•	Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

•	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

•	Accelerating customer adoption of OTT services resulting in downsizing of TV packages

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint and fixed WTTP technology in rural communities

•

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

•

Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, new call centre technology that is enabling self-serve capabilities, and other improvements to the customer service experience

•	No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

KEY GROWTH DRIVERS

•	Expansion of FTTP and WTTP footprints

•	Increasing FTTP and WTTP customer penetration

•	Higher market share of industry retail Internet and IPTV subscribers
•	Increased business customer spending on connectivity services and managed and professional services solutions

•	Expansion of our business customer relationships to drive higher revenue per customer

•	Ongoing service innovation and product value enhancements

BCE Inc. 2019 Annual Report

PRINCIPAL BUSINESS RISKS

This section discusses certain principal business risks specifically related to the Bell Wireline segment. For a detailed description of the principal risks that could have a material adverse effect on our business, refer to section 9, Business risks.

REGULATORY ENVIRONMENT

RISK

•  The CRTC mandates rates for the new disaggregated wholesale high-speed access service available on FTTP facilities that are materially different from the rates we proposed, and which do not sufficiently account for the investment required in these facilities

•  None of the Federal Court of Appeal, Federal Cabinet or CRTC agrees to materially revise the rates for aggregated wholesale high-speed access service (available on FTTN facilities and the cable facilities of large cable carriers), which rates the CRTC substantially reduced in August 2019 although this reduction is currently stayed by the Federal Court of Appeal

POTENTIAL IMPACT

•  The mandating of rates for the new disaggregated wholesale high-speed access service available on FTTP facilities that are materially different from the rates we proposed, or the implementation of the rates reduced by the CRTC in August 2019 for aggregated wholesale high-speed access services, could change our investment strategy, especially in relation to investment in next-generation wireline networks in smaller communities and rural areas, improve the business position of our competitors, further accelerate penetration and disintermediation by OTT players, and negatively impact the financial performance of our wireline business

AGGRESSIVE COMPETITION

RISK

•  The intensity of competitive activity coupled with new product launches for retail customers (e.g., IoT, smart home systems and devices, innovative TV platforms, etc.) and business customers (e.g., OTT VoIP and SD WAN) from national operators, non-traditional players and wholesalers

POTENTIAL IMPACT

•  An increase in the intensity level of competitive activity could result in lost revenue, higher churn and increased acquisition and retention expenses, all of which would put pressure on Bell Wireline’s adjusted EBITDA

TECHNOLOGICAL ADVANCEMENT AND CHANGING CUSTOMER BEHAVIOUR

RISK

•  With technological advancement, the traditional TV viewing model (i.e., the subscription for bundled channels) is challenged by an increasing number of legal and illegal viewing options available in the market offered by traditional, non-traditional and global players, as well as increasing cord-cutting and cord-shaving trends

•  The proliferation of network technologies impacts business customers’ decision to migrate to OTT, VoIP and/or leverage SD WAN architecture

•  Changing customer habits further contribute to the erosion of NAS lines

POTENTIAL IMPACT

•  Our market penetration and number of TV subscribers could decline as a result of offerings by BDUs and an increasing number of domestic and global unregulated OTT providers, as well as a significant volume of content piracy

•  The proliferation of IP-based products, including OTT TV content and OTT software offerings directly to consumers, may accelerate the disconnection of TV services or the reduction of TV spending, as well as the reduction in business IT investments by customers

•  The ongoing loss of NAS lines from technological substitution challenges our traditional voice revenues and compel us to develop other service offerings

BCE Inc. 2019 Annual Report

5.3   Bell Media

Our market-leading brands, content and streaming services, together with a sharp focus on cost control, delivered industry-leading financial performance in 2019 with cash flow generation that we redirected to capital investment in our leading wireless and wireline broadband networks.

FINANCIAL PERFORMANCE ANALYSIS

2019 PERFORMANCE HIGHLIGHTS

Bell Media Revenues (in $ millions)	Bell Media Adjusted EBITDA (in $ millions)	CTV is the most-watched Canadian TV network 12 of top 20 programs Nationally among total viewers 2018–2019 broadcast year

Bell Media Revenue mix (product)	Bell Media Revenue mix (line of business)

BELL MEDIA RESULTS

REVENUES

	2019	2018	$ CHANGE	% CHANG	E

Total external revenues	2,811	2,677	134	5.0%

Inter-segment revenues	406	444	(38)	(8.6%)

Total Bell Media revenues	3,217	3,121	96	3.1%

BCE Inc. 2019 Annual Report

Bell Media operating revenues increased by 3.1% in 2019, compared to last year, driven by growth in both subscriber and advertising revenues.

•

Subscriber revenues were up in 2019, compared to last year, mainly due to continued growth in Crave, our pay TV and streaming service, driven by higher subscribers, partly due to the broadcast of the Game of Thrones final season, combined with rate increases following the launch of our enhanced Crave service in November 2018. The favourable impact from contract renewals with BDUs also contributed to the growth in subscriber revenues.

•	Advertising revenues increased in 2019, compared to 2018, mainly due to:

•	Higher advertising revenues from specialty TV due to strong audience levels, greater demand and rate increases
•	Continued growth in OOH advertising revenues

•	The broadcast of the Toronto Raptors in the NBA playoffs and finals

•	The recapture of advertising dollars following the shift last year to the principal broadcaster of the PyeongChang 2018 Winter Olympics

These factors were partly offset by:

•	Lower conventional TV advertising revenues from reduced audience levels and the ongoing shift in customer spending to OTT and digital platforms

•	Continued softness in the radio advertising market

•	The benefit to specialty TV advertising revenues in 2018 from the broadcast of the 2018 men’s FIFA World Cup

OPERATING COSTS AND ADJUSTED EBITDA

	2019	2018	$ CHANGE	% CHANGE

Operating costs	(2,367)	(2,428)	61	2.5%

Adjusted EBITDA	850	693	157	22.7%

Adjusted EBITDA margin	26.4%	22.2%		4.2 pts

Bell Media operating costs decreased by 2.5% in 2019, compared to last year, mainly driven by:

•	The favourable impact from the adoption of IFRS 16 in 2019

•	Higher 2018 costs for the men’s FIFA World Cup broadcast rights

These factors were partly offset by:

•	Greater costs for sports broadcast rights and continued investment in content for our Crave services

•	Higher labour costs to support the growth in revenues

Bell Media adjusted EBITDA increased by 22.7% in 2019, compared to last year, driven by higher operating revenues coupled with lower operating costs.

BELL MEDIA OPERATING METRICS

•	CTV maintained its #1 ranking as the most-watched network in Canada for the 18th year in a row among total viewers in primetime, with 12 of the top 20 programs nationally among total viewers

•	Bell Media maintained its leadership position in the specialty and pay TV market, with its English specialty and pay TV properties reaching
83% of all Canadian English specialty and pay TV viewers and with its French specialty and pay TV properties reaching 82% of Québec French specialty and pay TV viewers in an average week

•

Bell Media continued to rank first in unique visitors, total page views and total page minutes in digital media among Canadian broadcast and video network competitors. Bell Media also ranked sixth among online properties in the country in terms of unique visitors and reach, with 22.2 million unique visitors per month, reaching 70% of the digital audience.

•	Bell Media remained Canada’s top radio broadcaster, reaching 16.8 million listeners who spent approximately 77 million hours tuned in each week during Fall 2019

•

Astral is one of Canada’s leading OOH advertising providers, reaching 18 million consumers weekly, with an offering of six innovative product lines (comprised of outdoor advertising, street furniture, airport, digital large format, transit and lifestyle) and owning more than 50,000 advertising faces, strategically located in key urban cities across the country

COMPETITIVE LANDSCAPE AND INDUSTRY TRENDS

COMPETITIVE LANDSCAPE

Competition in the Canadian media industry has changed in recent years as content is increasingly being controlled by a small number of global competitors with significant scale and financial resources. Technology has allowed new entrants to become media players in their own right. Some players have become more vertically integrated across both traditional and emerging platforms to better enable the acquisition and monetization of premium content. Global aggregators have also emerged and are competing for both content and viewers.

Bell Media competes in the video, radio, OOH advertising and digital media markets:

•

Video: The TV market has become increasingly fragmented and this trend is expected to continue as new services and technologies increase the diversity of information and entertainment outlets available to consumers

•	Radio: Competition within the radio broadcasting industry occurs primarily in discrete local market areas among individual stations

•	OOH: The Canadian OOH advertising industry is fragmented, consisting of a few large companies as well as numerous smaller and local companies operating in a few local markets

•

Digital media: Consumers continue to shift their media consumption towards digital and online media, mobile devices and on-demand content, requiring industry players to increase their efforts in digital content and capabilities in order to compete. This trend is also causing advertisers to direct more of their spending to digital and online rather than traditional media. In addition, the number of competitors has increased as more digital and online media companies, including large global companies, enter the market.

BCE Inc. 2019 Annual Report

Competitors

TV

•

Conventional Canadian TV stations (local and distant signals) and specialty and pay channels, such as those owned by Corus Entertainment Inc. (Corus), Rogers, Québecor, Canadian Broadcasting Corporation (CBC)/Société Radio-Canada and Groupe V

•	U.S. conventional TV stations and specialty channels

•	OTT streaming providers such as Netflix, Amazon Prime Video, Disney+, CBS All Access and DAZN

•	Video-sharing websites such as YouTube

RADIO

•	Large radio operators, such as Rogers, Corus, Cogeco and Stingray that also own and operate radio station clusters in various local markets

•	Radio stations in specific local markets

•	Satellite radio provider SiriusXM

•	Music streaming services such as Spotify and Apple Music

•	Music downloading services such as Apple’s iTunes Store

•	Other media such as newspapers, local weeklies, TV, magazines, outdoor advertising and the Internet

OOH ADVERTISING

•	Large outdoor advertisers, such as Jim Pattison Broadcast Group, Outfront Media, Québecor, Dynamic and Clear Channel Outdoor

•	Numerous smaller and local companies operating a limited number of display faces in a few local markets

•	Other media such as TV, radio, print media and the Internet

INDUSTRY TRENDS

TECHNOLOGY AND CONSUMER HABITS TRANSFORMING THE WAY TV IS DELIVERED

Technology used in the media industry continues to evolve rapidly, which has led to alternative methods for the distribution, storage and consumption of content. These technological developments have driven and reinforced changes in consumer behaviour as consumers seek more control over when, where and how they consume content. Consumers now have the ability to watch content from a variety of media services on the screen of their choice, including TVs, computers, and mobile devices. The number of Canadian users who are connected to the Internet through their TVs is growing as connection becomes easier and more affordable. Changes in technology and consumer behaviour have resulted in a number of challenges for content aggregators and distributors. Ubiquitous access to content enabled by connected devices introduces risk to traditional distribution platforms by enabling content owners to provide content directly to distributors and consumers, thus bypassing traditional content aggregators.

GROWTH OF ALTERNATIVES TO TRADITIONAL LINEAR TV

Consumers continue to have access to an array of online entertainment and information alternatives that did not previously exist. While traditional linear TV has historically been the only way to access entertainment programming, the increase in alternative entertainment options has led to a fragmentation in consumption habits. Traditional linear TV still remains the most common form of video consumption, but people are increasingly consuming content on their own terms from an assortment of services and in a variety of formats. In particular, today’s viewers are consuming more content online, watching less scheduled programming live, time-shifting original broadcasts through PVRs, viewing more video on mobile devices, and catching up on an expanded library of past programming on-demand. While the majority of households use pure OTT services, like Netflix, Amazon Prime Video and Disney+, to complement linear TV consumption, an increasing number are using these services as alternatives to a traditional linear package.

ESCALATING CONTENT COSTS

Premium video content has become increasingly important to media companies in attracting and retaining viewers and advertisers. This content, including live sports and special events, should continue to draw audiences and advertisers moving forward. Heightened competition for these rights from global competitors, including Netflix, Amazon, and DAZN, has already resulted in higher program rights costs, which is a trend that is expected to continue into the future.

MEDIA COMPANIES ARE EVOLVING TO REMAIN COMPETITIVE

In recognition of changing consumer behaviour, media companies are evolving their content and launching their own solutions with the objective of better competing with non-traditional offerings through DTC products such as Bell Media’s bilingual Crave service, Super Écran, TSN and RDS, as well as authenticated TV Everywhere services featuring a series of apps including CTV, Discovery and CTV Drama. Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscriber revenue. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies. In the future, short-form video content is expected to represent an area of focus for media companies seeking to connect with a different segment of the market.

BCE Inc. 2019 Annual Report

BUSINESS OUTLOOK AND ASSUMPTIONS

2020 OUTLOOK

Subscriber revenue performance is projected to reflect the benefits from BDU carriage renewals, and continued scaling of DTC products, including Crave. However, the effects of shifting media consumption towards competing OTT and digital platforms, further TV cord-shaving and cord-cutting, as well as higher content costs for video, are expected to impact adjusted EBITDA negatively in 2020. While we anticipate the advertising market to continue to be negatively impacted by audience declines, we expect that successful completion of the acquisition of conventional French-language TV network V, as well as our pricing and strategic initiatives, should more than offset this financial pressure.

We also intend to continue controlling costs by achieving productivity gains and pursuing operational efficiencies across all of our media properties, while continuing to invest in premium content across all screens and platforms.

Across our media properties, particularly in video, we intend to leverage the strength of our market position combined with enhanced audience targeting to continue offering advertisers, both nationally and locally, premium opportunities to reach their target audiences. Success in this area requires that we focus on a number of factors, including: successfully acquiring highly rated programming and differentiated content; building and maintaining strategic supply arrangements for content across all screens and platforms; producing and commissioning high-quality Canadian content, including market-leading news; and further leveraging Bell Media’s smart data Strategic Audience Management tool with the addition of new features and functionalities such as best-in-class proprietary data, an improved user experience and a larger pool of available inventory.

Our sports video offerings are expected to continue to deliver premium content and exceptional viewing experiences to our TV and DTC audiences. Our NFL and NHL offerings, including the return of simultaneous substitution of Canadian advertising during the Super Bowl, combined with the integration of our digital platforms, are integral parts of our strategy to enhance viewership and engagement. We will also continue to focus on creating innovative high-quality productions in the areas of sports news and editorial coverage.

In non-sports specialty TV, audiences and advertising revenues are expected to be driven by investment in quality programming and production. As part of our objective to drive revenue growth, we intend to capitalize on our competitive position in key specialty services to improve both channel strength and channel selection.

Through Crave, which recently evolved into a bilingual TV and streaming service, we will continue to leverage our investments in premium content (including HBO, HBO Max, SHOWTIME and STARZ) in order to attract pay TV and DTC subscribers.

In our French-language TV services, we will continue to optimize our programming with a view to increasing our appeal to audiences, supported in particular by the pending acquisition of V as well as Super Écran, which is now available as a Crave add-on.

In radio, we intend to leverage the strength of our market position to continue offering advertisers, both nationally and locally, premium opportunities to reach their target audiences. Additionally, in conjunction with our local TV properties, we will continue to pursue opportunities that leverage our promotional capabilities, provide an expanded platform for content sharing, and offer other synergistic efficiencies.

In our OOH operations, we plan to leverage the strength of our products to provide advertisers with premium opportunities in key Canadian markets. We will also continue to seek new opportunities in digital markets, including converting certain premium outdoor structures to digital.

ASSUMPTIONS

•

Revenue performance expected to reflect BDU rate increases, strategic pricing on advertising sales and simultaneous substitution of Canadian advertising during the Super Bowl allowed by the Supreme Court ruling of December 2019 that overturned the CRTC’s 2016 decision

•	Operating cost growth driven by higher programming costs, mainly due to continued investment in Crave content and sports broadcast rights

•	Continued scaling of Crave and launch of Crave with French-language content

•	Ability to successfully acquire and produce highly rated programming and differentiated content

•	Building and maintaining strategic supply arrangements for content across all screens and platforms

•	Monetization of content rights and Bell Media properties across all platforms

•	Growth in OTT viewing expected to result in lower subscriber levels for many Bell Media video properties

•	Acquisition of conventional network V along with related digital assets, including the ad-supported VOD service Noovo.ca, subject to regulatory approvals

•	No material financial, operational or competitive consequences of changes in regulations affecting our media business

BCE Inc. 2019 Annual Report

KEY GROWTH DRIVERS

•	Strategic pricing on advertising sales

•	Further integrate the use of our data across our media properties to better inform media planning, activation, and measurement, combined with an improved buying experience for advertisers

•	Ongoing growth in BDU rates
•	Optimizing unique partnerships and strategic content investments

•	Enhancing digital strategy, including scaling of DTC products

•	Converting premium OOH structures to digital and adding new boards

PRINCIPAL BUSINESS RISKS

This section discusses certain principal business risks specifically related to the Bell Media segment. For a detailed description of the principal risks that could have a material adverse effect on our business, refer to section 9, Business risks.

AGGRESSIVE COMPETITION AND REGULATORY CONSTRAINTS

RISK

•  The intensity of competitive activity from traditional TV services, as well as from new technologies and alternative distribution platforms such as unregulated OTT content offerings, VOD, personal video platforms and pirated content, in combination with regulations that require all BDUs to make TV services available à la carte

•  Acceleration among non-traditional global players developing more aggressive product and sales strategies in creating and distributing video and the increase in DTC sales

POTENTIAL IMPACT

•  Adverse impact on the level of subscriptions and/or viewership for Bell Media’s TV services and on Bell Media’s revenue streams

ADVERTISING AND SUBSCRIPTION REVENUE UNCERTAINTY

RISK

•  Advertising is heavily dependent on economic conditions and viewership, as well as on our ability to grow alternative advertising media such as digital and OOH platforms, in the context of a changing and fragmented advertising market. Conventional media is under increasing pressure for advertising spend against dominant non-traditional/global digital services.

•  Bell Media has contracts with a variety of BDUs, under which monthly subscription fees for specialty and pay TV services are earned, that expire on a specific date

POTENTIAL IMPACT

•  Economic uncertainty could reduce advertisers’ spending. Our failure to increase or maintain viewership or capture our share of the changing and fragmented advertising market could result in the loss of advertising revenue

•  If we are not successful in obtaining favourable agreements with BDUs, it could result in the loss of subscription revenue

RISING CONTENT COSTS AND ABILITY TO SECURE KEY CONTENT

RISK

•  Rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content, and the ability to acquire or develop key content to drive revenues and subscriber growth

POTENTIAL IMPACT

•  Rising programming costs could require us to incur unplanned expenses, which could result in negative pressure on adjusted EBITDA

•  Our inability to acquire or develop popular programming content could adversely affect Bell Media’s viewership and subscription levels and, consequently, advertising and subscription revenues

BCE Inc. 2019 Annual Report

6    Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

6.1   Net debt

	2019	2018	$ CHANGE	% CHANGE

Debt due within one year	3,881	4,645	(764)	(16.4%	)

Long-term debt	22,415	19,760	2,655	13.4%

Preferred shares (1)	2,002	2,002	–	–

Cash and cash equivalents	(145)	(425)	280	65.9%

Net debt	28,153	25,982	2,171	8.4%

(1)	50% of outstanding preferred shares of $4,004 million in 2019 and 2018 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $1,891 million in total debt, comprised of debt due within one year and long-term debt, was due to:

•	an increase in our lease liabilities of $2,304 million as a result of the adoption of IFRS 16 on January 1, 2019

•

the issuance by Bell Canada of Series M-49 and Series M-50 MTN debentures with total principal amounts of $600 million and $550 million in Canadian dollars, respectively, and Series US-2 Notes with a total principal amount of $600 million in U.S. dollars ($808 million in Canadian dollars)

•	an increase in our securitized trade receivables of $131 million

Partly offset by:

•	the early redemption of Series M-27 MTN debentures and Series M-37 debentures with total principal amounts of $1 billion and $400 million, respectively
•	a decrease in our notes payable (net of issuances) of $1,073 million

•	a net decrease of $29 million in our lease liabilities and other debt

The decrease in cash and cash equivalents of $280 million was due mainly to:

•	$2,819 million of dividends paid on BCE common shares

•	$1,216 million of debt repayments (net of issuances)

•	$142 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments

•	$60 million acquisition and other costs paid

Partly offset by:

•	$3,818 million of free cash flow

•	$240 million issuance of common shares from the exercise of stock options

6.2   Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES

Outstanding, January 1, 2019	898,200,415

Shares issued under employee stock option plan	4,459,559

Shares issued under employee savings plan (ESP)	1,231,479

Shares issued under deferred share plan (DSP)	16,729

Outstanding, December 31, 2019	903,908,182

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2019	14,072,332	56

Granted	3,357,303	58

Exercised (1)	(4,459,559)	54

Forfeited	(144,535)	58

Outstanding, December 31, 2019	12,825,541	57

Exercisable, December 31, 2019	2,786,043	56

(1)	The weighted average market share price for options exercised in 2019 was $62.

At March 5, 2020, 904,327,728 common shares and 15,803,075 stock options were outstanding.

BCE Inc. 2019 Annual Report

6.3   Cash flows

	2019	2018	$ CHANGE	% CHANGE

Cash flows from operating activities	7,958	7,384	574	7.8%

Capital expenditures	(3,988)	(3,971)	(17)	(0.4%	)

Cash dividends paid on preferred shares	(147)	(149)	2	1.3%

Cash dividends paid by subsidiaries to NCI	(65)	(16)	(49)	n.m.

Acquisition and other costs paid	60	79	(19)	(24.1%	)

Voluntary DB pension plan contribution	–	240	(240)	(100.0%	)

Free cash flow	3,818	3,567	251	7.0%

Business acquisitions	(51)	(395)	344	87.1%

Acquisition and other costs paid	(60)	(79)	19	24.1%

Voluntary DB pension plan contribution	–	(240)	240	100.0%

Acquisition of spectrum licences	–	(56)	56	100.0%

Disposition of intangibles and other assets	–	68	(68)	(100.0%	)

Other investing activities	3	(32)	35	n.m.

Net (repayment) issuance of debt instruments	(1,216)	158	(1,374)	n.m.

Issue of common shares	240	11	229	n.m.

Repurchase of common shares	–	(175)	175	100.0%

Purchase of shares for settlement of share-based payments	(142)	(222)	80	36.0%

Cash dividends paid on common shares	(2,819)	(2,679)	(140)	(5.2%	)

Return of capital to non-controlling interest	–	(51)	51	100.0%

Other financing activities	(53)	(75)	22	29.3%

Net decrease in cash and cash equivalents	(280)	(200)	(80)	(40.0%	)

n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In 2019, BCE’s cash flows from operating activities increased by $574 million, compared to 2018, mainly due to higher adjusted EBITDA, which reflects the favourable impact from the adoption of IFRS 16, and a voluntary DB pension plan contribution of nil in 2019 compared to $240 million paid in 2018. This was partly offset by a decrease in operating assets and liabilities, higher interest paid which reflects the unfavourable impact from the adoption of IFRS 16 and higher income taxes paid.

Free cash flow increased by $251 million in 2019, compared to 2018, mainly due to higher cash flows from operating activities, excluding voluntary DB pension plan contributions and acquisition and other costs paid, partly offset by higher cash dividends paid by subsidiaries to NCI.

CAPITAL EXPENDITURES

	2019	2018	$ CHANGE	% CHANG	E

Bell Wireless	697	664	(33)	(5.0%)

Capital intensity ratio	7.6%	7.5%		(0.1	) pts

Bell Wireline	3,183	3,193	10	0.3%

Capital intensity ratio	25.8%	26.0%		0.2	pts

Bell Media	108	114	6	5.3%

Capital intensity ratio	3.4%	3.7%		0.3	pts

BCE	3,988	3,971	(17)	(0.4%)

Capital intensity ratio	16.6%	16.9%		0.3	pts

BCE capital expenditures totaled $3,988 million for the year, up $17 million over 2018. This corresponded to a capital intensity ratio of 16.6%, down 0.3 pts compared to last year. Capital spending in the year reflected the following:

•

Greater capital investments in our wireless segment of $33 million in 2019, compared to 2018, as we advanced the build-out of our LTE-A network, continued to deploy wireless small-cells to expand capacity to support subscriber growth and increase network speeds, coverage and signal quality, as well as to expand data fibre backhaul in preparation for 5G technology

BCE Inc. 2019 Annual Report

•

A modest reduction in capital spending in our wireline segment of $10 million in 2019, compared to last year, as we continued to focus our investments on the ongoing deployment of FTTP to more homes and businesses, the roll-out of fixed WTTP to rural locations in Ontario and Québec, the connection of fibre Internet and TV services to more homes and businesses and the execution of business customer contracts

•	Lower capital expenditures at Bell Media of $6 million in 2019, compared to 2018, mainly due to production equipment and IT upgrades in 2018

BUSINESS ACQUISITIONS

On August 31, 2018, BCE completed the acquisition of all of the issued and outstanding common shares of Axia for a total cash consideration of $154 million.

On January 5, 2018, BCE acquired all of the issued and outstanding shares of AlarmForce Industries Inc. (AlarmForce) for a total consideration of $182 million, of which $181 million was paid in cash and the remaining $1 million through the issuance of 22,531 BCE common shares.

VOLUNTARY DB PENSION PLAN CONTRIBUTION

In 2018, we made a voluntary contribution of $240 million to fund our post-employment benefit obligation. The voluntary contribution was funded from cash on hand at the end of 2018. This reduced the amount of BCE’s future pension funding obligations and the use of letters of credit for funding deficits.

DISPOSITION OF INTANGIBLE AND OTHER ASSETS

During Q1 2018, BCE sold AlarmForce’s approximate 39,000 customer accounts in British Columbia, Alberta and Saskatchewan to Telus for total proceeds of approximately $68 million.

DEBT INSTRUMENTS

We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of notes payable under commercial paper programs, loans securitized by trade receivables and bank facilities. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt. As at December 31, 2019, all of our debt was denominated in Canadian dollars with the exception of our commercial paper, and Series US-1 and Series US-2 Notes, which are denominated in U.S. dollars and have been hedged for foreign currency fluctuations through forward currency contracts and cross currency interest rate swaps.

2019

We repaid $1,216 million of debt, net of issuances. This included the early redemption of Series M-27 MTN debentures and Series M-37 debentures in the principal amounts of $1 billion and $400 million, respectively, the repayments (net of issuances) of $1,073 million of notes payable, and net payments of lease liabilities and other debt of $832 million. These repayments were partly offset by the issuances of Series M-49 and Series M-50 MTN debentures with total principal amounts of $600 million and $550 million in Canadian dollars, respectively, Series US-2 Notes with a total principal amount of $600 million in U.S. dollars ($808 million in Canadian dollars), and an increase in securitized trade receivables of $131 million.

2018

We issued $158 million of debt, net of repayments. This included the issuances at Bell Canada of Series M-47 and M-48 MTN debentures with total principal amounts of $500 million and $1 billion, respectively, and the issuances of Series US-1 Notes with a total principal amount of $1,150 million in U.S. dollars ($1,493 million in Canadian dollars). These issuances were partly offset by the early redemption of Series M-25 and M-28 MTN debentures, Series M-33 debentures, Series 9 notes and Series 8 notes in the principal amounts of $1 billion, $400 million, $300 million, $200 million and $200 million, respectively, payments of finance leases and other debt of $612 million and net repayments of $123 million of notes payable.

ISSUANCE OF COMMON SHARES

The issuance of common shares in 2019 increased by $229 million, compared to 2018, due to a higher number of exercised stock options.

REPURCHASE OF COMMON SHARES

In Q1 2018, BCE repurchased and cancelled 3,085,697 common shares for a total cost of $175 million through a NCIB. Of the total cost, $69 million represented stated capital and $3 million represented the reduction of the contributed surplus attributable to these common shares. The remaining $103 million was charged to the deficit.

BCE Inc. 2019 Annual Report

CASH DIVIDENDS PAID ON COMMON SHARES

In 2019, cash dividends paid on common shares of $2,819 million increased by $140 million, compared to 2018, due to a higher dividend paid in 2019 of $3.1325 per common share compared to $2.9825 per common share in 2018.

6.4   Post-employment benefit plans

For the year ended December 31, 2019, we recorded a decrease in our post-employment benefit obligations and a gain, before taxes, in OCI of $191 million. This was due to a higher-than-expected return on plan assets, partly offset by a lower actual discount rate of 3.1% at December 31, 2019, compared to 3.8% at December 31, 2018.

For the year ended December 31, 2018, we recorded a decrease in our post-employment benefit obligations and a gain, before taxes, in OCI of $92 million. This was due to a higher actual discount rate of 3.8% at December 31, 2018, compared to 3.6% at December 31, 2017. The gain was partly offset by a lower-than-expected return on plan assets.

6.5   Financial risk management

Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks that include credit risk, liquidity risk, foreign currency risk, interest rate risk, equity price risk and longevity risk. These risks are further described in Note 2, Significant accounting policies, Note 7, Other expense, Note 24, Post-employment benefit plans and Note 26, Financial and capital management in BCE’s 2019 consolidated financial statements.

The following table outlines our financial risks, how we manage these risks and their financial statement classification.

FINANCIAL	DESCRIPTION	MANAGEMENT OF RISK AND
RISK	OF RISK	FINANCIAL STATEMENT CLASSIFICATION

Credit risk	We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our trade receivables and derivative instruments are unable to meet their obligations.

•  Large and diverse customer base

•  Deal with institutions with investment-grade credit ratings

•  Regularly monitor our credit risk and exposure

•  Our trade receivables and allowance for doubtful accounts balances at December 31, 2019 were $2,981 million and $62 million, respectively

•  Our contract assets and allowance for doubtful accounts balances at December 31, 2019 were $1,712 million and $68 million, respectively

Liquidity risk	We are exposed to liquidity risk for financial liabilities.

•  Sufficient cash from operating activities, possible capital markets financing and committed bank facilities to fund our operations and fulfill our obligations as they become due

•  Refer to section 6.7, Liquidity – Contractual obligations, for a maturity analysis of our recognized financial liabilities

Foreign currency risk

We are exposed to foreign currency risk related to anticipated transactions and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $13 million ($27 million) recognized in net earnings at December 31, 2019 and a gain (loss) of $189 million ($178 million) recognized in OCI at December 31, 2019, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $4 million recognized in OCI at December 31, 2019, with all other variables held constant.

Refer to the following Fair value section for details on our derivative financial instruments.

•  Foreign currency forward contracts and options on our anticipated transactions and commercial paper maturing in 2020 to 2021 of $3.3 billion in U.S. dollars ($4.3 billion in Canadian dollars) and $1.9 billion in Philippine pesos ($49 million in Canadian dollars) at December 31, 2019, to manage foreign currency risk related to anticipated transactions and certain foreign currency debt

•  For cash flow hedges, changes in the fair value are recognized in OCI, except for any ineffective portion, which is recognized immediately in earnings in Other expense. Realized gains and losses in Accumulated OCI are reclassified to the income statements or to the initial cost of the non-financial asset in the same periods as the corresponding hedged transactions are recognized.

•  For economic hedges, changes in the fair value are recognized in Other expense

•  At December 31, 2019, we had outstanding cross currency interest rate swaps with notional amounts of $1,150 million and $600 million in U.S. dollars ($1,493 million and $808 million in Canadian dollars, respectively). These cross currency interest rate swaps are used to hedge the U.S. currency exposure of our Series US-1 Notes maturing in 2048 and Series US-2 Notes maturing in 2049, respectively.

•  For cross currency interest rate swaps, changes in the fair value of these derivatives and the related debt are recognized in Other expense in the income statements and offset, unless a portion of the hedging relationship is ineffective

BCE Inc. 2019 Annual Report

FINANCIAL	DESCRIPTION	MANAGEMENT OF RISK AND
RISK	OF RISK	FINANCIAL STATEMENT CLASSIFICATION

Interest rate risk

We are exposed to risk on the interest rates of our debt, our post-employment benefit plans and on dividend rate resets on our preferred shares.

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $29 million in net earnings at December 31, 2019.

Refer to the following Fair value section for details on our derivative financial instruments.

•  We use interest rate swaps to economically hedge dividend rate resets on preferred shares. We also use interest rate locks to hedge the interest rates on future debt issuances.

•  In 2019, we entered into interest rate swaps with a notional amount of $275 million to hedge the dividend rate reset on BCE preferred shares in 2020.

•  For interest rate swaps, changes in the fair value of these derivatives are recognized immediately in Other expense in the income statements

•  There were no interest rate locks outstanding as of December 31, 2019

•  For our post-employment benefit plans, the interest rate risk is managed using a liability matching approach which reduces the exposure of the DB pension plans to a mismatch between investment growth and obligation growth

Equity price risk

We are exposed to risk on our cash flow related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan.

A 5% increase (decrease) in the market price of BCE’s common shares at December 31, 2019 would result in a gain (loss) of $38 million recognized in net earnings for 2019, with all other variables held constant.

Refer to the following Fair value section for details on our derivative financial instruments.

•  Equity forward contracts with a fair value of $40 million at December 31, 2019 on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan

•  Changes in the fair value of these derivatives are recorded in the income statements in Operating costs for derivatives used to hedge a cash-settled share-based payment plan and Other expense for derivatives used to hedge equity settled share-based payment plans

Longevity risk	We are exposed to life expectancy risk on our post-employment benefit plans.

•  The Bell Canada pension plan has an investment arrangement to hedge part of its exposure to potential increases in longevity which covers approximately $4 billion of post-employment benefit obligations

FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values are not the net amounts that would be realized if these instruments were settled.

The carrying values of our cash and cash equivalents, trade and other receivables, dividends payable, trade payables and accruals, compensation payable, severance and other costs payable, interest payable, notes payable and loans secured by trade receivables approximate fair value as they are short-term.

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			DECEMBER 31, 2019		DECEMBER 31, 2018

			CARRYING	FAIR	CARRYING	FAIR
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	VALUE	VALUE	VALUE

CRTC tangible benefits obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	29	29	61	61

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	82	85	108	112

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	18,653	20,905	18,188	19,178

Finance leases (1)	Debt due within one year and long-term debt	Present value of future cash flows discounted using observable market interest rates	–	–	2,097	2,304

(1)	Upon adoption of IFRS 16 on January 1, 2019, fair value disclosures are no longer required for leases.

BCE Inc. 2019 Annual Report

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

		FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)	(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

December 31, 2019

Publicly-traded and privately-held investments (3)	Other non-current assets	129	2	–		127

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	165	–	165		–

MLSE financial liability (4)	Trade payables and other liabilities	(135)	–	–		(135)

Other	Other non-current assets and liabilities	71	1	128		(58)

December 31, 2018

Publicly-traded and privately-held investments (3)	Other non-current assets	110	1	–		109

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	181	–	181		–

MLSE financial liability (4)	Trade payables and other liabilities	(135)	–	–		(135)

Other	Other non-current assets and liabilities	43	–	114		(71)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)	Unrealized gains and losses are recorded in OCI and impairment charges are recorded in Other expense in the income statements.

(4)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other expense in the income statements. The option has been exercisable since 2017.

6.6   Credit ratings

Credit ratings generally address the ability of a company to repay principal and pay interest on debt or dividends on issued and outstanding preferred shares.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available partly depend on our assigned credit ratings at the time capital is raised. Investment-grade credit ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment-grade. A ratings downgrade could result in adverse consequences for our funding capacity or ability to access the capital markets.

The following table provides BCE’s and Bell Canada’s credit ratings, which are considered investment grade, as at March 5, 2020 from DBRS, Moody’s and S&P.

KEY CREDIT RATINGS

BELL CANADA (1)

MARCH 5, 2020	DBRS	MOODY’S	S&P

Commercial paper	R-2 (high)	P-2	A-1 (Low) (Canadian scale)

A-2 (Global scale)

Long-term debt	BBB (high)	Baa1	BBB+

Subordinated long-term debt	BBB (low)	Baa2	BBB

BCE (1)

	DBRS	MOODY’S	S&P

Preferred shares	Pfd-3	–	P-2 (Low) (Canadian scale)

BBB- (Global scale)

(1)

These credit ratings are not recommendations to buy, sell or hold any of the securities referred to, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. Each credit rating should be evaluated independently of any other credit rating.

As of March 5, 2020, BCE and Bell Canada’s credit ratings have stable outlooks from DBRS, Moody’s and S&P.

BCE Inc. 2019 Annual Report

6.7   Liquidity

SOURCES OF LIQUIDITY

Our cash and cash equivalents balance at the end of 2019 was $145 million. We expect that this balance, our 2020 estimated cash flows from operations and capital markets financing, including commercial paper, will permit us to meet our cash requirements in 2020 for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations and other cash requirements.

Should our 2020 cash requirements exceed our cash and cash equivalents balance, cash generated from our operations and capital markets financing, we would expect to cover such a shortfall by drawing under committed credit facilities that are currently in place or through new facilities to the extent available.

In 2020, our cash flows from operations, cash and cash equivalents balance, capital markets financings, securitized trade receivable programs and credit facilities should give us flexibility in carrying out our plans for business growth, including business acquisitions and spectrum auctions, as well as for the payment of contingencies.

Subsequent to year end, on February 13, 2020, Bell Canada issued 3.50% Series M-51 MTN debentures under its 1997 trust indenture, with a principal amount of $750 million, which mature on September 30, 2050. The net proceeds of the offering are intended to be used to fund, on March 16, 2020, the redemption, prior to maturity, of Bell Canada’s 4.95% Series M-24 MTN debentures, with early debt redemption charges of $17 million. The M-24 MTN debentures have an outstanding principal amount of $500 million and were due on May 19, 2021. The net proceeds are further intended to be used for the repayment of short-term debt.

The table below is a summary of our total bank credit facilities at December 31, 2019.

DECEMBER 31, 2019	TOTAL AVAILABLE	DRAWN	LETTERS OF CREDIT	COMMERCIAL PAPER OUTSTANDING	NET AVAILABLE

Committed credit facilities

Unsecured revolving and expansion facilities (1) (2)	4,000	–	–	1,951	2,049

Other	106	–	106	–	–

Total committed credit facilities	4,106	–	106	1,951	2,049

Total non-committed credit facilities	1,939	–	1,059	–	880

Total committed and non-committed credit facilities	6,045	–	1,165	1,951	2,929

(1)

Bell Canada’s $2.5 billion and additional $500 million committed revolving credit facilities expire in November 2024 and November 2020, respectively, and its $1 billion committed expansion credit facility expires in November 2022. Bell Canada has the option, subject to certain conditions, to convert advances outstanding under the additional $500 million revolving credit facility into a term loan with a maximum one-year term.

(2)

As of December 31, 2019, Bell Canada’s outstanding commercial paper included $1,502 million in U.S. dollars ($1,951 million in Canadian dollars). All of Bell Canada’s commercial paper outstanding is included in debt due within one year.

Bell Canada may issue notes under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3 billion in either Canadian or U.S. currency provided that at no time shall such maximum amount of notes exceed $4 billion in Canadian currency which equals the aggregate amount available under Bell Canada’s committed supporting revolving and expansion credit facilities as at December 31, 2019. The total amount of the net available committed revolving and expansion credit facilities may be drawn at any time.

Some of our credit agreements require us to meet specific financial ratios and to offer to repay and cancel the credit agreements upon a change of control of BCE or Bell Canada. In addition, some of our debt agreements require us to offer to repurchase certain series of debt securities upon the occurrence of a change of control event as defined in the relevant debt agreements. We are in compliance with all conditions and restrictions under such agreements.

CASH REQUIREMENTS

CAPITAL EXPENDITURES

In 2020, our planned capital spending will be focused on our strategic imperatives, reflecting an appropriate level of investment in our networks and services.

POST-EMPLOYMENT BENEFIT PLANS FUNDING

Our post-employment benefit plans include DB pension and defined contribution (DC) pension plans, as well as other post-employment benefits (OPEBs) plans. The funding requirements of our post-employment benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Our expected funding for 2020 is detailed in the following table and is subject to actuarial valuations that will be completed in mid-2020. Actuarial valuations were last performed for our significant post-employment benefit plans as at December 31, 2018.

2020 EXPECTED FUNDING	TOTAL

DB pension plans	170

DC pension plans	120

OPEBs	75

Total net post-employment benefit plans	365

BCE Inc. 2019 Annual Report

DIVIDEND PAYMENTS

In 2020, the cash dividends to be paid on BCE’s common shares are expected to be higher than in 2019 as BCE’s annual common share dividend increased by 5.0% to $3.33 per common share from $3.17 per common share effective with the dividend payable on April 15, 2020.

This increase is consistent with BCE’s common share dividend payout policy of a target payout between 65% and 75% of free cash flow. BCE’s dividend policy and the declaration of dividends are subject to the discretion of the BCE Board.

CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations at December 31, 2019 that are due in each of the next five years and thereafter.

	2020	2021	2022	2023	2024	THERE- AFTER	TOTAL

Recognized financial liabilities

Long-term debt	62	2,302	1,762	1,637	1,250	11,688	18,701

Notes payable	1,994	–	–	–	–	–	1,994

Lease liabilities	960	858	629	530	418	2,338	5,733

Loan secured by trade receivables	1,050	–	–	–	–	–	1,050

Interest payable on long-term debt, notes payable and loan secured by trade receivables	862	772	711	643	580	6,869	10,437

Net interest receipts on cross currency basis swaps	(3)	(2)	(2)	(2)	(2)	(57)	(68)

MLSE financial liability	(135)	–	–	–	–	–	(135)

Commitments (off-balance sheet)

Commitments for property, plant and equipment and intangible assets	1,050	796	656	521	381	589	3,993

Purchase obligations	593	510	460	297	180	370	2,410

Leases committed not yet commenced	10	4	3	3	2	5	27

Total	6,443	5,240	4,219	3,629	2,809	21,802	44,142

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

Our commitments for leases not yet commenced include OOH advertising spaces and real estate with lease terms ranging from 4 to 20 years. These leases are non-cancellable.

INDEMNIFICATIONS AND GUARANTEES

(OFF-BALANCE SHEET)

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and leases. While some of the agreements specify a maximum potential exposure, many do not specify a maximum amount or termination date.

We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications and guarantees. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under indemnifications or guarantees in the past.

LITIGATION

In the ordinary course of our business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 5, 2020, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements or operations. We believe that we have strong defences and we intend to vigorously defend our positions.

For a description of important legal proceedings pending at March 5, 2020, please see the section entitled Legal proceedings contained in the BCE 2019 AIF.

BCE Inc. 2019 Annual Report

7   Selected annual and quarterly information

7.1  Annual financial information

The following table shows selected consolidated financial data of BCE for 2019, 2018 and 2017 based on the annual consolidated financial statements, which are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). We discuss the factors that caused our results to vary over the past two years throughout this MD&A.

As required, we adopted IFRS 16 – Leases effective January 1, 2019, as described in section 10.1, Our accounting policies. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under IAS 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019.

Effective January 1, 2018, we applied IFRS 15 – Revenue from Contracts with Customers, retrospectively to each period in 2017 previously reported. In 2018, we also reclassified some 2017 amounts to make them consistent with the 2018 presentation.

	2019	2018	2017

CONSOLIDATED INCOME STATEMENTS

Operating revenues

Service	20,737	20,441	20,095

Product	3,227	3,027	2,662

Total operating revenues	23,964	23,468	22,757

Operating costs	(13,858)	(13,933)	(13,475)

Adjusted EBITDA	10,106	9,535	9,282

Severance, acquisition and other costs	(114)	(136)	(190)

Depreciation	(3,496)	(3,145)	(3,034)

Amortization	(902)	(869)	(810)

Finance costs

Interest expense	(1,132)	(1,000)	(955)

Interest on post-employment benefit obligations	(63)	(69)	(72)

Other expense	(13)	(348)	(102)

Income taxes	(1,133)	(995)	(1,069)

Net earnings	3,253	2,973	3,050

Net earnings attributable to:

Common shareholders	3,040	2,785	2,866

Preferred shareholders	151	144	128

Non-controlling interest	62	44	56

Net earnings	3,253	2,973	3,050

Net earnings per common share

Basic and diluted	3.37	3.10	3.20

RATIOS

Adjusted EBITDA margin (%)	42.2%	40.6%	40.8%

Return on equity (%) (1)	18.2%	17.1%	18.6%

(1)	Net earnings attributable to common shareholders divided by total average equity attributable to BCE shareholders excluding preferred shares.

BCE Inc. 2019 Annual Report

	2019	2018	2017

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Total assets	60,146	57,100	55,802

Cash and cash equivalents	145	425	625

Debt due within one year (including notes payable and loans secured by trade receivables)	3,881	4,645	5,178

Long-term debt	22,415	19,760	18,215

Total non-current liabilities	28,961	25,982	24,445

Equity attributable to BCE shareholders	21,074	20,363	20,302

Total equity	21,408	20,689	20,625

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash flows from operating activities	7,958	7,384	7,358

Cash flows used in investing activities	(4,036)	(4,386)	(5,437)

Capital expenditures	(3,988)	(3,971)	(4,034)

Business acquisitions	(51)	(395)	(1,649)

Disposition of intangibles and other assets	–	68	323

Cash flows used in financing activities	(4,202)	(3,198)	(2,149)

Issue of common shares	240	11	117

Net (repayment) issuance of debt instruments	(1,216)	158	691

Cash dividends paid on common shares	(2,819)	(2,679)	(2,512)

Cash dividends paid on preferred shares	(147)	(149)	(127)

Cash dividends paid by subsidiaries to non-controlling interest	(65)	(16)	(34)

Free cash flow	3,818	3,567	3,418

SHARE INFORMATION

Average number of common shares (millions)	900.8	898.6	894.3

Common shares outstanding at end of year (millions)	903.9	898.2	901.0

Market capitalization (1)	54,379	48,440	54,402

Dividends declared per common share (dollars)	3.17	3.02	2.87

Dividends declared on common shares	(2,857)	(2,712)	(2,564)

Dividends declared on preferred shares	(151)	(144)	(128)

Closing market price per common share (dollars)	60.16	53.93	60.38

Total shareholder return	17.5%	(5.6%)	8.9%

RATIOS

Capital intensity (%)	16.6%	16.9%	17.7%

Price to earnings ratio (times) (2)	17.85	17.40	18.87

OTHER DATA

Number of employees (thousands)	52	53	52

(1)	BCE’s common share price at the end of the year multiplied by the number of common shares outstanding at the end of the year.

(2)	BCE’s common share price at the end of the year divided by EPS.

BCE Inc. 2019 Annual Report

7.2   Quarterly financial information

The following table shows selected BCE consolidated financial data by quarter for 2019 and 2018. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A.

	2019				2018

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating revenues

Service	5,276	5,185	5,231	5,045	5,231	5,117	5,129	4,964

Product	1,040	799	699	689	984	760	657	626

Total operating revenues	6,316	5,984	5,930	5,734	6,215	5,877	5,786	5,590

Adjusted EBITDA	2,508	2,594	2,595	2,409	2,394	2,457	2,430	2,254

Severance, acquisition and other costs	(28)	(23)	(39)	(24)	(58)	(54)	(24)	–

Depreciation	(865)	(861)	(888)	(882)	(799)	(779)	(787)	(780)

Amortization	(228)	(230)	(223)	(221)	(216)	(220)	(221)	(212)

Finance costs

Interest expense	(286)	(282)	(281)	(283)	(259)	(255)	(246)	(240)

Interest on post-employment benefit obligations	(16)	(16)	(15)	(16)	(18)	(17)	(17)	(17)

Other (expense) income	(119)	61	(56)	101	(158)	(41)	(88)	(61)

Income taxes	(243)	(321)	(276)	(293)	(244)	(224)	(292)	(235)

Net earnings	723	922	817	791	642	867	755	709

Net earnings attributable to common shareholders	672	867	761	740	606	814	704	661

Net earnings per common share

Basic and diluted	0.74	0.96	0.85	0.82	0.68	0.90	0.79	0.73

Average number of common shares outstanding – basic (millions)	903.8	901.4	899.5	898.4	898.1	898.0	898.0	900.2

OTHER INFORMATION

Cash flows from operating activities	2,091	2,258	2,093	1,516	1,788	2,043	2,057	1,496

Free cash flow	894	1,189	1,093	642	1,022	1,014	994	537

Capital expenditures	(1,153)	(1,013)	(972)	(850)	(974)	(1,010)	(1,056)	(931)

BCE Inc. 2019 Annual Report

FOURTH QUARTER HIGHLIGHTS

OPERATING REVENUES	Q4 2019	Q4 2018	$ CHANGE	% CHANGE

Bell Wireless	2,493	2,407	86	3.6%

Bell Wireline	3,138	3,137	1	–

Bell Media	879	850	29	3.4%

Inter-segment eliminations	(194)	(179)	(15)	(8.4%)

Total BCE operating revenues	6,316	6,215	101	1.6%

ADJUSTED EBITDA	Q4 2019	Q4 2018	$ CHANGE	% CHANGE

Bell Wireless	944	879	65	7.4%

Bell Wireline	1,359	1,339	20	1.5%

Bell Media	205	176	29	16.5%

Total BCE adjusted EBITDA	2,508	2,394	114	4.8%

BCE operating revenues grew by 1.6% in Q4 2019, compared to Q4 2018, driven by growth in Bell Wireless and Bell Media, while Bell Wireline remained stable year over year. The year-over-year increase reflected both higher service and product revenues of 0.9% and 5.7%, respectively.

BCE net earnings increased by 12.6% in Q4 2019, compared to Q4 2018, mainly due to higher adjusted EBITDA, lower other expense and lower severance, acquisition and other costs. This was partly offset by higher depreciation and amortization expense and finance costs. The adoption of IFRS 16 did not have a significant impact on net earnings.

BCE adjusted EBITDA increased by 4.8% in Q4 2019, compared to Q4 2018, driven by growth across all three of our segments. This resulted in an adjusted EBITDA margin of 39.7% in the quarter, up 1.2 pts over Q4 2018, primarily due to the favourable impact from the adoption of IFRS 16 in 2019.

Bell Wireless operating revenues increased by 3.6% in Q4 2019, compared to Q4 2018, driven by higher service and product revenues. Service revenues grew by 1.6% year over year due to continued growth in both our postpaid and prepaid subscriber base along with rate increases and a greater mix of customers subscribing to higher-value monthly plans including unlimited data plans. This was moderated by greater sales of premium handsets along with the impact of higher-value monthly plans, and lower data overage driven by increased customer adoption of unlimited data plans. Product revenues grew by 7.4% year over year, driven by increased sales of premium handsets and the impact of higher-value monthly plans in our sales mix.

Bell Wireless adjusted EBITDA increased by 7.4% in Q4 2019, compared to the same period last year, mainly driven by the flow-through of higher revenues, partially offset by higher operating expenses of 1.4% year over year. The increase in operating expenses was primarily due to higher product cost of goods sold from greater mix of premium handsets and increased handset costs, higher network operating costs to support the growth in our subscriber base and data consumption and higher bad debt expense driven by the growth in revenues. This was offset in part by the favourable impact from the adoption of IFRS 16 in 2019. Adjusted EBITDA margin, based on wireless operating revenues, of 37.9% increased by 1.4 pts over Q4 2018, mainly due to the impact from the adoption of IFRS 16, greater service revenue flow-through and promotional spending discipline during the holiday season, moderated by higher low-margin product sales in our total revenue base.

Bell Wireline operating revenues remained unchanged in Q4 2019, compared to Q4 2018, resulting from stable year-over-year service revenue which increased 0.1%, as the continued expansion of our retail Internet and IPTV subscriber bases, residential rate increases, contribution from the federal election and higher business solution services revenue were offset by ongoing subscriber erosion in voice and satellite TV, greater acquisition, retention and bundle discounts on residential services to match competitor promotions, lower TV pay-per-view revenues and a decline in IP connectivity revenues due in part to migration to Internet based services. Product revenues were relatively stable year over year, declining 0.6% or $1 million.

Bell Wireline adjusted EBITDA grew by 1.5% in Q4 2019, compared to Q4 2018, mainly due to lower operating costs of 1.1%, driven by the favourable impact from the adoption of IFRS 16 in 2019 and continued effective cost containment. Adjusted EBITDA margin increased 0.6 pts to 43.3% in Q4 2019, compared to Q4 2018, mainly due to the favourable impact from the adoption of IFRS 16 in 2019.

Bell Media operating revenues increased by 3.4% in Q4 2019, compared to the same period last year, driven by increased subscriber revenues from the continued growth in Crave due to higher subscribers along with rate increases following the launch of our enhanced Crave service in November 2018 and also reflected the favourability from BDU contract renewals. Advertising revenues declined modestly in Q4 2019, compared to Q4 2018, from lower conventional TV advertising revenues and ongoing market softness in radio, partially offset by continued growth in specialty TV and OOH advertising revenues.

Bell Media adjusted EBITDA increased by 16.5% in Q4 2019, compared to the same period last year, driven by higher operating revenues coupled with stable operating expenses as the favourable impact from the adoption of IFRS 16 in 2019 was offset by the growth in programming and content costs related to higher sports broadcast rights costs and ongoing Crave content expansion.

BCE capital expenditures of $1,153 million in Q4 2019 increased by $179 million over Q4 2018 and corresponded to a capital intensity ratio of 18.3% compared to 15.7% last year. The growth in capital investments was driven by increases across all three of our segments. Wireline capital spending was $96 million higher year over year, mainly due to the timing of our spending, driven by the roll-out of fixed WTTP to rural locations in Ontario and Québec. Capital spending at Bell Wireless was

BCE Inc. 2019 Annual Report

up $78 million in Q4 2019 over Q4 2018, due to the timing of our spending compared to Q4 2018 as we continue to invest in wireless small cells to expand capacity to support subscriber growth, and increase speeds, coverage and signal quality, as well as to expand data fibre backhaul in preparation for 5G technology. Bell Media capital investments increased $5 million compared to Q4 2018 mainly related to continued investment in digital platforms.

BCE severance, acquisition and other costs of $28 million in Q4 2019 decreased by $30 million, compared to Q4 2018, mainly due to lower acquisition and other costs.

BCE depreciation of $865 million in Q4 2019 increased by $66 million, year over year, mainly due to the adoption of IFRS 16.

BCE amortization was $228 million in Q4 2019, up from $216 million in Q4 2018, mainly due to a higher asset base.

BCE interest expense was $286 million in Q4 2019, up from $259 million in Q4 2018, mainly as a result of the adoption of IFRS 16 and higher average debt levels.

BCE other expense of $119 million in Q4 2019 decreased by $39 million, year over year, mainly due to lower impairment charges at our Bell Media segment and higher gains on investments which included BCE’s obligation to repurchase at fair value the minority interest in one of BCE’s subsidiaries, partly offset by higher net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans.

BCE income taxes of $243 million in Q4 2019 decreased by $1 million, compared to Q4 2018, mainly as a result of a higher value of uncertain tax positions favourably resolved in Q4 2019, partly offset by higher taxable income.

BCE net earnings attributable to common shareholders of $672 million in Q4 2019, or $0.74 per share, were higher than the $606 million, or $0.68 per share, reported in Q4 2018. The year-over-year increase was mainly due to higher adjusted EBITDA, lower other expense and lower severance, acquisition and other costs. This was partly offset by higher depreciation and amortization expense and finance costs. The adoption of IFRS 16 did not have a significant impact on net earnings. Adjusted net earnings remained stable at $794 million in Q4 2019, compared to Q4 2018, and adjusted EPS decreased to $0.88, from $0.89 in Q4 2018.

BCE cash flows from operating activities was $2,091 million in Q4 2019 compared to $1,788 million in Q4 2018. The increase is mainly attributable to higher adjusted EBITDA, which reflects the favourable impact from the adoption of IFRS 16, a voluntary DB pension plan contribution of nil in 2019 compared to $240 million paid in 2018, an increase in operating assets and liabilities, and lower interest paid, partly offset by higher income taxes paid.

BCE free cash flow generated in Q4 2019 was $894 million, compared to $1,022 million in Q4 2018. The decrease was mainly attributable to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding voluntary DB pension plan contributions and acquisition and other costs paid.

SEASONALITY CONSIDERATIONS

Some of our segments’ revenues and expenses vary slightly by season, which may impact quarter-to-quarter operating results.

Bell Wireless operating results are influenced by the timing of new mobile device launches and seasonal promotional periods, such as back-to-school, Black Friday and the Christmas holiday period, as well as the level of overall competitive intensity. Because of these seasonal effects, subscriber additions and retention costs due to device upgrades related to contract renewals are typically higher in the third and fourth quarters. Accordingly, adjusted EBITDA tends to be lower in the third and fourth quarters, due to the costs associated with higher seasonal loading volumes. With respect to ABPU, historically we have experienced seasonal sequential increases in the second and third quarters, due to higher levels of usage and roaming in the spring and summer months, followed by historical seasonal sequential declines in the fourth and first quarters. However, this seasonal effect on ABPU has moderated, as unlimited voice and data options have become more prevalent, resulting in less variability in chargeable data usage.

Bell Wireline revenue tends to be higher in the fourth quarter because of historically higher data and equipment product sales to business customers. However, this may vary from year to year depending on the strength of the economy and the presence of targeted sales initiatives, which can influence customer spending. Home Phone, TV and Internet subscriber activity is subject to modest seasonal fluctuations, attributable largely to residential moves during the summer months and the back-to-school period in the third quarter. Targeted marketing efforts conducted during various times of the year to coincide with special events or broad-based marketing campaigns also may have an impact on overall wireline operating results.

Bell Media revenue and related expenses from TV and radio broadcasting are largely derived from the sale of advertising, the demand for which is affected by prevailing economic conditions as well as cyclical and seasonal variations. Seasonal variations are driven by the strength of TV ratings, particularly during the fall programming season, major sports league seasons and other special sporting events such as the Olympic Games, NHL and NBA playoffs and World Cup soccer, as well as fluctuations in consumer retail activity during the year.

BCE Inc. 2019 Annual Report

8   Regulatory environment

8.1  Introduction

This section describes certain legislation that governs our business and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us, influence our business and may continue to affect our ability to compete in the marketplace. Bell Canada and several of its direct and indirect subsidiaries, including Bell Mobility, Bell ExpressVu Limited Partnership (ExpressVu), Bell Media, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec) and Northwestel, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. Our business is affected by regulations, policies and decisions made by various regulatory agencies, including the CRTC, a quasi-judicial agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries, and other federal government departments, in particular ISED and the Competition Bureau, as well as by prime minister mandate letters such as the mandate letters issued on December 13, 2019, announcing the government’s intention to reduce the average cost of cellular phone bills in Canada by 25 percent.

In particular, the CRTC regulates the prices we can charge for retail telecommunications services when it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition is sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of our retail wireline and wireless telecommunications services. The CRTC can also mandate the provision of access by competitors to our wireline and wireless networks and the rates we can charge them. Notably, it currently mandates wholesale high-speed access for wireline broadband as well as domestic wireless roaming services. Additional mandated services, as well as lower mandated wholesale rates, could undermine our incentives to invest in network improvements and extensions, limit our flexibility, influence the market structure, improve the business position of our competitors, limit network-based differentiation of our services and negatively impact the financial performance of our businesses. Our TV distribution and our TV and radio broadcasting businesses are subject to the Broadcasting Act and are, for the most part, not subject to retail price regulation.

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, ISED, Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, and control of copyright piracy. Adverse decisions by governments or regulatory agencies, increasing regulation or a lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business.

REVIEW OF KEY LEGISLATION

On June 5, 2018, the Minister of Innovation, Science and Industry and the Minister of Canadian Heritage announced the launch of a review of the Broadcasting Act, the Radiocommunication Act and the Telecommunications Act (the Acts). The legislative review is intended to modernize the Acts to better address new realities impacting the broadcasting and telecommunications industries. The review was led by a panel of external experts tasked with consulting industry members and Canadian consumers. On January 29, 2020, the review panel issued a report that included 97 recommendations. Reforms of these key pieces of legislation could have material impacts for our broadcasting, telecommunications and wireless businesses. It is unclear which of the panel’s recommendations, if any, may be adopted by the government, and when any adopted reforms would come into force. Therefore, the impact, if any, of these recommendations on our business and financial results is unclear at this time.

BCE Inc. 2019 Annual Report

8.2   Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group of companies and partnerships, including Bell Canada, Bell Mobility, NorthernTel, Télébec and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all telecommunications services, unless the services are exempt or forborne from regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. In addition, a few large TCCs, including those in the BCE group, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

REVIEW OF MOBILE WIRELESS SERVICES

On February 28, 2019, the CRTC launched its planned review of the regulatory framework for mobile wireless services. The purpose of the proceeding is to consider changes to the wireless regulatory framework developed in 2015. The main issues in the CRTC’s consultation include (i) competition in the retail market; (ii) the current wholesale mobile wireless service regulatory framework, with a focus on wholesale MVNO access; and (iii) the future of mobile wireless services in Canada, with a focus on reducing barriers to infrastructure deployment. With respect to MVNOs, the CRTC expressed the preliminary view that it would be appropriate for the national wireless carriers to provide wholesale MVNO access. The CRTC held a public hearing in February 2020 and a decision is expected later in 2020. It is unclear what impact, if any, the results of this consultation could have on our business and financial results. However, a decision by the CRTC mandating MVNO access will negatively impact our capacity to make investments at the same levels as we have in the past and, accordingly, it will put at risk our ability to invest in next-generation networks.

MANDATED DISAGGREGATED WHOLESALE ACCESS TO FTTP NETWORKS

On July 22, 2015, in Telecom Regulatory Policy CRTC 2015-326, the CRTC mandated the introduction of a new disaggregated wholesale high-speed access service, including over FTTP facilities. The first stage of its implementation is to take place only in Ontario and Québec, our two largest markets. This adverse regulatory decision may impact the specific nature, magnitude, location and timing of our future FTTP investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP undermines the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas.

On August 29, 2017, in Telecom Order CRTC 2017-312, the CRTC set interim rates for the new disaggregated wholesale high-speed access service. The final rates remain to be determined. The mandating of final rates that are materially different from the rates we proposed could further impact our investment strategy, improve the business position of our competitors and adversely impact our financial results.

PROPOSED EXPANSION OF

AGGREGATED WHOLESALE ACCESS

REGIME TO FTTP NETWORKS

On November 7, 2018, the Canadian Network Operators Consortium Inc. (CNOC) (which represents wholesale ISPs) applied to the CRTC to obtain mandated access via aggregated services to FTTP facilities. In addition, CNOC is requesting the introduction of a third wholesale high-speed access service, which would feature some level of aggregation between that of the already well-established mandated aggregated wholesale high-speed access service and the newer disaggregated wholesale high-speed access service referred to under Mandated disaggregated wholesale access to FTTP networks above. The inclusion of FTTP facilities in the aggregated regime and the introduction of yet another mandated wholesale high-speed service could further undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, improve the business position of our competitors and adversely impact our financial results.

REVIEW OF WHOLESALE FTTN HIGH-SPEED ACCESS SERVICE RATES

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to FTTN or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016 (the Decision). The estimated cost impact to Bell Canada of the Decision could be in excess of $100 million, if not overturned or otherwise modified, and will reduce the scope of Bell Canada’s broadband wireless Internet build-out plan for smaller towns and rural communities by approximately 200,000 households, to a total revised plan of 1 million households.

Bell Canada and five major cable carriers (Cogeco Communications Inc., Bragg Communications Incorporated (Eastlink), Rogers, Shaw and Vidéotron) (together, the Applicants) have obtained leave to appeal the Decision from the Federal Court of Appeal. The Federal Court of Appeal has also granted a stay of the Decision until it makes its final ruling. The Applicants and TELUS Communications Inc. further appealed the Decision to the Federal Cabinet and have filed review and vary applications of the Decision with the CRTC.

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REVIEW OF BASIC

TELECOMMUNICATIONS SERVICES

On December 21, 2016, the CRTC issued Telecom Regulatory Policy CRTC 2016-496, in which it created a $750 million new fund to expand access to broadband Internet as well as access to the latest generally deployed wireless technology across Canada (Fund). The Fund will collect and distribute $750 million over five years to support the CRTC’s universal service objective that all Canadians have access to Internet speeds of at least 50 Mbps download and access to the latest generally deployed mobile wireless technology. Contributions to the Fund will be collected from telecommunications service providers, like those of the BCE group, and distributed through a competitive bidding process. The Fund will start at $100 million in its first year and grow by $25 million each year until it caps out at $200 million in the fifth year. On June 3, 2019, the CRTC launched a first call for applications to receive funds from the Fund, that was due October 3, 2019, for projects in the North and for satellite-dependent communities. On November 13, 2019, the CRTC launched its second call for applications, due March 27, 2020, for all eligible projects to improve broadband access across Canada, including in areas covered by the first call. While we will be required to contribute to the Fund based on our percentage of industry revenues for voice, data and Internet services, the extent of the impact of the Fund on our business is not yet known, as funds contributed may be offset by any funds received should we seek and be awarded funds to deploy broadband services.

On June 26, 2018, in Telecom Regulatory Policy CRTC 2018-213, the CRTC decided to phase out the local service subsidy over three years, from January 1, 2019 to December 31, 2021, through semi-annual reductions. This subsidy, collected from the industry, is remitted to national telephone providers, such as Bell Canada, to support residential local phone service in high-cost areas. BCE group entities both contribute to and draw from this subsidy fund, with BCE group entities currently in a small net beneficiary position. On the same date, the CRTC launched Telecom Notice of Consultation CRTC 2018-214 (the Consultation) to review certain elements of the local service regime, including whether additional pricing flexibility or some form of compensation is required for national telephone providers, given that the local service subsidy will be eliminated. The Consultation also reviewed the existing forbearance regimes for local residential and business services. In its decision resulting from this Consultation issued on February 4, 2020 (Telecom

Regulatory Policy 2020-40), the CRTC did not provide any additional pricing flexibility or other form of compensation to the national telephone providers for the elimination of the local service subsidy, maintained the obligation to serve and did not provide additional technological flexibility to the national telephone providers to meet that obligation in regulated areas.

NATIONAL WIRELESS SERVICES CONSUMER CODE

On June 3, 2013, the CRTC issued Telecom Regulatory Policy CRTC 2013-271, which established the Wireless Code. The Wireless Code applies to all wireless services provided to individual and small business consumers (i.e., businesses that on average spend less than $2,500 per month on telecommunications services) in all provinces and territories.

The Wireless Code regulates certain aspects of the provision of wireless services. Most notably, the Wireless Code prevents wireless service providers from charging an early cancellation fee after a customer has been under contract for 24 months and requires providers to recover any handset subsidies in two years or less. These requirements have effectively removed contracts with terms greater than two years from the marketplace.

On June 15, 2017, the CRTC issued Telecom Regulatory Policy CRTC 2017-200, making targeted changes to the Wireless Code, effective December 1, 2017, and clarifying existing rules. The revisions to the Wireless Code prevent service providers from selling locked devices, increase voice, text and data usage allowances for customers to try out their services during the mandatory 15-day buyer’s trial period for purchased devices, and establish additional controls related to data overage and data roaming charges, among other things.

CANADA’S TELECOMMUNICATIONS FOREIGN OWNERSHIP RULES

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such small or new entrant TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs.

8.3   Broadcasting Act

The Broadcasting Act outlines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a programming or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if it is satisfied that non-compliance will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership and control requirements to obtain a broadcasting or broadcasting distribution licence, and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

Our TV distribution operations and our TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect our competitive position or the cost of providing services.

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CHANGES TO SIMULTANEOUS SUBSTITUTION

In Broadcasting Regulatory Policy CRTC 2015-25, the CRTC announced its intention to eliminate simultaneous substitution for the Super Bowl starting in 2017. This decision was implemented in Broadcasting Regulatory Policy CRTC 2016-334 and Broadcasting Order CRTC 2016-335 (the Order).

Bell Canada and Bell Media appealed the application of the Order to the Federal Court of Appeal, as did the NFL. Bell Canada and Bell Media argued that the CRTC does not have jurisdiction under the Broadcasting Act to ban simultaneous substitution for the Super Bowl and that doing so constitutes unauthorized retrospective regulation and interference with Bell Media’s vested economic rights. The appeal was denied on December 18, 2017. On May 10, 2018, the Supreme Court of Canada granted leave for Bell Canada, Bell Media and the NFL to appeal the decision of the Federal Court of Appeal.

In a decision issued on December 20, 2019, the Supreme Court of Canada overturned the Federal Court of Appeal’s decision and concluded that the CRTC could not use the Broadcasting Act provision in question to ban simultaneous substitution for the Super Bowl program. As a result, starting with the 2020 Super Bowl, the simultaneous substitution regime applies again to the Super Bowl, as it does now with other programs whose rights have been acquired by Canadian conventional TV stations.

The CRTC’s decision to eliminate simultaneous substitution for the Super Bowl has had an adverse impact on Bell Media’s conventional TV business and financial results, as a result of a reduction in viewership and advertising revenues. With simultaneous substitution now being reinstated, advertisements sold by Bell Media can again be substituted over those sold by U.S. stations for their U.S. signals during the Super Bowl program, thereby maximizing advertising revenues for the total Canadian audience watching the Super Bowl program.

TELEVISION SERVICE PROVIDER CODE

On January 7, 2016, the CRTC issued Broadcasting Regulatory Policy CRTC 2016-1, which established the Television Service Provider Code (the TV Code). The TV Code came into force on September 1, 2017 and requires all regulated TV service providers, as well as exempt TV service providers that are affiliated with a regulated service provider, to observe certain rules concerning their consumer agreements for TV services. The TV Code does not apply to other exempt providers, such as OTT providers not affiliated with a regulated service provider.

The TV Code specifically imposes requirements relating to the clarity of offers, the content of contracts, trial periods for persons with disabilities, how consumers can change their programming options, and when services may be disconnected, among other things.

As part of Broadcasting Regulatory Policy CRTC 2016-1, the CRTC also expanded the mandate of the Commissioner for Complaints for Telecommunications Services, now the Commission for Complaints for Telecom-Television Services (CCTS), to include the administration of the TV Code and to enable the CCTS to accept consumer complaints about TV services.

8.4  Radiocommunication Act

ISED regulates the use of radio spectrum under the Radiocommunication Act to ensure that radiocommunication in Canada is developed and operated efficiently. All companies wishing to operate a wireless system in Canada must hold a spectrum licence to do so. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to companies under the Telecommunications Act.

ISED DECISION AND CONSULTATION ON 3500 MHZ AND OTHER SPECTRUM

On June 5, 2019, ISED released its Decision on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Decisions on Changes to the 3800 MHz Band. ISED decided that it will allow flexible use (which allows spectrum to be used for both fixed and mobile services) in the 3450–3650 MHz band. This allows ISED to issue flexible use licences in this frequency range. ISED will require existing licensees, such as Inukshuk Wireless Partnership (a Bell Canada and Rogers Communications Inc. partnership), to return a portion of their existing licences in return for a flexible use licence following the auction. Existing licensees that currently hold 75 MHz of spectrum or more of fixed use licences in a given area will be eligible to apply for a new flexible use licence of 60 MHz in the related area; those with 50 MHz of spectrum will be eligible to apply for 50 MHz; and all other licensees will be eligible to apply for 20 MHz. Existing licensees will be allowed to continue operating where they do not prevent the deployment of new licences. If they are required to transition, they will be subject to a protection period of six months to three years, depending on the size of the population centre in the service area in which they operate. ISED will launch a future consultation to determine the amount of spectrum that will be assigned for flexible use in the 3700–4200 MHz band. It is unclear what impact the results of this decision and future related processes could have on our business and financial results.

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3500 MHZ SPECTRUM AUCTION

On March 5, 2020, ISED released its Policy and Licensing Framework for Spectrum in the 3500 MHz Band, which will govern the auction of spectrum licences in the 3500 MHz band. ISED will set aside 50 MHz of spectrum for regional service providers in all areas where at least 50 MHz will be available for auction or all available spectrum in areas with a large population centre where less than 50 MHz is available. The auctioned licences will have a 20-year term and set-aside licences will not be transferable to set-aside ineligible entities for the first 5 to 7 years of the licence term. In addition, licensees will need to meet general network coverage targets in each licence area at 5, 10 and 20 years following licence issuance. Licensees with existing LTE networks will be subject to additional deployment requirements based on their existing LTE coverage. While the adoption of set-aside provisions limits the amount of spectrum that Bell Mobility can bid on, ISED will not apply a spectrum cap on licensees. Bidding in the auction will begin on December 15, 2020.

DECISION ON RELEASING MILLIMETRE WAVE SPECTRUM TO SUPPORT 5G

On June 5, 2019, ISED issued its Decision on Releasing Millimetre Wave Spectrum to Support 5G. In this decision, ISED announced that spectrum in the 26 GHz, 28 GHz, and 37–40 GHz bands will transition from satellite use to flexible use (i.e., mobile or fixed use). ISED will designate the 64–71 GHz band for licence-exempt operations on a no-interference, no-protection basis. ISED indicated that the licensing of this spectrum will occur in 2021 and it will establish the details and specific rules through one or more future consultations. It is unclear what impact the results of this decision and future related processes could have on our business and financial results.

8.5   Bell Canada Act

Among other things, the Bell Canada Act limits how Bell Canada voting shares and Bell Canada facilities may be sold or transferred. Specifically, under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

8.6   Other

COPYRIGHT ACT REVIEW

On December 13, 2017, the federal government passed a motion in Parliament to formally launch a review of the Copyright Act. This review is mandated by the Copyright Act itself, which requires that the legislation be examined every five years. The Standing Committee on Industry, Science and Technology, working in collaboration with the Standing Committee on Canadian Heritage, led the process, which began in February 2018. The Standing Committee on Canadian Heritage released its report on May 15, 2019 and the Standing Committee on Industry, Science and Technology released its report on June 3, 2019. Each Committee made a series of recommendations in respect of the rights of Canadian copyright holders and users and the effectiveness of Canadian copyright law. At this time, it is not known whether these reports will lead to amendments to the Copyright Act and the impact of any potential amendments on our business and financial results is unknown.

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9   Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

This section describes the principal business risks that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation, and cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements. As indicated in the table below, certain of these principal business risks have already been discussed in other sections of this MD&A, and we refer the reader to those sections for a discussion of such risks. All of the risk discussions set out in the sections referred to in the table below are incorporated by reference in this section 9.

RISKS DISCUSSED IN OTHER SECTIONS OF THIS MD&A	SECTION REFERENCES

Regulatory environment	Section 3.3, Principal business risks Section 8, Regulatory environment

Competitive environment	Section 3.3, Principal business risks Section 5, Business segment analysis (Competitive landscape and industry trends section for each segment)

Security management	Section 3.3, Principal business risks

Risks specifically relating to our Bell Wireless, Bell Wireline and Bell Media segments	Section 5, Business segment analysis (Principal business risks section for each segment)

The other principal business risks that could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation are discussed below.

TECHNOLOGY/INFRASTRUCTURE TRANSFORMATION

The failure to transform our operations, enabling a truly customer-centric service experience across a constantly evolving profile of world-class products and services at all points of interaction, while lowering our cost structure, could have an adverse impact on our business and financial results

Globalization, increased competition and ongoing technological advances are driving customer expectations of faster market responses, enhanced user experiences and cost-effective delivery. Meeting these expectations requires the deployment of new service and product technologies that are network-neutral and based on a more collaborative and integrated development environment. The availability of improved networks and software technologies provides the foundation for better and faster connections, which have in turn led to a significant growth in IoT applications. Change can be difficult and may present unforeseen obstacles that might impact successful execution, and this transition is made more challenging by the complexity of our multi-product environment, combined with the complexity of our network and IT infrastructure. The failure to accurately assess the potential of new technologies, or to invest and evolve in the appropriate direction in an environment of changing business models, could have an adverse impact on our business and financial results.

In particular, our network and IT evolution activities seek to use new as well as evolving and developing technologies, including network functions virtualization, software-defined networks, cloud technologies, artificial intelligence and machine learning. They also seek to transform our network and systems through consolidation, virtualization and automation to achieve our objectives of becoming more agile in our service delivery and operations as well as providing omni-channel capabilities for our customers, ensuring best quality and customer experience, and developing a new network infrastructure that enables a competitive cost structure and rapidly growing capacity. These evolution activities require an operational and cultural shift. Alignment across technology, product development and operations is increasingly critical to ensure appropriate trade-offs and optimization of capital allocation. Failure to transform our operations, enabling a truly customer-centric service experience across a constantly evolving profile of world-class products and services at all points of interaction, while lowering our cost structure, could hinder our ability to compete on footprint, service experience and cost structure and have an adverse impact on our business and financial results.

If this cannot be achieved in accordance with our deployment schedules while maintaining network availability and performance through the migration process, we may lose customers as a result of poor service performance, which could adversely affect our ability to achieve our operational and financial objectives. Failure to maximize adaptable infrastructures, processes and technologies to quickly and efficiently respond to evolving customer patterns and behaviours and leverage IP across all facets of our network and product and service portfolio could inhibit a fully customer-centric approach, limiting or preventing comprehensive self-serve convenience, real-time provisioning, cost savings and flexibility in delivery and consumption, leading to negative business and financial outcomes.

Parallel to our focus on next-generation investment, adverse regulatory decisions may impact the specific nature, magnitude, location and timing of investment decisions. In particular, the lowering of rates by the CRTC of mandated wholesale services over FTTN or FTTP, the

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potential for additional mandated access to our networks or the imposition of wholesale obligations on wireless networks will undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline and wireless networks. Failure to continue investment in next-generation capabilities in a disciplined and strategic manner could limit our ability to compete effectively and achieve desired business and financial results.

Other examples of risks affecting the achievement of our desired technology/infrastructure transformation include the following:

•

We, and other telecommunications carriers we rely on to provide services, must be able to purchase high-quality network equipment and services from third-party suppliers on a timely basis and at a reasonable cost (refer to Dependence on third-party suppliers below for more details)

•

Network construction and deployment on municipal or private property requires the issuance of municipal or property owner consents, respectively, for the installation of network equipment, which could increase the cost of, and cause delays in, FTTP and wireless rollouts

•	Suboptimal capital deployment in network build, infrastructure and process upgrade, and customer service improvement, could hinder our ability to compete effectively

•	The successful deployment of WTTP and 5G mobile services could be impacted by various factors, including environmental factors, affecting coverage and costs
•

The increasing dependence on apps for content delivery, sales, customer engagement and service experience drives the need for new and scarce capabilities (sourced internally or externally), which may not be available, as well as the need for associated operating processes integrated into ongoing operations

•

New products, services or apps could reduce demand for our existing, more profitable service offerings or cause prices for those services to decline, and could result in shorter estimated useful lives for existing technologies, which could increase depreciation and amortization expense

•

As content consumption habits evolve and viewing options increase, our ability to develop alternative delivery vehicles in order to seek to compete in new markets and increase customer engagement and revenue streams may be hindered by the significant software development and network investment required

•

Successfully managing the development and deployment on a timely basis of relevant product solutions to match the speed of adoption of IoT in the areas of retail, business and government could be challenging

•

We must be able to take advantage of new opportunities, in order to meet our business objectives, such as those introduced by “big data” which is subject to many challenges including evolving customer perceptions as well as legal and regulatory developments. If we cannot build market-leading competencies in this field across sales, service and operational platforms that respect societal values and legal and regulatory requirements, we may miss important opportunities to grow our business through enhanced market intelligence and a more proactive customer service model.

CUSTOMER EXPERIENCE

Driving a positive customer experience in all aspects of our engagement with customers is important to avoid brand degradation and other adverse impacts on our business and financial performance

As the bar continues to be raised based on customers’ evolving expectations of service and value, failure to get ahead of such expectations and build a more robust and consistent service experience could hinder product and service differentiation and customer loyalty. The foundation of effective customer service stems from our ability to deliver high-quality, consistent and simple solutions to customers in an expeditious manner and on mutually agreeable terms. However, complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings, in the context of a large customer base and workforce that continuously requires to be trained, monitored and replaced, may limit our ability to respond quickly to market changes and reduce costs, and may lead to customer confusion or billing, service or other errors, which could adversely affect customer satisfaction, acquisition and retention. These challenges may be exacerbated as services become more complex. Media attention to customer complaints could also erode our brand and reputation and adversely affect customer acquisition and retention.

With the proliferation of connectivity services, apps and devices, customers are accustomed to doing things when, how and where they want through websites, self-serve options, web chat, call centres, Facebook, Twitter and other social media forums. Failure to develop true omni-channel capabilities and embrace these new media in a positive way could adversely affect our business, financial results, reputation and brand value.

Understanding the customer relationship as a whole and delivering a simple, seamless experience at a fair price is increasingly central to an evolving competitive dynamic. Failure to improve our customer experience by digitizing and developing a consistent, fast and on-demand experience before, during and after sales using new technologies such as artificial intelligence and machine learning, in parallel to our network evolution, could also adversely affect our business, financial results, reputation and brand value.

OPERATIONAL PERFORMANCE

Our networks, IT systems and data centre assets are the foundation of high-quality consistent services, which are critical to meeting service expectations

Our ability to provide consistent wireless, wireline and media services to customers in a complex and constantly changing operating environment is crucial for sustained success. In particular, network capacity demands for TV and other bandwidth-intensive applications on our Internet and wireless networks have been growing at unprecedented rates.

Unexpected capacity pressures on our networks may negatively affect our network performance and our ability to provide services. Issues relating to network availability, speed, consistency and traffic management on our more current as well as our aging networks could have an adverse impact on our business and financial performance. Furthermore, as we move to more software-defined networks, we will need to manage the possibility of some instability during the transition.

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In addition, we currently use a very large number of interconnected operational and business support systems for provisioning, networking, distribution, broadcast management, billing and accounting, which may hinder our operational efficiency. If we fail to implement or maintain highly effective IT systems supported by an effective governance and operating framework, this may lead to inconsistent performance and dissatisfied customers, which over time could result in higher churn.

Further examples of risks to operational performance that could impact our reputation, business operations and financial performance include the following:

•

We may need to incur significant capital expenditures beyond those already anticipated by our capital intensity target in order to provide additional capacity and reduce network congestion on our wireline and wireless networks, and we may not be able to generate sufficient cash flows or raise the capital we need to fund such capital expenditures, which may result in service degradation

•

Corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions may not deliver the benefits contemplated and could adversely impact our ongoing operations

•	If we fail to streamline our significant IT legacy system portfolio and proactively improve operating performance, this could adversely affect our business and financial results

•	We may experience more service interruptions or outages due to aging legacy infrastructure. In some cases, vendor support is no longer available or legacy vendor operations have ceased.

•	There may be a lack of competent and cost-effective resources to perform the life-cycle management and upgrades necessary to maintain the operational status of legacy networks

Our operations and business continuity depend on how well we protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities

Our operations, service performance, reputation and business continuity depend on how well we and our contracted product and service providers, as well as other telecommunications carriers on which we rely to provide services, protect networks and IT systems, as well as other infrastructure and facilities, from events such as information security attacks, unauthorized access or entry, fire, natural disaster (including, without limitation, seismic and severe weather-related events such as ice, snow and wind storms, wildfires, flooding, extended heat waves, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. As discussed in more detail in Environmental and health concerns – Climate change and other environmental concerns could have an adverse effect on our business below, climate change, especially in areas of greater environmental sensitivity, could heighten the occurrence of the above-mentioned environmental risks. Establishing response strategies and business continuity protocols to maintain service consistency if any disruptive event materializes is critical to the achievement of effective customer service. Any of the above-mentioned events, as well as the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which is, amongst others, dependent on our or their ability to purchase equipment and services from third-party suppliers, could disrupt our operations (including through disruptions such as network failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance, or impair our ability to keep existing subscribers or attract new ones.

Satellites used to provide our satellite TV services are subject to significant operational risks that could have an adverse effect on our business and financial performance

Pursuant to a set of commercial arrangements between ExpressVu and Telesat Canada (Telesat), we currently have satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems, commonly referred to as anomalies, that could reduce the commercial usefulness of a satellite used to provide our satellite TV services. Acts of war or terrorism, magnetic, electrostatic or solar storms, or space debris or meteoroids could also damage such satellites. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of our terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on our business and financial performance and could result in customers terminating their subscriptions to our satellite TV service.

PEOPLE

Our employees and contractors are key resources and there is a broad and complex range of risks that must be managed effectively to drive a winning corporate culture and outstanding performance

Our business depends on the efforts, engagement and expertise of our management and non-management employees and contractors, who must be able to operate efficiently and safely based on the tasks they are completing and the environment in which they are functioning. Failure to achieve these basic expectations could adversely affect our organizational culture, reputation, business and financial results, as well as our ability to attract high-performing team members. Competition for highly skilled team members is intense, which makes essential the development of a comprehensive human resources strategy to adequately compete for talent and to identify and secure high-performing candidates for a broad range of job functions, roles and responsibilities. Failure to appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives, or to efficiently replace retiring employees, could have an adverse impact on our ability to attract and retain talent and drive performance across the organization. The positive engagement of members of our team represented by unions is contingent on negotiating collective agreements that deliver competitive labour conditions and uninterrupted service, both of which are critical to achieving our business objectives. In addition, if the skill sets, diversity and size of the workforce do not match the operational requirements of the business and foster a winning culture, we will likely not be able to sustain our performance.

Other examples of people-related risks include the following:

•

The increasing technical and operational complexity of our businesses and the high demand in the market for skilled resources in strategic areas create a challenging environment for hiring, retaining and developing such skilled resources

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•

Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates, where relevant, for key roles, could impair our business until qualified replacements are found

•

Renewal of collective agreements could result in higher labour costs and be challenging in the context of a declining workload due to transformation, a maturing footprint and improved efficiencies. During the bargaining process there may be project delays and work disruptions, including work stoppages or work slowdowns, which could adversely affect service to our customers and, in turn, our customer relationships and financial performance.

•

Ensuring the safety of our workforce operating in different environments, including manholes, telephone poles, cell towers, vehicles, foreign news bureaus and war zones, requires focus, effective processes and flexibility to avoid injury, service interruption, fines and reputational impact

•	Deterioration in employee morale and engagement resulting from staff reductions, ongoing cost reductions or reorganizations could adversely affect our business and financial results

DEPENDENCE ON THIRD-PARTY SUPPLIERS

We depend on third-party suppliers, outsourcers and consultants, some of which are critical, to provide an uninterrupted supply of the products and services we need to operate our business, deploy new network and other technologies and offer new products and services, as well as comply with various obligations

We depend on key third-party suppliers and outsourcers, over which we have no operational or financial control, for products and services, some of which are critical to our operations. If there are gaps in our vendor selection, governance and oversight processes established to seek to ensure full risk transparency at point of purchase and throughout the relationship, including any contract renegotiations, there is the potential for a breakdown in supply, which could impact our ability to make sales, service customers and achieve our business and financial objectives. In addition, any such gaps could result in suboptimal management of our vendor base, increased costs and missed opportunities. Some of our third-party suppliers and outsourcers are located in foreign countries, which increases the potential for a breakdown in supply due to the risks of operating in foreign jurisdictions with different laws, geo-political environments and cultures, as well as the potential for localized natural disasters.

We may have to select different third-party suppliers of equipment and other products and services, as well as outsourcers, in order to meet evolving internal company policies and guidelines as well as regulatory requirements. Should we decide, or be required by a governmental authority or otherwise, to terminate our relationship with an existing supplier or outsourcer, this would decrease the number of available suppliers or outsourcers and could result in increased costs, transitional, support, service, quality or continuity issues; delay our ability to deploy new network and other technologies and offer new products and services; and adversely affect our business and financial results.

The outsourcing of services generally involves transfer of risk, and we must take appropriate steps to ensure that the outsourcers’ approach to risk management is aligned with our own standards in order to maintain continuity of supply and brand strength. Further, as cloud-based supplier models continue to evolve, our procurement and vendor management practices must also continue to evolve to fully address associated risk exposures.

In addition, certain company initiatives rely heavily on professional consulting services provided by third parties, and a failure of such third parties may not be reasonably evident until their work is delivered or delayed. Difficulties in implementing remedial strategies in respect of professional consulting services provided by third parties that are not performed in a proper or timely fashion could result in an adverse effect on our ability to comply with various obligations, including applicable legal and accounting requirements.

Other examples of risks associated with our dependence on third-party suppliers include the following:

•

Demand for products and services available from only a limited number of suppliers, some of which dominate their global market, may lead to decreased availability, increased costs or delays in the delivery of such products and services, since suppliers may choose to favour global competitors that are larger than we are and, accordingly, purchase a larger volume of products and services. In addition, production issues affecting any such suppliers, or other suppliers, could result in decreased quantities or a total lack of supply of products or services. Any of these events could adversely impact our ability to meet customer commitments and demand.

•	Cloud-based solutions may increase the risk of security and data leakage exposure if security control protocols affecting our suppliers are bypassed

•	Failure to maintain strong discipline around vendor administration (especially around initial account setup) may mask potential financial or operational risks and complicate future problem resolutions

•

The insolvency of one or more of our suppliers could cause a break-down in supply and have an adverse effect on our operations, including our ability to make sales or service customers, as well as on our financial results

•

If products and services important to our operations have manufacturing defects or do not comply with applicable government regulations and standards (including product safety practices), our ability to sell products and provide services on a timely basis may be negatively impacted. We work with our suppliers to identify serious product defects (including safety incidents) and develop appropriate remedial strategies, which may include a recall of products. To the extent that a supplier does not actively participate in, and/or bear primary financial responsibility for, a recall of its products, our ability to perform such recall programs at a reasonable cost and/or in a timely fashion may be negatively impacted. Any of the events referred to above could have an adverse effect on our operations and financial results.

•

Products (including software) and services supplied to us may contain security issues including, but not limited to, latent security issues that would not be apparent upon an inspection. Should we or a supplier fail to correct a security issue in a timely fashion, there could be an adverse effect on our business and financial results.

BCE Inc. 2019 Annual Report

•

We rely on other telecommunications carriers from time to time to deliver services. Should these carriers fail to roll out new networks or fail to upgrade existing networks, or should their networks be affected by operational failures or service interruptions, such issues could adversely affect our ability to provide services using such carriers’ networks and could, consequently, have an adverse effect on our business, financial results and reputation.

•

BCE depends on call centre and technical support services provided by a number of external suppliers and outsourcers, some of which are located in foreign countries. These vendors have access to customer and internal BCE information necessary for the support services that they provide. Information access and service delivery issues that are not managed appropriately may have an adverse impact on our reputation, the quality and speed of services provided to customers, and our ability to address technical issues.

FINANCIAL MANAGEMENT

If we are unable to raise the capital we need or generate sufficient cash flows from operating activities, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets

Our ability to meet our cash requirements, fund capital expenditures and provide for planned growth depends on having access to adequate sources of capital and on our ability to generate cash flows from operating activities, which is subject to various risks, including those described in this MD&A.

Our ability to raise financing depends on our ability to access the public equity, debt capital and money markets, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised.

Risk factors such as capital market disruptions, political, economic and financial market instability in Canada or abroad, government policies, central bank monetary policies, changes to bank capitalization or other regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or a particular industry.

Our bank credit facilities, including credit facilities supporting our commercial paper program, are provided by various financial institutions. While it is our intention to renew certain of such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise debt or equity capital, retain senior executives and other key employees, make strategic acquisitions or enter into joint ventures.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures and our investment in new businesses or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operating activities and on our growth prospects.

We cannot guarantee that BCE’s dividend payout policy will be maintained or that dividends will be increased or declared

From time to time, the BCE Board reviews the adequacy of BCE’s dividend payout policy with the objective of allowing sufficient financial flexibility to continue investing in our business while growing returns to shareholders. Under the current dividend payout policy, increases in the common share dividend are directly linked to growth in BCE’s free cash flow. BCE’s dividend payout policy, increases in the common share dividend and the declaration of dividends on any of BCE’s outstanding shares are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that BCE’s dividend payout policy will be maintained, that the dividend on common shares will be increased or that dividends will be declared. BCE’s dividend payout policy, dividend increases and the declaration of dividends by the BCE Board are ultimately dependent on BCE’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

We are exposed to various credit, liquidity and market risks

Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed in section 6.5, Financial risk management of this MD&A and in Note 26 to BCE’s 2019 consolidated financial statements.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates, BCE’s share price and other market conditions could lead to missed opportunities, reduced profit margins, cash flow shortages, inability to complete planned capital expenditures, reputational damage, equity and debt securities devaluations, and challenges in raising capital on market-competitive terms.

The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, liquidity and financial performance, and we may be required to increase contributions to our post-employment benefit plans in the future

With a large pension plan membership and DB pension plans that are subject to the pressures of the global economic environment and changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to recognize and manage economic exposure and pension rule changes, or to ensure that effective governance is in place for management and funding of pension plan assets and obligations, could have an adverse impact on our liquidity and financial performance.

BCE Inc. 2019 Annual Report

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors could cause future contributions to significantly differ from our current estimates, require us to increase contributions to our post-employment benefit plans in the future and, therefore, have a negative effect on our liquidity and financial performance.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in public equity and debt securities. As a result, the ability of our post-employment benefit plans’ assets to earn the rate of return that we have assumed depends significantly on the performance of capital markets. Market conditions also impact the discount rate used to calculate our pension plan solvency obligations and could therefore also significantly affect our cash funding requirements.

Income and commodity tax amounts may materially differ from the expected amounts

Our complex business operations are subject to various tax laws. The adoption of new tax laws, or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

The failure to reduce costs as well as unexpected increases in costs could adversely affect our ability to achieve our strategic imperatives and financial guidance

Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs, especially since incremental cost savings are more difficult to achieve on an ongoing basis. Examples of risks to our ability to reduce costs or limit potential cost increases include the following:

•

Our cost reduction objectives require aggressive negotiations with our suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues

•

Achieving timely cost reductions while moving to an IP-based network is dependent on disciplined network decommissioning, which can be delayed by customer contractual commitments, regulatory considerations and other unforeseen obstacles

•

Failure to contain growing operational costs related to network sites, footprint expansion, spectrum licences and content and equipment acquisition could have a negative effect on our financial performance

•

Fluctuations in energy prices are partly influenced by government policies to address climate change such as carbon pricing which, combined with growing data demand that increases our energy requirements, could increase our energy costs beyond our current expectations

•	Failure to successfully deliver on our contractual commitments, whether due to security events, operational challenges or other reasons, may result in financial penalties and loss of revenues

The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation

As a public company with a range of desirable and valuable products and services and a large number of employees, BCE requires a disciplined program covering governance, exposure identification and assessment, prevention, detection and reporting that considers corruption, misappropriation of assets and intentional manipulation of financial statements by employees and/or external parties. Fraud events can result in financial loss and brand degradation.

Specific examples relevant to us include:

•	Subscription fraud on accounts established with a false identity or paid with a stolen credit card

•	Fraudulent (unauthorized) access and manipulation of customer accounts, including through sim-swap and port out fraud

•	Network usage fraud such as call/sell operations using our wireline or wireless networks

•

Copyright theft and other forms of unauthorized use that undermine the exclusivity of Bell Media’s content offerings, which could potentially divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues

•	Ongoing efforts to steal the services of TV distributors, including Bell Canada and ExpressVu, through compromise or circumvention of signal security systems, causing revenue loss

LITIGATION AND LEGAL OBLIGATIONS

Legal proceedings, changes in applicable laws and the failure to proactively address our legal and regulatory obligations could have an adverse effect on our business and financial performance

We become involved in various claims and legal proceedings as part of our business. Plaintiffs are able to launch and obtain certification of class actions on behalf of a large group of people with increasing ease, and securities laws facilitate the introduction of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements.

Changes in laws or regulations, or in how they are interpreted, and the adoption of new laws or regulations, as well as pending or future litigation, including an increase in certified class actions which, by their nature, could result in sizeable damage awards and costs relating to litigation, could have an adverse effect on our business and financial performance. In addition, the increase in laws and regulations around customer interactions and the technological evolution of our business create an environment of complex compliance requirements which must be adequately managed.

BCE Inc. 2019 Annual Report

Examples of legal and regulatory obligations that we must comply with include those resulting from:

•

As discussed in more detail in section 8, Regulatory environment, decisions, policies and other initiatives of the CRTC, ISED, the Competition Bureau and other governmental agencies, as well as laws of a regulatory nature

•	Consumer protection legislation

•

Privacy legislation, such as Canada’s anti-spam legislation (CASL) and the Personal Information Protection and Electronic Documents Act, as well as other privacy legislation we may become subject to via mandatory flow-through of privacy-related obligations by our customers

•	Tax legislation

•	Corporate and securities legislation

•	IFRS requirements
•	Environmental protection and health and safety laws

•	Payment card industry standards for protection against customer credit card infractions

The failure to comply with any of the above or other legal or regulatory obligations could expose us to litigation, including pursuant to class actions, and significant fines and penalties, as well as result in reputational harm.

For a description of important legal proceedings involving us, please see the section entitled Legal proceedings contained in the BCE 2019 AIF.

Finally, the failure of our employees, suppliers or other business partners to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as our policies and contractual obligations, could also expose us to litigation and significant fines and penalties, and result in reputational harm or being disqualified from bidding on contracts.

ENVIRONMENTAL AND HEALTH CONCERNS

Climate change and other environmental concerns could have an adverse effect on our business

Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of weather-related events referred to in Operational performance – Our operations and business continuity depend on how well we protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities in this section 9. Given that some of our third-party suppliers and outsourcers are located in foreign countries, localized natural disasters in such countries could further negatively impact our business. In addition, rising mean temperatures and extended heat waves could increase the need for cooling capacity in our data centres and network infrastructure, thus increasing our energy consumption and associated costs. Several areas of our operations also raise environmental considerations, such as fuel storage, greenhouse gas emissions, disposal of hazardous residual materials, and recovery and recycling of end-of-life electronic products we sell or lease. Failure to recognize and adequately respond to changing governmental and public expectations on environmental matters could result in fines, missed opportunities, additional regulatory scrutiny or harm our brand and reputation.

Health concerns about radiofrequency emissions from wireless communication devices and equipment, as well as pandemics, epidemics and other health risks, could have an adverse effect on our business

Many studies have been performed or are ongoing to assess whether wireless phones, networks and towers pose a potential health risk. While some studies suggest links to certain conditions, others conclude there is no established causation between mobile phone usage and adverse health effects. In 2011, the International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones.

ISED is responsible for approving radiofrequency equipment and performing compliance assessments and has chosen Health Canada’s Safety Code 6, which sets the limits for safe exposure to radiofrequency emissions at home or at work, as its exposure standard. This code also outlines safety requirements for the installation and operation of devices that emit radiofrequency fields such as mobile phones, Wi-Fi technologies and base station antennas. ISED has made compliance to Safety Code 6 mandatory for all proponents and operators of radio installations.

Our business is heavily dependent on radiofrequency technologies, which could present significant challenges to our business and financial performance, such as the following:

•

We may face lawsuits relating to alleged adverse health effects on customers, as well as relating to our marketing and disclosure practices in connection therewith, and the likely outcome of such potential lawsuits would be unpredictable and could change over time

•	Changes in scientific evidence and/or public perceptions could lead to additional government regulations and costs for retrofitting infrastructure and handsets to achieve compliance

•	Public concerns could result in a slower deployment of, or in our inability to deploy, infrastructure necessary to maintain and/or expand our wireless network as required by market evolution

In addition, pandemics, epidemics and other health risks could occur, which could adversely affect our ability to maintain operational networks and provide products and services to our customers, as well as the ability of our suppliers to provide us with products and services we need to operate our business. Pandemics, epidemics and other health risks could also have an adverse effect on the economy and financial markets resulting in a declining level of retail and commercial activity, which could have a negative impact on the demand for, and prices of, our products and services.

Any of these events could have an adverse effect on our business and financial performance.

BCE Inc. 2019 Annual Report

10   Financial measures, accounting policies and controls

10.1  Our accounting policies

This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.

We have prepared our consolidated financial statements using IFRS. Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. See Note 2, Significant accounting policies, in BCE’s 2019 consolidated financial statements for more information about the accounting principles we used to prepare our consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND KEY JUDGMENTS

When preparing financial statements, management makes estimates and judgments relating to:

•	reported amounts of revenues and expenses

•	reported amounts of assets and liabilities

•	disclosure of contingent assets and liabilities

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

We consider the estimates and judgments described in this section to be an important part of understanding our financial statements because they require management to make assumptions about matters that were highly uncertain at the time the estimates and judgments were made, and changes to these estimates and judgments could have a material impact on our financial statements and our segments.

Our senior management has reviewed the development and selection of the critical accounting estimates and judgments described in this section with the Audit Committee of the BCE Board.

Any sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

Our more significant estimates and judgments are described below.

ESTIMATES

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS

We review our estimates of the useful lives of property, plant and equipment and finite-life intangible assets on an annual basis and adjust depreciation or amortization on a prospective basis, as required.

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

The estimated useful lives of property, plant and equipment and finite-life intangible assets are determined by internal asset life studies, which take into account actual and expected future usage, physical wear and tear, replacement history and assumptions about technology evolution. When factors indicate that assets’ useful lives are different from the prior assessment, we depreciate or amortize the remaining carrying value prospectively over the adjusted estimated useful lives.

POST-EMPLOYMENT BENEFIT PLANS

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued DB pension plan and OPEB obligations. The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.

While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect post-employment benefit obligations and future net post-employment benefit plans cost.

We account for differences between actual and expected results in benefit obligations and plan performance in OCI, which are then recognized immediately in the deficit.

The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.

A discount rate is used to determine the present value of the future cash flows that we expect will be needed to settle post-employment benefit obligations.

The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.

A lower discount rate and a higher life expectancy result in a higher net post-employment benefit obligation and a higher current service cost.

BCE Inc. 2019 Annual Report

SENSITIVITY ANALYSIS

The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		IMPACT ON NET POST-EMPLOYMENT BENEFIT PLANS COST FOR 2019 – INCREASE/(DECREASE)		IMPACT ON POST-EMPLOYMENT BENEFIT OBLIGATIONS AT DECEMBER 31, 2019 – INCREASE/(DECREASE)

	CHANGE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION

Discount rate	0.5%	(75)	69	(1,728)	1,944

Life expectancy at age 65	1 year	38	(39)	945	(972)

REVENUE FROM CONTRACTS WITH CUSTOMERS

We are required to make estimates that affect the amount of revenue from contracts with customers, including estimating the stand-alone selling prices of products and services.

For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. The total arrangement consideration is allocated to each product or service included in the contract with the customer based on its stand-alone selling price. We generally determine stand-alone selling prices based on the observable prices at which we sell products separately without a service contract and prices for non-bundled service offers with the same range of services, adjusted for market conditions and other factors, as appropriate. When similar products and services are not sold separately, we use the expected cost plus margin approach to determine stand-alone selling prices. Products and services purchased by a customer in excess of those included in the bundled arrangement are accounted for separately.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed at each reporting period, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.

Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.

We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model and the discount rate. When impairment charges occur they are recorded in Other expense.

Impairment charges in 2019 included $85 million allocated to indefinite-life intangible assets, and $8 million allocated primarily to property, plant and equipment. These impairment charges relate to broadcast licences and certain assets for various radio markets within our Bell Media segment. The impairment charges were a result of continued advertising demand and ratings pressures in the industry resulting from audience declines, as well as competitive pressure from streaming services. The charges were determined by comparing the carrying value of the cash generating units (CGUs) to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of January 1, 2020 to December 31, 2024, using a discount rate of 7.5% and a perpetuity growth rate of nil as well as market multiple data from public companies and market transactions. The carrying value of these CGUs was $464 million at December 31, 2019.

Impairment charges in 2018 included $145 million allocated to indefinite-life intangible assets, and $14 million allocated to finite-life intangible assets. These impairment charges primarily relate to our French TV channels within our Bell Media segment. These impairments were the result of revenue and profitability declines from lower audience levels and subscriber erosion. The charges were determined by comparing the carrying value of the CGUs to their fair value less costs of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of January 1, 2019 to December 31, 2023, using a discount rate of 8.0% to 8.5% and a perpetuity growth rate of nil, as well as market multiple data from public companies and market transactions. The carrying value of these CGUs was $515 million at December 31, 2018. In the previous year’s impairment analysis, the company’s French Pay and French Specialty TV channels were tested for recoverability separately. In 2018, the CGUs were grouped to form one French CGU which reflects the evolution of the cash flows from our content strategies as well as the CRTC beginning to regulate Canadian broadcasters under a group licence approach based on language. Additionally, in 2018, we recorded an indefinite-life intangible asset impairment charge of $31 million within our Bell Media segment as a result of a strategic decision to retire a brand.

BCE Inc. 2019 Annual Report

GOODWILL IMPAIRMENT TESTING

We perform an annual test for goodwill impairment in the fourth quarter for each of our CGUs or groups of CGUs to which goodwill is allocated, and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.

We identify any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is recognized in Other expense in the income statements for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, our CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 3, Segmented information, in BCE’s 2019 consolidated financial statements.

Any significant change in each of the estimates used could have a material impact on the calculation of the recoverable amount and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.

We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.

We believe that any reasonable possible change in the key assumptions on which the estimate of recoverable amounts of the Bell Wireless or Bell Wireline groups of CGUs is based would not cause their carrying amounts to exceed their recoverable amounts.

For the Bell Media group of CGUs, a decrease of (1.1%) in the perpetuity growth rate or an increase of 0.8% in the discount rate would have resulted in its recoverable amount being equal to its carrying value.

There were no goodwill impairment charges in 2019 or 2018.

DEFERRED TAXES

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The amounts of deferred tax assets and liabilities are estimated with consideration given to the timing, sources and amounts of future taxable income.

LEASES

The application of IFRS 16 requires us to make estimates that affect the measurement of right-of-use assets and liabilities, including determining the appropriate discount rate used to measure lease liabilities. Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. Our incremental borrowing rate is derived from publicly available risk-free interest rates, adjusted for applicable credit spreads and lease terms. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows and earnings multiples.

CONTINGENCIES

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. Pending claims and legal proceedings represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.

If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material adverse effect on our consolidated financial statements in the period in which the judgment or settlement occurs.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

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JUDGMENTS

POST-EMPLOYMENT BENEFIT PLANS

The determination of the discount rate used to value our post-employment benefit obligations requires judgment. The rate is set by reference to market yields of long-term, high-quality corporate fixed income investments at the beginning of each fiscal year. Significant judgment is required when setting the criteria for fixed income investments to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of investments include the size of the issue and credit quality, along with the identification of outliers, which are excluded.

INCOME TAXES

The calculation of income taxes requires judgment in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on information that currently is available.

Management judgment is used to determine the amounts of deferred tax assets and liabilities to be recognized. In particular, judgment is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

LEASES

The application of IFRS 16 requires us to make judgments that affect the measurement of right-of-use assets and liabilities. A lease contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At inception of the contract, we assess whether the contract contains an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset and whether we have the right to direct how and for what purpose the asset is used. In determining the lease term, we include periods covered by renewal options when we are reasonably certain to exercise those options. Similarly, we include periods covered by termination options when we are reasonably certain not to exercise those options. To assess if we are reasonably certain to exercise an option, we consider all facts and circumstances that create an economic incentive to exercise renewal options (or not exercise termination options). Economic incentives include the costs related to the termination of the lease, the significance of any leasehold improvements and the importance of the underlying assets to our operations.

REVENUE FROM CONTRACTS WITH CUSTOMERS

The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we recognize revenue in the amount to which we have a right to invoice. We recognize product revenues from the sale of wireless handsets and devices and wireline equipment when a customer takes possession of the product. We recognize service revenues over time, as the services are provided. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date, time elapsed or milestones met.

Additionally, the determination of costs to obtain a contract, including the identification of incremental costs, also requires judgment. Incremental costs of obtaining a contract with a customer, principally comprised of sales commissions and prepaid contract fulfillment costs, are included in contract costs in the statements of financial position, except where the amortization period is one year or less, in which case costs of obtaining a contract are immediately expensed. Capitalized costs are amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services.

CGUs

The determination of CGUs or groups of CGUs for the purpose of impairment testing requires judgment.

CONTINGENCIES

The determination of whether a loss is probable from claims and legal proceedings and whether an outflow of resources is likely requires judgment.

We accrue a potential loss if we believe a loss is probable and an outflow of resources is likely and can be reasonably estimated, based on information that is available at the time. Any accrual would be charged to earnings and included in Trade payables and other liabilities or Other non-current liabilities. Any payment as a result of a judgment or cash settlement would be deducted from cash from operating activities. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies.

BCE Inc. 2019 Annual Report

ADOPTION OF NEW OR AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2019, we adopted the following new or amended accounting standards.

STANDARD	DESCRIPTION	IMPACT

IFRS 16 – Leases

Eliminates the distinction between operating and finance leases for lessees, requiring instead that leases be capitalized by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment. If lease payments are made over time, an entity recognizes a financial liability representing its obligation to make future lease payments. A depreciation charge for the lease asset is recorded within operating costs and an interest expense on the lease liability is recorded within finance costs.

IFRS 16 does not substantially change lease accounting for lessors.

We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under IAS 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019. Further details on the impacts of adopting IFRS 16 on our January 1, 2019 consolidated statement of financial position are provided in Note 35, Adoption of IFRS 16, in BCE’s 2019 consolidated financial statements. We are currently assessing the impacts of the International Financial Reporting Interpretations Committee (IFRIC) agenda decision published in December 2019 in regards to determination of the lease term for cancellable or renewable leases under IFRS 16. As permitted by the IASB, implementation of the decision is expected in the first quarter of 2020.

Under IAS 17, leases of property, plant and equipment were recognized as finance leases when we obtained substantially all the risks and rewards of ownership of the underlying assets. All other leases were classified as operating leases. IFRS 16 eliminates the distinction between operating and finance leases for lessees, requiring instead that we recognize a right-of-use asset and a lease liability at lease commencement for all leases, with certain exceptions permitted through elections and practical expedients. Accounting for leases previously classified as finance leases and lessor accounting remains largely unchanged under IFRS 16.

We recognized lease liabilities at January 1, 2019 for leases previously classified as operating leases, measured at the present value of lease payments using our incremental borrowing rate at that date. Property, plant and equipment includes the corresponding right-of-use assets also recognized at January 1, 2019. The right-of-use assets were generally measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at December 31, 2018. In certain cases, the right-of-use assets were measured as though IFRS 16 had been applied since the lease commencement date. A depreciation charge for right-of-use assets is recorded in Depreciation and an interest expense on lease liabilities is recorded in Finance costs in the income statement.

As permitted by IFRS 16, we elected not to recognize lease liabilities and right-of-use assets for short-term leases and leases of low value assets, which will continue to be expensed on a straight-line basis over the lease term. We have also applied certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16:

• We generally do not separate non-lease components from related lease components. Each lease component and any associated non-lease components are accounted for as a single lease component

• We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics

• As an alternative to performing an impairment review, we adjusted right-of-use assets for any onerous lease provisions recognized in the balance sheet at December 31, 2018

• We applied the exemption not to recognize right-of-use assets and liabilities for certain leases with a remaining term of 12 months or less as of January 1, 2019

• We used hindsight when determining the lease term when the lease contracts contain options to extend or terminate the lease

IFRIC 23 – Uncertainty over Income Tax Treatments	Provides guidance on the application of IAS 12 – Income Taxes when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers uncertain tax treatments separately or as a group, the examination of tax treatments by taxation authorities, the recognition and measurement of the effect of tax uncertainties and how an entity considers changes in facts and circumstances.	IFRIC 23 did not have a significant impact on our financial statements.

BCE Inc. 2019 Annual Report

ADOPTION OF IFRS 16

Upon adoption of IFRS 16 on January 1, 2019, we recognized right-of-use assets of $2,257 million within property, plant and equipment, and lease liabilities of $2,304 million within debt, with an increase to our deficit of $19 million. These amounts were recognized in addition to assets under finance leases of $1,947 million and the corresponding finance lease liabilities of $2,097 million at December 31, 2018 under IAS 17. As a result, on January 1, 2019, our total right-of-use assets and lease liabilities amounted to $4,204 million and $4,401 million, respectively. The table below shows the impacts of adopting IFRS 16 on our January 1, 2019 consolidated statement of financial position.

	DECEMBER 31, 2018 AS REPORTED	IFRS 16 IMPACTS	JANUARY 1, 2019 UPON ADOPTION OF IFRS 16

Prepaid expenses	244	(55)	189

Other current assets	329	9	338

Property, plant and equipment	24,844	2,257	27,101

Other non-current assets	847	17	864

Trade payables and other liabilities	3,941	(10)	3,931

Debt due within one year	4,645	293	4,938

Long-term debt	19,760	2,011	21,771

Deferred tax liabilities	3,163	(7)	3,156

Other non-current liabilities	997	(39)	958

Deficit	(4,937)	(19)	(4,956)

Non-controlling interest	326	(1)	325

BCE’s operating lease commitments at December 31, 2018 were $1,612 million. The difference between operating lease commitments at December 31, 2018 and lease liabilities of $2,304 million upon adoption of IFRS 16 at January 1, 2019, is due mainly to an increase of $1,122 million related to renewal options reasonably certain to be exercised, an increase of $112 million mainly related to non-monetary transactions and a decrease of ($542) million as a result of discounting applied to future lease payments, which was determined using a weighted average incremental borrowing rate of 3.49% at January 1, 2019.

FUTURE CHANGES TO ACCOUNTING STANDARDS
The following amended standard issued by the IASB has an effective date after December 31, 2019 and has not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
Amendments to IFRS 3 – Business Combinations	These amendments to the implementation guidance of IFRS 3 clarify the definition of a business to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition.	The amendments to IFRS 3 – Business Combinations may affect whether future acquisitions are accounted for as business combinations or asset acquisitions, along with the resulting allocation of the purchase price between the net identifiable assets acquired and goodwill.	Prospectively for acquisitions occurring on or after January 1, 2020.

10.2 Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3, Segmented information, in BCE’s 2019 consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

BCE Inc. 2019 Annual Report

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

	2019	2018

Net earnings	3,253	2,973

Severance, acquisition and other costs	114	136

Depreciation	3,496	3,145

Amortization	902	869

Finance costs

Interest expense	1,132	1,000

Interest on post-employment benefit obligations	63	69

Other expense	13	348

Income taxes	1,133	995

Adjusted EBITDA	10,106	9,535

BCE operating revenues	23,964	23,468

Adjusted EBITDA margin	42.2%	40.6%

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

	2019		2018

	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings attributable to common shareholders	3,040	3.37	2,785	3.10

Severance, acquisition and other costs	83	0.10	100	0.11

Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	(101)	(0.11)	58	0.07

Net (gains) losses on investments	44	0.05	47	0.05

Early debt redemption costs	13	0.01	15	0.02

Impairment charges	74	0.08	146	0.16

Adjusted net earnings	3,153	3.50	3,151	3.51

BCE Inc. 2019 Annual Report

FREE CASH FLOW AND DIVIDEND PAYOUT RATIO

The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	2019	2018

Cash flows from operating activities	7,958	7,384

Capital expenditures	(3,988)	(3,971)

Cash dividends paid on preferred shares	(147)	(149)

Cash dividends paid by subsidiaries to NCI	(65)	(16)

Acquisition and other costs paid	60	79

Voluntary DB pension plan contribution	–	240

Free cash flow	3,818	3,567

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	2019	2018

Debt due within one year	3,881	4,645

Long-term debt	22,415	19,760

50% of outstanding preferred shares	2,002	2,002

Cash and cash equivalents	(145)	(425)

Net debt	28,153	25,982

NET DEBT LEVERAGE RATIO

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

ADJUSTED EBITDA TO NET INTEREST EXPENSE RATIO

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

BCE Inc. 2019 Annual Report

KPIs

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION

ABPU

Average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, which is used to track our recurring billing streams. Wireless blended ABPU is calculated by dividing certain customer billings by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital expenditures divided by operating revenues.

Churn

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 90 days (previously 120 to 150 days) following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

• Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit

• Retail NAS subscribers are based on a line count and are represented by a unique telephone number

10.3 Effectiveness of internal controls

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws, and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE’s President and CEO and Executive Vice-President and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

As at December 31, 2019, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2019.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934, as amended, and under National Instrument 52-109. Our internal control over financial reporting is a process designed under the supervision of the CEO and CFO, and effected by the Board, management and other personnel of BCE, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our internal control over financial reporting as at December 31, 2019, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that evaluation, the CEO and CFO concluded that our internal control over financial reporting was effective as at December 31, 2019.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The adoption of IFRS 16 – Leases, effective January 1, 2019, required the implementation of new accounting systems, processes and controls, which changed the company’s internal controls over lease accounting. No significant changes were made to our internal control over financial reporting due to the adoption of the new standard in 2019.

BCE Inc. 2019 Annual Report

Consolidated financial statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

These financial statements form the basis for all of the financial information that appears in this annual report.

The financial statements and all of the information in this annual report are the responsibility of the management of BCE Inc. (BCE) and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte LLP, Independent Registered Public Accounting Firm, have audited the financial statements.

Management has prepared the financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.

The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee’s other responsibilities on page 160 of this annual report. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

(signed) Mirko Bibic

President and Chief Executive Officer

(signed) Glen LeBlanc

Executive Vice-President and Chief Financial Officer

(signed) Thierry Chaumont

Senior Vice-President, Controller and Tax

March 5, 2020

BCE Inc. 2019 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of BCE Inc.

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying consolidated statements of financial position of BCE Inc. and subsidiaries (the “Company”) as at December 31, 2019 and 2018, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

CHANGE IN ACCOUNTING PRINCIPLE

As discussed in Note 2 to the financial statements, effective January 1, 2019, the Company has changed its method of accounting for leases due to adoption of IFRS 16 - Leases.

BASIS FOR OPINION

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BCE Inc. 2019 Annual Report

CRITICAL AUDIT MATTER

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Intangible Assets – Bell Media Group – Refer to Notes 7, 16 and 19 to the financial statements

CRITICAL AUDIT MATTER DESCRIPTION

The Company performs an annual assessment of impairment for goodwill and indefinite lived intangible assets (specifically broadcast licenses) for the Bell Media group of cash generating units (“Bell Media”). As a result of the annual assessment of impairment of goodwill and intangible assets for Bell Media, management has determined that there is no impairment of goodwill and there is an impairment for intangible assets.

While there are several assumptions that are required to determine the recoverable amounts of Bell Media, the judgments with the highest degree of subjectivity and impact on the recoverable amounts for the testing of goodwill are forecasts of future operating performance, discount rates and terminal growth rates. The judgments with the highest degree of subjectivity and impact on the recoverable amounts for the testing of intangible assets are forecasts of future operating performance, determination of EBITDA multiples, discount rates and terminal growth rates. Changes in these assumptions could have a significant impact on the recoverable amount of Bell Media, resulting in an impairment charge to goodwill or intangible assets as required.

Given the significant judgments made by management, regarding the forecasts of future operating performance, determination of EBITDA multiples, discount rates and terminal growth rates, a high degree of auditor judgment was required and resulted in an increased extent of audit effort, which included the need to involve fair value specialists.

HOW THE CRITICAL AUDIT MATTER WAS ADDRESSED IN THE AUDIT

Our audit procedures related to forecasts of future operating performance, determination of EBITDA multiples, discount rates, and terminal growth rates used by management to determine the recoverable amounts for Bell Media included the following, among others:

•

Evaluated the effectiveness of controls over goodwill and intangible assets, including those over the forecasts of future operating performance, and the determination of the EBITDA multiples, discount rates and terminal growth rates.

•	Evaluated management’s ability to accurately forecast future operating performance by comparing actual results to management’s historical forecasts.

•	Evaluated the reasonableness of management’s forecasts of future operating performance by comparing the forecasts to:

•	Analyst and industry reports for the Company and certain of its peer companies, and other relevant publicly available information;

•	Known changes in Bell Media’s operations or the industry in which they operate, which are expected to impact future operating performance;

•	Historical operating performance;

•	Internal communications to management and the Board of Directors.

•	With the assistance of fair value specialists, we evaluated the reasonableness of the (1) EBITDA multiples, (2) discount rates, and (3) terminal growth rates by:

•	Testing the source information underlying the determination of the discount rates;

•	Reviewing relevant internal and external information, including analyst and industry reports, to assess the reasonability of the selected EBITDA multiples, discount rates, and terminal growth rates;

•	Developing a range of independent estimates and comparing those to the EBITDA multiples, discount rates, and terminal growth rates selected by management.

/s/ Deloitte LLP 1

Chartered Professional Accountants

Montréal, Canada

March 5, 2020

We have served as the Company’s auditor since 1880.

1	CPA auditor, CA, public accountancy permit No. A124391

BCE Inc. 2019 Annual Report

CONSOLIDATED INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS)	NOTE	2019	2018

Operating revenues	3	23,964	23,468

Operating costs	3, 4	(13,858)	(13,933)

Severance, acquisition and other costs	5	(114)	(136)

Depreciation	14	(3,496)	(3,145)

Amortization	16	(902)	(869)

Finance costs

Interest expense	6	(1,132)	(1,000)

Interest on post-employment benefit obligations	24	(63)	(69)

Other expense	7	(13)	(348)

Income taxes	8	(1,133)	(995)

Net earnings		3,253	2,973

Net earnings attributable to:

Common shareholders		3,040	2,785

Preferred shareholders		151	144

Non-controlling interest	33	62	44

Net earnings		3,253	2,973

Net earnings per common share	9

Basic and diluted		3.37	3.10

Average number of common shares outstanding – basic (millions)		900.8	898.6

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2019	2018

Net earnings		3,253	2,973

Other comprehensive income, net of income taxes

Items that will be subsequently reclassified to net earnings

Net change in value of publicly-traded and privately-held investments, net of income taxes of nil for 2019 and 2018		6	6

Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($45) million and ($15) million for 2019 and 2018, respectively		112	43

Items that will not be reclassified to net earnings

Actuarial gains on post-employment benefit plans, net of income taxes of ($51) million and ($25) million for 2019 and 2018, respectively	24	140	67

Net change in value of derivatives designated as cash flow hedges, net of income taxes of $9 million and ($23) million for 2019 and 2018, respectively		(25)	61

Other comprehensive income		233	177

Total comprehensive income		3,486	3,150

Total comprehensive income attributable to:

Common shareholders		3,277	2,957

Preferred shareholders		151	144

Non-controlling interest	33	58	49

Total comprehensive income		3,486	3,150

BCE Inc. 2019 Annual Report

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	DECEMBER 31, 2019	DECEMBER 31, 2018

ASSETS

Current assets

Cash		141	425

Cash equivalents		4	–

Trade and other receivables	10	3,038	3,006

Inventory	11	427	432

Contract assets	12	1,111	987

Contract costs	13	415	370

Prepaid expenses		194	244

Other current assets		190	329

Total current assets		5,520	5,793

Non-current assets

Contract assets	12	533	506

Contract costs	13	368	337

Property, plant and equipment	14, 35	27,636	24,844

Intangible assets	16	13,352	13,205

Deferred tax assets	8	98	112

Investments in associates and joint ventures	17	698	798

Other non-current assets	18	1,274	847

Goodwill	19	10,667	10,658

Total non-current assets		54,626	51,307

Total assets		60,146	57,100

LIABILITIES

Current liabilities

Trade payables and other liabilities	20	3,954	3,941

Contract liabilities	12	683	703

Interest payable		227	196

Dividends payable		729	691

Current tax liabilities		303	253

Debt due within one year	21	3,881	4,645

Total current liabilities		9,777	10,429

Non-current liabilities

Contract liabilities	12	207	196

Long-term debt	22	22,415	19,760

Deferred tax liabilities	8	3,561	3,163

Post-employment benefit obligations	24	1,907	1,866

Other non-current liabilities	25	871	997

Total non-current liabilities		28,961	25,982

Total liabilities		38,738	36,411

Commitments and contingencies	31

EQUITY

Equity attributable to BCE shareholders

Preferred shares	27	4,004	4,004

Common shares	27	20,363	20,036

Contributed surplus	27	1,178	1,170

Accumulated other comprehensive income		161	90

Deficit		(4,632)	(4,937)

Total equity attributable to BCE shareholders		21,074	20,363

Non-controlling interest	33	334	326

Total equity		21,408	20,689

Total liabilities and equity		60,146	57,100

BCE Inc. 2019 Annual Report

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		ATTRIBUTABLE TO BCE SHAREHOLDERS

FOR THE YEAR ENDED DECEMBER 31, 2019 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUM- ULATED OTHER COMPRE- HENSIVE INCOME	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2018		4,004	20,036	1,170	90	(4,937)	20,363	326	20,689

Adoption of IFRS 16	2, 35	–	–	–	–	(19)	(19)	(1)	(20)

Balance at January 1, 2019		4,004	20,036	1,170	90	(4,956)	20,344	325	20,669

Net earnings		–	–	–	–	3,191	3,191	62	3,253

Other comprehensive income (loss)		–	–	–	97	140	237	(4)	233

Total comprehensive income		–	–	–	97	3,331	3,428	58	3,486

Common shares issued under employee stock option plan	27	–	251	(11)	–	–	240	–	240

Common shares issued under employee savings plan (ESP)	27	–	75	–	–	–	75	–	75

Other share-based compensation	27	–	1	19	–	1	21	–	21

Dividends declared on BCE common and preferred shares		–	–	–	–	(3,008)	(3,008)	–	(3,008)

Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(64)	(64)

Settlement of cash flow hedges transferred to the cost basis of hedged items		–	–	–	(26)	–	(26)	–	(26)

Other		–	–	–	–	–	–	15	15

Balance at December 31, 2019		4,004	20,363	1,178	161	(4,632)	21,074	334	21,408

		ATTRIBUTABLE TO BCE SHAREHOLDERS

FOR THE YEAR ENDED DECEMBER 31, 2018 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUM- ULATED OTHER COMPRE- HENSIVE INCOME	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2017		4,004	20,091	1,162	(17)	(4,938)	20,302	323	20,625

Adoption of IFRS 9		–	–	–	–	(4)	(4)	–	(4)

Balance at January 1, 2018		4,004	20,091	1,162	(17)	(4,942)	20,298	323	20,621

Net earnings		–	–	–	–	2,929	2,929	44	2,973

Other comprehensive income		–	–	–	106	66	172	5	177

Total comprehensive income		–	–	–	106	2,995	3,101	49	3,150

Common shares issued under employee stock option plan	27	–	13	(1)	–	–	12	–	12

Other share-based compensation		–	–	12	–	(24)	(12)	–	(12)

Repurchase of common shares	27	–	(69)	(3)	–	(103)	(175)	–	(175)

Common shares issued for the acquisition of AlarmForce Industries Inc. (AlarmForce)	34, 27	–	1	–	–	–	1	–	1

Dividends declared on BCE common and preferred shares		–	–	–	–	(2,856)	(2,856)	–	(2,856)

Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(5)	(5)

Settlement of cash flow hedges transferred to the cost basis of hedged items		–	–	–	1	–	1	–	1

Return of capital to non-controlling interest		–	–	–	–	(7)	(7)	(44)	(51)

Other		–	–	–	–	–	–	3	3

Balance at December 31, 2018		4,004	20,036	1,170	90	(4,937)	20,363	326	20,689

BCE Inc. 2019 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2019	2018

Cash flows from operating activities

Net earnings		3,253	2,973

Adjustments to reconcile net earnings to cash flows from operating activities

Severance, acquisition and other costs	5	114	136

Depreciation and amortization	14, 16	4,398	4,014

Post-employment benefit plans cost	24	310	335

Net interest expense		1,108	987

Losses on investments	7	(13)	34

Income taxes	8	1,133	995

Contributions to post-employment benefit plans	24	(290)	(539)

Payments under other post-employment benefit plans	24	(72)	(75)

Severance and other costs paid		(168)	(138)

Interest paid		(1,087)	(990)

Income taxes paid (net of refunds)		(725)	(650)

Acquisition and other costs paid		(60)	(79)

Net change in operating assets and liabilities		57	381

Cash flows from operating activities		7,958	7,384

Cash flows used in investing activities

Capital expenditures	3	(3,988)	(3,971)

Business acquisitions	34	(51)	(395)

Disposition of intangibles and other assets	34	–	68

Acquisition of spectrum licences		–	(56)

Other investing activities		3	(32)

Cash flows used in investing activities		(4,036)	(4,386)

Cash flows used in financing activities

Decrease in notes payable		(1,073)	(123)

Increase (decrease) in securitized trade receivables		131	(2)

Issue of long-term debt	22	1,954	2,996

Repayment of long-term debt	22	(2,228)	(2,713)

Issue of common shares	27	240	11

Purchase of shares for settlement of share-based payments	28	(142)	(222)

Repurchase of common shares	27	–	(175)

Cash dividends paid on common shares		(2,819)	(2,679)

Cash dividends paid on preferred shares		(147)	(149)

Cash dividends paid by subsidiaries to non-controlling interest		(65)	(16)

Return of capital to non-controlling interest		–	(51)

Other financing activities		(53)	(75)

Cash flows used in financing activities		(4,202)	(3,198)

Net decrease in cash		(284)	(17)

Cash at beginning of year		425	442

Cash at end of year		141	425

Net increase (decrease) in cash equivalents		4	(183)

Cash equivalents at beginning of year		–	183

Cash equivalents at end of year		4	–

BCE Inc. 2019 Annual Report

Notes to consolidated financial statements

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1    Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers in Canada. The consolidated financial statements (financial statements) were approved by BCE’s board of directors on March 5, 2020.

Note 2    Significant accounting policies

A) BASIS OF PRESENTATION

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as described in our accounting policies.

As required, we adopted IFRS 16 – Leases effective January 1, 2019. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under IAS 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019. Further details on the impacts of adopting IFRS 16 on our January 1, 2019 consolidated statement of financial position are provided below under T) Adoption of new or amended accounting standards and in Note 35, Adoption of IFRS 16.

All amounts are in millions of Canadian dollars, except where noted.

FUNCTIONAL CURRENCY

The financial statements are presented in Canadian dollars, the company’s functional currency.

B) BASIS OF CONSOLIDATION

We consolidate the financial statements of all of our subsidiaries. Subsidiaries are entities we control, where control is achieved when the company is exposed or has the right to variable returns from its involvement with the investee and has the current ability to direct the activities of the investee that significantly affect the investee’s returns.

The results of subsidiaries acquired during the year are consolidated from the date of acquisition and the results of subsidiaries sold during the year are deconsolidated from the date of disposal. Where necessary, adjustments are made to the financial statements of acquired subsidiaries to conform their accounting policies to ours. All intercompany transactions, balances, income and expenses are eliminated on consolidation.

Changes in BCE’s ownership interest in a subsidiary that do not result in a change of control are accounted for as equity transactions, with no effect on net earnings or on Other comprehensive income.

C) REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue is measured based on the value of the expected consideration in a contract with a customer and excludes sales taxes and other amounts we collect on behalf of third parties. We recognize revenue when control of a product or service is transferred to a customer. When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we recognize revenue in the amount to which we have a right to invoice.

For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. The total arrangement consideration is allocated to each product or service included in the contract with the customer based on its stand-alone selling price. We generally determine stand-alone selling prices based on the observable prices at which we sell products separately without a service contract and prices for non-bundled service offers with the same range of services, adjusted for market conditions and other factors, as appropriate. When similar products and services are not sold separately, we use the expected cost plus margin approach to determine stand-alone selling prices. Products and services purchased by a customer in excess of those included in the bundled arrangement are accounted for separately.

We may enter into arrangements with subcontractors and others who provide services to our customers. When we act as the principal in these arrangements, we recognize revenues based on the amounts billed to our customers. Otherwise, we recognize the net amount that we retain as revenues.

BCE Inc. 2019 Annual Report

A contract asset is recognized in the consolidated statements of financial position (statements of financial position) when our right to consideration from the transfer of products or services to a customer is conditional on our obligation to transfer other products or services. Contract assets are transferred to trade receivables when our right to consideration becomes conditional only as to the passage of time. A contract liability is recognized in the statements of financial position when we receive consideration in advance of the transfer of products or services to the customer. Contract assets and liabilities relating to the same contract are presented on a net basis.

Incremental costs of obtaining a contract with a customer, principally comprised of sales commissions and prepaid contract fulfillment costs, are included in contract costs in the statements of financial position, except where the amortization period is one year or less, in which case costs of obtaining a contract are immediately expensed. Capitalized costs are amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services.

WIRELESS SEGMENT REVENUES

Our Wireless segment principally generates revenue from providing integrated digital wireless voice and data communications products and services to residential and business customers.

We recognize product revenues from the sale of wireless handsets and devices when a customer takes possession of the product. We recognize wireless service revenues over time, as the services are provided. For bundled arrangements, stand-alone selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate.

For wireless products and services that are sold separately, customers usually pay in full at the point of sale for products and on a monthly basis for services. For wireless products and services sold in bundled arrangements, customers pay monthly over a contract term of up to 24 months for residential customers and up to 36 months for business customers.

WIRELINE SEGMENT REVENUES

Our Wireline segment principally generates revenue from providing data, including Internet access and Internet protocol television (IPTV), local telephone, long distance, satellite TV service and connectivity, as well as other communications services and products to residential and business customers. Our Wireline segment also includes revenues from our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

We recognize product revenues from the sale of wireline equipment when a customer takes possession of the product. We recognize service revenues over time, as the services are provided. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date, time elapsed or milestones met. For bundled arrangements, stand-alone selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate, or the expected cost plus margin approach for customized business arrangements.

For wireline customers, products are usually paid in full at the point of sale. Services are paid for on a monthly basis except where a billing schedule has been established with certain business customers under long-term contracts that can generally extend up to seven years.

MEDIA SEGMENT REVENUES

Our Media segment principally generates revenue from conventional TV, specialty TV, digital media, radio broadcasting and OOH advertising and subscriber fees from specialty TV, pay TV and streaming services.

We recognize advertising revenue when advertisements are aired on the radio or TV, posted on our websites or appear on our advertising panels and street furniture. Revenues relating to subscriber fees are recorded on a monthly basis as the services are provided. Customer payments are due monthly as the services are provided.

D) SHARE-BASED PAYMENTS

Our share-based payment arrangements include stock options, restricted share units and performance share units (RSUs/PSUs), deferred share units (DSUs), an employee savings plan (ESP) and a deferred share plan (DSP).

STOCK OPTIONS

We use a fair value-based method to measure the cost of our employee stock options, based on the number of stock options that are expected to vest. We recognize compensation expense in Operating costs in the consolidated income statements (income statements). Compensation expense is adjusted for subsequent changes in management’s estimate of the number of stock options that are expected to vest.

We credit contributed surplus for stock option expense recognized over the vesting period. When stock options are exercised, we credit share capital for the amount received and the amounts previously credited to contributed surplus.

RSUs/PSUs

For each RSU/PSU granted, we recognize compensation expense in Operating costs in the income statements, equal to the market value of a BCE common share at the date of grant and based on the number of RSUs/PSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus. Additional RSUs/PSUs are issued to reflect dividends declared on the common shares.

Compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs/PSUs that are expected to vest. The effect of these changes is recognized in the period of the change. Upon settlement of the RSUs/PSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit. Vested RSUs/ PSUs are settled in BCE common shares, DSUs, or a combination thereof.

DSUs

If compensation is elected to be taken in DSUs, we issue DSUs equal to the fair value of the services received. Additional DSUs are issued to reflect dividends declared on the common shares. DSUs are settled in BCE common shares purchased on the open market following the cessation of employment or when a director leaves the board. We credit contributed surplus for the fair value of DSUs at the issue date. Upon settlement of the DSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.

BCE Inc. 2019 Annual Report

ESP

We recognize our ESP contributions as compensation expense in Operating costs in the income statements. We credit contributed surplus for the ESP expense recognized over the two-year vesting period, based on management’s estimate of the accrued contributions that are expected to vest. Upon settlement of shares under the ESP, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.

DSP

For each deferred share granted under the DSP, we recognize compensation expense in Operating costs in the income statements equal to the market value of a BCE common share. Deferred shares are no longer granted except those issued to reflect dividends declared on common shares.

Compensation expense is adjusted for subsequent changes in the market value of BCE common shares. The cumulative effect of any change in value is recognized in the period of the change. Participants have the option to receive either BCE common shares or a cash equivalent for each vested deferred share upon qualifying for payout under the terms of the grant.

E) INCOME AND OTHER TAXES

Current and deferred income tax expense is recognized in the income statements, except to the extent that the expense relates to items recognized in Other comprehensive income or directly in equity.

A current or non-current tax asset (liability) is the estimated tax receivable (payable) on taxable earnings (loss) for the current or past periods.

We use the liability method to account for deferred tax assets and liabilities, which arise from:

•	temporary differences between the carrying amount of assets and liabilities recognized in the statements of financial position and their corresponding tax bases

•	the carryforward of unused tax losses and credits, to the extent they can be used in the future

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax liabilities are, where permitted, offset against tax assets within the same taxable entity and tax jurisdiction.

INVESTMENT TAX CREDITS (ITCs), OTHER TAX CREDITS AND GOVERNMENT GRANTS

We recognize ITCs, other tax credits and government grants given on eligible expenditures when it is reasonably assured that they will be realized. They are presented as part of Trade and other receivables in the statements of financial position when they are expected to be utilized in the next year. We use the cost reduction method to account for ITCs and government grants, under which the credits are applied against the expense or asset to which the ITC or government grant relates.

F) CASH EQUIVALENTS

Cash equivalents are comprised of highly liquid investments with original maturities of three months or less from the date of purchase.

G) SECURITIZATION OF TRADE RECEIVABLES

Proceeds on the securitization of trade receivables are recognized as a collateralized borrowing as we do not transfer control and substantially all the risks and rewards of ownership to another entity.

H) INVENTORY

We measure inventory at the lower of cost and net realizable value. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment held for resale and the weighted average cost formula for all other inventory. We maintain inventory valuation reserves for inventory that is slow-moving or potentially obsolete, calculated using an inventory aging analysis.

I) PROPERTY, PLANT AND EQUIPMENT

We record property, plant and equipment at historical cost. Historical cost includes expenditures that are attributable directly to the acquisition or construction of the asset, including the purchase cost, and labour.

Borrowing costs are capitalized for qualifying assets, if the time to build or develop is in excess of one year, at a rate that is based on our weighted average interest rate on our outstanding long-term debt. Gains or losses on the sale or retirement of property, plant and equipment are recorded in Other expense in the income statements.

BCE Inc. 2019 Annual Report

LEASES

We enter into leases for network infrastructure and equipment, land and buildings in the normal course of business. Lease contracts are typically made for fixed periods but may include purchase, renewal or termination options. Leases are negotiated on an individual basis and contain a wide range of different terms and conditions.

We adopted IFRS 16 as of January 1, 2019. For periods prior to January 1, 2019, we continue to apply IAS 17, as permitted by the specific transition provisions of IFRS 16. We are currently assessing the impacts of the International Financial Reporting Interpretations Committee (IFRIC) agenda decision published in December 2019 in regards to determination of the lease term for cancellable or renewable leases under IFRS 16. As permitted by the IASB, implementation of the decision is expected in the first quarter of 2020.

IFRS 16

We assess whether a contract contains a lease at inception of the contract. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. We recognize lease liabilities with corresponding right-of-use assets for all lease agreements, except for short-term leases and leases of low value assets, which are expensed on a straight-line basis over the lease term. Consideration in a contract is allocated to lease and non-lease components on a relative stand-alone value basis. We generally account for lease components and any associated non-lease components as a single lease component.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics. Lease payments included in the measurement of the lease liability comprise:

•	fixed (and in-substance fixed) lease payments, less any lease incentives

•	variable lease payments that depend on an index or rate

•

payments expected under residual value guarantees and payments relating to purchase options and renewal option periods that are reasonably certain to be exercised (or periods subject to termination options that are not reasonably certain to be exercised)

Lease liabilities are subsequently measured at amortized cost using the effective interest method. Lease liabilities are remeasured, with a corresponding adjustment to the related right-of-use assets, when there is a change in variable lease payments arising from a change in an index or rate, or when we change our assessment of whether purchase, renewal or termination options will be exercised.

Right-of-use assets are measured at cost, and are comprised of the initial measurement of the corresponding lease liabilities, lease payments made at or before the commencement date and any initial direct costs. They are subsequently depreciated on a straight-line basis and reduced by impairment losses, if any. Right-of-use assets may also be adjusted to reflect the remeasurement of related lease liabilities. If we obtain ownership of the leased asset by the end of the lease term or the cost of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, we depreciate the right-of-use asset from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term.

Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in Operating costs in the period in which the event or condition that triggers those payments occurs.

IAS 17

Under IAS 17, leases of property, plant and equipment are recognized as finance leases when we obtain substantially all the risks and rewards of ownership of the underlying assets. At the inception of the lease, we record an asset together with a corresponding long-term lease liability, at the lower of the fair value of the leased asset or the present value of the minimum future lease payments. If there is reasonable certainty that the lease transfers ownership of the asset to us by the end of the lease term, the asset is amortized over its useful life. Otherwise, the asset is amortized over the shorter of its useful life and the lease term. The long-term lease liability is measured at amortized cost using the effective interest method.

All other leases are classified as operating leases. We recognize operating lease expense in Operating costs in the income statements on a straight-line basis over the term of the lease.

ASSET RETIREMENT OBLIGATIONS (AROs)

We initially measure and record AROs at management’s best estimate using a present value methodology, adjusted subsequently for any changes in the timing or amount of cash flows and changes in discount rates. We capitalize asset retirement costs as part of the related assets and amortize them into earnings over time. We also increase the ARO and record a corresponding amount in interest expense to reflect the passage of time.

J) INTANGIBLE ASSETS

FINITE-LIFE INTANGIBLE ASSETS

Finite-life intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any.

SOFTWARE

We record internal-use software at historical cost. Cost includes expenditures that are attributable directly to the acquisition or development of the software, including the purchase cost and labour.

Software development costs are capitalized when all the following conditions are met:

•	technical feasibility can be demonstrated

•	management has the intent and the ability to complete the asset for use or sale
•	it is probable that economic benefits will be generated

•	costs attributable to the asset can be measured reliably

CUSTOMER RELATIONSHIPS

Customer relationship assets are acquired through business combinations and are recorded at fair value at the date of acquisition.

PROGRAM AND FEATURE FILM RIGHTS

We account for program and feature film rights as intangible assets when these assets are acquired for the purpose of broadcasting. Program and feature film rights, which include producer advances and licence fees paid in advance of receipt of the program or film, are stated at acquisition cost less accumulated amortization, and accumulated

BCE Inc. 2019 Annual Report

impairment losses, if any. Programs and feature films under licence agreements are recorded as assets for rights acquired and Iiabilities for obligations incurred when:

•	we receive a broadcast master and the cost is known or reasonably determinable for new program and feature film licences; or

•	the licence term commences for licence period extensions or syndicated programs

Related liabilities of programs and feature films are classified as current or non-current, based on the payment terms. Amortization of program and feature film rights is recorded in Operating costs in the income statements.

INDEFINITE-LIFE INTANGIBLE ASSETS

Brand assets, mainly comprised of the Bell, Bell Media and Bell MTS brands, and broadcast licences are acquired through business combinations and are recorded at fair value at the date of acquisition, less accumulated impairment losses, if any. Wireless spectrum licences are recorded at acquisition cost, including borrowing costs when the time to build or develop the related network is in excess of one year. Borrowing costs are calculated at a rate that is based on our weighted average interest rate on our outstanding long-term debt.

Currently there are no legal, regulatory, competitive or other factors that limit the useful lives of our brands or spectrum licences.

K) DEPRECIATION AND AMORTIZATION

We depreciate property, plant and equipment and amortize finite-life intangible assets on a straight-line basis over their estimated useful lives. We review our estimates of useful lives on an annual basis and adjust depreciation and amortization on a prospective basis, as required. Land and assets under construction or development are not depreciated.

ESTIMATED USEFUL LIFE

Property, plant and equipment

Network infrastructure and equipment	2 to 50 years

Buildings	5 to 50 years

Finite-life intangible assets

Software	2 to 12 years

Customer relationships	2 to 26 years

Program and feature film rights	Up to 5 years

L) INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

Our financial statements incorporate our share of the results of our associates and joint ventures using the equity method of accounting, except when the investment is classified as held for sale. Equity income from investments is recorded in Other expense in the income statements.

Investments in associates and joint ventures are recognized initially at cost and adjusted thereafter to include the company’s share of income or loss and comprehensive income or loss on an after-tax basis.

Investments are reviewed for impairment at each reporting period and we compare their recoverable amount to their carrying amount when there is an indication of impairment.

We recognize our share of the assets, liabilities, revenues and expenses of joint operations in accordance with the related contractual agreements.

M) BUSINESS COMBINATIONS AND GOODWILL

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred and recorded in Severance, acquisition and other costs in the income statements.

Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair values at the date of acquisition. When we acquire control of a business, any previously-held equity interest is remeasured to fair value and any gain or loss on remeasurement is recognized in Other expense in the income statements. The excess of the purchase consideration and any previously-held equity interest over the fair value of identifiable net assets acquired is recorded as Goodwill in the statements of financial position. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously-held equity interest, the difference is recognized in Other expense in the income statements immediately as a bargain purchase gain.

Changes in our ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Any difference between the change in the carrying amount of non-controlling interest (NCI) and the consideration paid or received is attributed to owner’s equity.

N) IMPAIRMENT OF NON-FINANCIAL ASSETS

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed at each reporting period, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.

Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.

BCE Inc. 2019 Annual Report

GOODWILL IMPAIRMENT TESTING

We perform an annual test for goodwill impairment in the fourth quarter for each of our cash generating units (CGUs) or groups of CGUs to which goodwill is allocated, and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.

We identify any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is recognized in Other expense in the income statements for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, our CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 3, Segmented information.

O) FINANCIAL INSTRUMENTS AND CONTRACT ASSETS

We measure trade and other receivables at amortized cost using the effective interest method, net of any allowance for doubtful accounts.

Our portfolio investments in equity securities are classified as fair value through other comprehensive income (FVOCI) and are presented in our statements of financial position as Other non-current assets. These securities are recorded at fair value on the date of acquisition, including related transaction costs, and are adjusted to fair value at each reporting date. The corresponding unrealized gains and losses are recorded in Other comprehensive income in the consolidated statements of comprehensive income (statements of comprehensive income) and are reclassified from Accumulated other comprehensive income to Deficit in the statements of financial position when realized.

Other financial liabilities, which include trade payables and accruals, compensation payable, obligations imposed by the Canadian

Radio-television and Telecommunications Commission (CRTC), interest payable and long-term debt, are recorded at amortized cost using the effective interest method.

We measure the allowance for doubtful accounts and impairment of contract assets based on an expected credit loss (ECL) model, which takes into account current economic conditions, historical information, and forward-looking information. We use the simplified approach for measuring losses based on the lifetime ECL for trade and other receivables and contract assets. Amounts considered uncollectible are written off and recognized in Operating costs in the income statements.

The cost of issuing debt is included as part of long-term debt and is accounted for at amortized cost using the effective interest method. The cost of issuing equity is reflected in the consolidated statements of changes in equity as a charge to the deficit.

P) DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative financial instruments to manage interest rate risk, foreign currency risk and cash flow exposures related to share-based payment plans, capital expenditures, long-term debt instruments and operating revenues and expenses. We do not use derivative financial instruments for speculative or trading purposes.

Derivatives that mature within one year are included in Other current assets or Trade payables and other liabilities in the statements of financial position, whereas derivatives that have a maturity of more than one year are included in Other non-current assets or Other non-current liabilities.

HEDGE ACCOUNTING

To qualify for hedge accounting, we document the relationship between the derivative and the related identified risk exposure, and our risk management objective and strategy. This includes associating each derivative to a specific asset or liability, commitment, or anticipated transaction.

We assess the effectiveness of a derivative in managing an identified risk exposure when hedge accounting is initially applied, and on an ongoing basis thereafter. If a hedging relationship ceases to meet the qualifying criteria, we discontinue hedge accounting prospectively.

CASH FLOW HEDGES

We enter into cash flow hedges to mitigate foreign currency risk on certain debt instruments and anticipated purchases and sales, as well as interest rate risk related to anticipated debt issuances.

We use foreign currency forward contracts to manage the foreign currency exposure relating to anticipated purchases and sales denominated in foreign currencies. Changes in the fair value of these foreign currency forward contracts are recognized in our statements of comprehensive income, except for any ineffective portion, which is recognized immediately in Other expense in the income statements. Realized gains and losses in Accumulated other comprehensive income are reclassified to the income statements or to the initial cost of the non-financial asset in the same periods as the corresponding hedged transactions are recognized.

We use foreign currency forward contracts and cross currency interest rate swaps to manage our U.S. dollar debt under our U.S. commercial paper program and our U.S. dollar long-term debt. Changes in the fair value of these derivatives and the related debt are recognized in Other expense in the income statements and offset, unless a portion of the hedging relationship is ineffective.

DERIVATIVES USED AS ECONOMIC HEDGES

We use derivatives to manage cash flow exposures related to equity-settled share-based payment plans and anticipated purchases, equity price risk related to a cash-settled share-based payment plan and interest rate risk related to preferred share dividend rate resets. As these derivatives do not qualify for hedge accounting, the changes in their fair value are recorded in the income statements in Operating costs for derivatives used to hedge cash-settled share-based payments and in Other expense for other derivatives.

BCE Inc. 2019 Annual Report

Q) POST-EMPLOYMENT BENEFIT PLANS

DEFINED BENEFIT (DB) AND OTHER POST-EMPLOYMENT BENEFIT (OPEB) PLANS

We maintain DB pension plans that provide pension benefits for certain employees and retirees. Benefits are based on the employee’s length of service and average rate of pay during the highest paid consecutive five years of service. Most employees are not required to contribute to the plans. Certain plans provide cost of living adjustments to help protect the income of retired employees against inflation.

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections, future service and life expectancy.

We provide OPEBs to some of our employees, including:

•	healthcare and life insurance benefits during retirement, which were phased out for new retirees since December 31, 2016. Most of these OPEB plans are unfunded and benefits are paid when incurred.

•

other benefits, including workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances

We accrue our obligations and related costs under post-employment benefit plans, net of the fair value of the benefit plan assets. Pension and OPEB costs are determined using:

•	the projected unit credit method, prorated on years of service, which takes into account future pay levels

•	a discount rate based on market interest rates of high-quality corporate fixed income investments with maturities that match the timing of benefits expected to be paid under the plans

•	management’s best estimate of pay increases, retirement ages of employees, expected healthcare costs and life expectancy

We value post-employment benefit plan assets at fair value using current market values.

Post-employment benefit plans current service cost is included in Operating costs in the income statements. Interest on our post-employment benefit plan assets and obligations is recognized in Finance costs in the income statements and represents the accretion of interest on the assets and obligations under our post-employment benefit plans. The interest rate is based on market conditions that existed at the beginning of the year. Actuarial gains and losses for all post-employment benefit plans are recorded in Other comprehensive income in the statements of comprehensive income in the period in which they occur and are recognized immediately in the deficit.

December 31 is the measurement date for our significant post-employment benefit plans. Our actuaries perform a valuation based on management’s assumptions at least every three years to determine the actuarial present value of the accrued DB pension plans and OPEB obligations. The most recent actuarial valuation of our significant pension plans was as at December 31, 2018.

DEFINED CONTRIBUTION (DC) PENSION PLANS

We maintain DC pension plans that provide certain employees with benefits. Under these plans, we are responsible for contributing a predetermined amount to an employee’s retirement savings, based on a percentage of the employee’s salary.

We recognize a post-employment benefit plans service cost for DC pension plans when the employee provides service to the company, essentially coinciding with our cash contributions.

Generally, new employees can only participate in the DC pension plans.

R) PROVISIONS

Provisions are recognized when all the following conditions are met:

•	the company has a present legal or constructive obligation based on past events

•	it is probable that an outflow of economic resources will be required to settle the obligation

•	the amount can be reasonably estimated

Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material. The present value is determined using current market assessments of the discount rate and risks specific to the obligation. The obligation increases as a result of the passage of time, resulting in interest expense which is recognized in Finance costs in the income statements.

S) ESTIMATES AND KEY JUDGMENTS

When preparing the financial statements, management makes estimates and judgments relating to:

•	reported amounts of revenues and expenses

•	reported amounts of assets and liabilities

•	disclosure of contingent assets and liabilities

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ. Our more significant estimates and judgments are described below.

ESTIMATES

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

BCE Inc. 2019 Annual Report

POST-EMPLOYMENT BENEFIT PLANS

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.

The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.

The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.

REVENUE FROM CONTRACTS WITH CUSTOMERS

We are required to make estimates that affect the amount of revenue from contracts with customers, including estimating the stand-alone selling prices of products and services.

IMPAIRMENT OF NON-FINANCIAL ASSETS

We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model and the discount rate.

DEFERRED TAXES

The amounts of deferred tax assets and liabilities are estimated with consideration given to the timing, sources and amounts of future taxable income.

LEASES

The application of IFRS 16 requires us to make estimates that affect the measurement of right-of-use assets and liabilities, including determining the appropriate discount rate used to measure lease liabilities. Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. Our incremental borrowing rate is derived from publicly available risk-free interest rates, adjusted for applicable credit spreads and lease terms. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows and earnings multiples.

CONTINGENCIES

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. Pending claims and legal proceedings represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

JUDGMENTS

POST-EMPLOYMENT BENEFIT PLANS

The determination of the discount rate used to value our post-employment benefit obligations requires judgment. The rate is set by reference to market yields of long-term, high-quality corporate fixed income investments at the beginning of each fiscal year. Significant judgment is required when setting the criteria for fixed income investments to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of investments include the size of the issue and credit quality, along with the identification of outliers, which are excluded.

INCOME TAXES

The calculation of income taxes requires judgment in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities.

Management judgment is used to determine the amounts of deferred tax assets and liabilities to be recognized. In particular, judgment is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

LEASES

The application of IFRS 16 requires us to make judgments that affect the measurement of right-of-use assets and liabilities. A lease contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At inception of the contract, we assess whether the contract contains an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset and whether we have the right to direct how and for what purpose the asset is used. In determining the lease term, we include periods covered by renewal options when we are reasonably certain to exercise those options. Similarly, we include periods covered by termination options when we are reasonably certain not to exercise those options. To assess if we are reasonably certain to exercise an option, we consider all facts and circumstances that create an economic incentive to exercise renewal options (or not exercise termination options). Economic incentives include the costs related to the termination of the lease, the significance of any leasehold improvements and the importance of the underlying assets to our operations.

BCE Inc. 2019 Annual Report

REVENUE FROM CONTRACTS WITH CUSTOMERS

The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. Additionally, the determination of costs to obtain a contract, including the identification of incremental costs, also requires judgment.

CGUs

The determination of CGUs or groups of CGUs for the purpose of impairment testing requires judgment.

CONTINGENCIES

The determination of whether a loss is probable from claims and legal proceedings and whether an outflow of resources is likely requires judgment.

T) ADOPTION OF NEW OR AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2019, we adopted the following new or amended accounting standards.

STANDARD	DESCRIPTION	IMPACT

IFRS 16 – Leases

Eliminates the distinction between operating and finance leases for lessees, requiring instead that leases be capitalized by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment. If lease payments are made over time, an entity recognizes a financial liability representing its obligation to make future lease payments. A depreciation charge for the lease asset is recorded within operating costs and an interest expense on the lease liability is recorded within finance costs.

IFRS 16 does not substantially change lease accounting for lessors.

We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under IAS 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019. Further details on the impacts of adopting IFRS 16 on our January 1, 2019 consolidated statement of financial position are provided in Note 35, Adoption of IFRS 16. We are currently assessing the impacts of the IFRIC agenda decision published in December 2019 in regards to determination of the lease term for cancellable or renewable leases under IFRS 16. As permitted by the IASB, implementation of the decision is expected in the first quarter of 2020.

Under IAS 17, leases of property, plant and equipment were recognized as finance leases when we obtained substantially all the risks and rewards of ownership of the underlying assets. All other leases were classified as operating leases. IFRS 16 eliminates the distinction between operating and finance leases for lessees, requiring instead that we recognize a right-of-use asset and a lease liability at lease commencement for all leases, with certain exceptions permitted through elections and practical expedients. Accounting for leases previously classified as finance leases and lessor accounting remains largely unchanged under IFRS 16.

We recognized lease liabilities at January 1, 2019 for leases previously classified as operating leases, measured at the present value of lease payments using our incremental borrowing rate at that date. Property, plant and equipment includes the corresponding right-of-use assets also recognized at January 1, 2019. The right-of-use assets were generally measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at December 31, 2018. In certain cases, the right-of-use assets were measured as though IFRS 16 had been applied since the lease commencement date. A depreciation charge for right-of-use assets is recorded in Depreciation and an interest expense on lease liabilities is recorded in Finance costs in the income statement.

As permitted by IFRS 16, we elected not to recognize lease liabilities and right-of-use assets for short-term leases and leases of low value assets, which will continue to be expensed on a straight-line basis over the lease term. We have also applied certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16:

• We generally do not separate non-lease components from related lease components. Each lease component and any associated non-lease components are accounted for as a single lease component

• We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics

• As an alternative to performing an impairment review, we adjusted right-of-use assets for any onerous lease provisions recognized in the balance sheet at December 31, 2018

• We applied the exemption not to recognize right-of-use assets and liabilities for certain leases with a remaining term of 12 months or less as of January 1, 2019

• We used hindsight when determining the lease term when the lease contracts contain options to extend or terminate the lease

IFRIC 23 – Uncertainty over Income Tax Treatments

Provides guidance on the application of IAS 12 – Income Taxes when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers uncertain tax treatments separately or as a group, the examination of tax treatments by taxation authorities, the recognition and measurement of the effect of tax uncertainties and how an entity considers changes in facts and circumstances.

IFRIC 23 did not have a significant impact on our financial statements.

BCE Inc. 2019 Annual Report

U) FUTURE CHANGES TO ACCOUNTING STANDARDS

The following amended standard issued by the IASB has an effective date after December 31, 2019 and has not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE

Amendments to IFRS 3 – Business Combinations

These amendments to the implementation guidance of IFRS 3 clarify the definition of a business to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition.

		The amendments to IFRS 3 – Business Combinations may affect whether future acquisitions are accounted for as business combinations or asset acquisitions, along with the resulting allocation of the purchase price between the net identifiable assets acquired and goodwill.	Prospectively for acquisitions occurring on or after January 1, 2020.

Note 3    Segmented information

The accounting policies used in our segment reporting are the same as those we describe in Note 2, Significant accounting policies. Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our segments as strategic business units organized by products and services. Segments negotiate sales with each other as if they were unrelated parties.

To align with changes in how we manage our business and assess performance, the operating results of The Source (Bell) Electronics Inc. (The Source) are now entirely included within our Wireless segment effective January 1, 2019, with prior periods restated for comparative purposes. Previously, The Source’s results were included within our Wireless and Wireline segments.

We measure the performance of each segment based on segment profit, which is equal to operating revenues less operating costs for the segment. Substantially all of our severance, acquisition and other costs, depreciation and amortization, finance costs and other expense are managed on a corporate basis and, accordingly, are not reflected in segment results.

Substantially all of our operations and assets are located in Canada.

Our Bell Wireless segment provides wireless voice and data communication products and services to our residential, small and medium-sized business and large enterprise customers across Canada.

Our Bell Wireline segment provides data, including Internet access and IPTV, local telephone, long distance, as well as other communications services and products to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and OOH advertising services to customers nationally across Canada.

SEGMENTED INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2019	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE

Operating revenues

External customers		9,087	12,066	2,811	–	23,964

Inter-segment		55	290	406	(751)	–

Total operating revenues		9,142	12,356	3,217	(751)	23,964

Operating costs	4	(5,300)	(6,942)	(2,367)	751	(13,858)

Segment profit (1)		3,842	5,414	850	–	10,106
Severance, acquisition and other costs	5					(114)
Depreciation and amortization	14, 16					(4,398)

Finance costs

Interest expense	6					(1,132)

Interest on post-employment benefit obligations	24					(63)
Other expense	7					(13)

Income taxes	8					(1,133)
Net earnings						3,253

Goodwill	19	3,048	4,673	2,946	–	10,667

Indefinite-life intangible assets	16	3,948	1,692	2,381	–	8,021

Capital expenditures		697	3,183	108	–	3,988

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE Inc. 2019 Annual Report

FOR THE YEAR ENDED DECEMBER 31, 2018	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE

Operating revenues

External customers		8,766	12,025	2,677	–	23,468

Inter-segment		52	242	444	(738)	–

Total operating revenues		8,818	12,267	3,121	(738)	23,468

Operating costs	4	(5,297)	(6,946)	(2,428)	738	(13,933)

Segment profit (1)		3,521	5,321	693	–	9,535
Severance, acquisition and other costs	5					(136)
Depreciation and amortization	14, 16					(4,014)

Finance costs

Interest expense	6					(1,000)

Interest on post-employment benefit obligations	24					(69)
Other expense	7					(348)

Income taxes	8					(995)
Net earnings						2,973

Goodwill	19	3,048	4,679	2,931	–	10,658

Indefinite-life intangible assets	16	3,948	1,692	2,467	–	8,107

Capital expenditures		664	3,193	114	–	3,971

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

REVENUES BY SERVICES AND PRODUCTS

The following table presents our revenues disaggregated by type of services and products.

FOR THE YEAR ENDED DECEMBER 31	2019	2018

Services (1)

Wireless	6,427	6,269

Wireline data	7,684	7,466

Wireline voice	3,564	3,782

Media	2,811	2,677

Other wireline services	251	247

Total services	20,737	20,441

Products (2)

Wireless	2,660	2,497

Wireline data	519	466

Wireline equipment and other	48	64

Total products	3,227	3,027

Total operating revenues	23,964	23,468

(1)	Our service revenues are generally recognized over time.

(2)	Our product revenues are generally recognized at a point in time.

BCE Inc. 2019 Annual Report

Note 4    Operating costs

FOR THE YEAR ENDED DECEMBER 31	NOTE	2019	2018

Labour costs

Wages, salaries and related taxes and benefits (1)		(4,303)	(4,284)

Post-employment benefit plans service cost (net of capitalized amounts)	24	(247)	(266)

Other labour costs (1) (2)		(1,005)	(1,042)

Less:

Capitalized labour (1)		1,032	1,052

Total labour costs		(4,523)	(4,540)

Cost of revenues (1) (3)		(7,380)	(7,349)

Other operating costs (1) (4)		(1,955)	(2,044)

Total operating costs		(13,858)	(13,933)

(1)	We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.

(2)	Other labour costs include contractor and outsourcing costs.

(3)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(4)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Research and development expenses of $109 million and $106 million are included in operating costs for 2019 and 2018, respectively.

Note 5    Severance, acquisition and other costs

FOR THE YEAR ENDED DECEMBER 31	2019	2018

Severance	(63)	(92)

Acquisition and other	(51)	(44)

Total severance, acquisition and other costs	(114)	(136)

SEVERANCE COSTS

Severance costs consist of charges related to involuntary and voluntary employee terminations. In 2018, severance costs include a 4% reduction in management workforce across BCE.

ACQUISITION AND OTHER COSTS

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations and litigation costs, when they are significant.

Note 6    Interest expense

FOR THE YEAR ENDED DECEMBER 31	2019	2018

Interest expense on long-term debt	(1,024)	(918)

Interest expense on other debt	(153)	(133)

Capitalized interest	45	51

Total interest expense	(1,132)	(1,000)

Included in interest expense on long-term debt is interest on lease liabilities of $220 million for 2019 and interest on finance leases of $142 million for 2018.

Capitalized interest was calculated using an average rate of 3.96% and 3.88% for 2019 and 2018, respectively, which represents the weighted average interest rate on our outstanding long-term debt.

BCE Inc. 2019 Annual Report

Note 7    Other expense

FOR THE YEAR ENDED DECEMBER 31	NOTE	2019	2018

Impairment of assets	14, 16	(102)	(200)

Equity losses from investments in associates and joint ventures	17

Losses on investments		(53)	(20)

Operations		(19)	(15)

Early debt redemption costs	22	(18)	(20)

(Losses) gains on retirements and disposals of property, plant and equipment and intangible assets		(9)	11

Net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans		138	(80)

Gains (losses) on investments		13	(34)

Other		37	10

Total other expense		(13)	(348)

IMPAIRMENT OF ASSETS

2019

Impairment charges in 2019 included $85 million allocated to indefinite-life intangible assets, and $8 million allocated primarily to property, plant and equipment. These impairment charges relate to broadcast licences and certain assets for various radio markets within our Bell Media segment. The impairment charges were a result of continued advertising demand and ratings pressures in the industry resulting from audience declines, as well as competitive pressure from streaming services. The charges were determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of January 1, 2020 to December 31, 2024, using a discount rate of 7.5% and a perpetuity growth rate of nil as well as market multiple data from public companies and market transactions. The carrying value of these CGUs was $464 million at December 31, 2019.

2018

Impairment charges in 2018 included $145 million allocated to indefinite-life intangible assets, and $14 million allocated to finite-life intangible assets. These impairment charges primarily relate to our French TV channels within our Bell Media segment. These impairments were the result of revenue and profitability declines from lower audience levels and subscriber erosion. The charges were determined by comparing the carrying value of the CGUs to their fair value less costs of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of January 1, 2019 to December 31, 2023, using a discount rate of 8.0% to 8.5% and a perpetuity growth rate of nil, as well as market multiple data from public companies and market transactions. The carrying value of these CGUs was $515 million at December 31, 2018. In the previous year’s impairment analysis, the company’s French Pay and French Specialty TV channels were tested for recoverability separately. In 2018, the CGUs were grouped to form one French CGU which reflects the evolution of the cash flows from our content strategies as well as the CRTC beginning to regulate Canadian broadcasters under a group licence approach based on language.

Additionally, in 2018, we recorded an indefinite-life intangible asset impairment charge of $31 million within our Bell Media segment as a result of a strategic decision to retire a brand.

EQUITY LOSSES FROM INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

We recorded a loss on investment of $53 million and $20 million in 2019 and 2018, respectively, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in one of

BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

GAINS (LOSSES) ON INVESTMENTS

In 2019 we recorded gains of $13 million which included a gain on an obligation to repurchase at fair value the minority interest in one of our subsidiaries.

In 2018, we recorded losses of $34 million which included a loss on an obligation to repurchase at fair value the minority interest in one of our subsidiaries.

BCE Inc. 2019 Annual Report

Note 8    Income taxes

The following table shows the significant components of income taxes deducted from net earnings.

FOR THE YEAR ENDED DECEMBER 31	2019	2018

Current taxes

Current taxes	(761)	(775)

Uncertain tax positions	6	8

Change in estimate relating to prior periods	22	12

Deferred taxes

Deferred taxes relating to the origination and reversal of temporary differences	(322)	(352)

Change in estimate relating to prior periods	(8)	8

Recognition and utilization of loss carryforwards	(106)	44

Effect of change in provincial corporate tax rate	27	–

Uncertain tax positions	9	60

Total income taxes	(1,133)	(995)

The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 27.0% for both 2019 and 2018.

FOR THE YEAR ENDED DECEMBER 31	2019	2018

Net earnings	3,253	2,973

Add back income taxes	1,133	995

Earnings before income taxes	4,386	3,968

Applicable statutory tax rate	27.0%	27.0%

Income taxes computed at applicable statutory rates	(1,184)	(1,071)

Non-taxable portion of gains (losses) on investments	4	(9)

Uncertain tax positions	15	68

Effect of change in provincial corporate tax rate	27	–

Change in estimate relating to prior periods	14	20

Non-taxable portion of equity losses	(20)	(10)

Previously unrecognized tax benefits	9	–

Other	2	7

Total income taxes	(1,133)	(995)

Average effective tax rate	25.8%	25.1%

The following table shows aggregate current and deferred taxes relating to items recognized outside the income statements.

	2019		2018

FOR THE YEAR ENDED DECEMBER 31	OTHER COMPREHENSIVE INCOME	DEFICIT	OTHER COMPREHENSIVE INCOME	DEFICIT

Current taxes	3	4	41	5

Deferred taxes	(90)	13	(104)	(11)

Total income taxes (expense) recovery	(87)	17	(63)	(6)

BCE Inc. 2019 Annual Report

The following table shows deferred taxes resulting from temporary differences between the carrying amounts of assets and liabilities recognized in the statements of financial position and their corresponding tax basis, as well as tax loss carryforwards.

NET DEFERRED TAX LIABILITY	NON- CAPITAL LOSS CARRY- FORWARDS	POST- EMPLOYMENT BENEFIT PLANS	INDEFINITE- LIFE INTANGIBLE ASSETS	PROPERTY PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS	CRTC TANGIBLE BENEFITS	OTHER	TOTAL

January 1, 2018	17	494	(1,761)	(1,400)	30	(106)	(2,726)

Income statement	109	(14)	(2)	(248)	(14)	(71)	(240)

Business acquisitions	3	–	–	(16)	–	1	(12)

Other comprehensive income	–	(65)	–	–	–	(39)	(104)

Deficit	–	–	–	–	–	(11)	(11)

Other	–	–	–	15	–	27	42

December 31, 2018	129	415	(1,763)	(1,649)	16	(199)	(3,051)

Adoption of IFRS 16	–	–	–	7	–	–	7

January 1, 2019	129	415	(1,763)	(1,642)	16	(199)	(3,044)

Income statement	(105)	3	–	(177)	(9)	(112)	(400)

Business acquisitions	5	–	–	(6)	–	(1)	(2)

Other comprehensive income	–	(54)	–	–	–	(36)	(90)

Deficit	–	–	–	–	–	13	13

Other	2	–	–	46	–	12	60

December 31, 2019	31	364	(1,763)	(1,779)	7	(323)	(3,463)

At December 31, 2019, BCE had $215 million of non-capital loss carryforwards. We:

•	recognized a deferred tax asset of $31 million for $122 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2024 to 2039.

•	did not recognize a deferred tax asset for $93 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2023 to 2037.

At December 31, 2019, BCE had $734 million of unrecognized capital loss carryforwards which can be carried forward indefinitely.

At December 31, 2018, BCE had $645 million of non-capital loss carryforwards. We:

•	recognized a deferred tax asset of $129 million for $478 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2024 to 2038.

•	did not recognize a deferred tax asset for $167 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2023 to 2038.

At December 31, 2018, BCE had $806 million of unrecognized capital loss carryforwards which can be carried forward indefinitely.

Note 9    Earnings per share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

FOR THE YEAR ENDED DECEMBER 31	2019	2018

Net earnings attributable to common shareholders – basic	3,040	2,785

Dividends declared per common share (in dollars)	3.17	3.02

Weighted average number of common shares outstanding (in millions)

Weighted average number of common shares outstanding – basic	900.8	898.6

Assumed exercise of stock options (1)	0.6	0.3

Weighted average number of common shares outstanding – diluted (in millions)	901.4	898.9

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 61,170 in 2019 and 12,252,594 in 2018.

BCE Inc. 2019 Annual Report

Note 10    Trade and other receivables

FOR THE YEAR ENDED DECEMBER 31	NOTE	2019	2018

Trade receivables (1)		2,981	3,026

Allowance for revenue adjustments		(104)	(106)

Allowance for doubtful accounts	26	(62)	(51)

Current tax receivable		23	14

Other accounts receivable		200	123

Total trade and other receivables		3,038	3,006

(1) The details of securitized trade receivables are set out in Note 21, Debt due within one year.

Note 11    Inventory

FOR THE YEAR ENDED DECEMBER 31	2019	2018

Wireless devices and accessories	199	202

Merchandise and other	228	230

Total inventory	427	432

The total amount of inventory subsequently recognized as an expense in cost of revenues was $3,141 million and $2,971 million for 2019 and 2018, respectively.

Note 12    Contract assets and liabilities

The table below provides a reconciliation of the significant changes in the contract assets and the contract liabilities balances.

	CONTRACT ASSETS (1)		CONTRACT LIABILITIES

FOR THE YEAR ENDED DECEMBER 31	2019	2018	2019	2018

Opening balance, January 1	1,493	1,263	899	894

Revenue recognized included in contract liabilities at the beginning of the year	–	–	(666)	(625)

Revenue recognized from contract liabilities included in contract assets at the beginning of the year	131	154	–	–

Increase in contract liabilities during the year	–	–	644	628

Increase in contract liabilities included in contract assets during the year	(175)	(168)	–	–

Increase in contract assets from revenue recognized during the year	1,915	1,770	–	–

Contract assets transferred to trade receivables	(1,461)	(1,321)	47	–

Acquisitions	–	–	(4)	13

Contract terminations transferred to trade receivables	(205)	(219)	24	(4)

Other	(54)	14	(54)	(7)

Ending balance, December 31	1,644	1,493	890	899

(1)

Net of allowance for doubtful accounts of $68 million and $73 million at December 31, 2019 and December 31, 2018, respectively. We have updated amounts for the prior year to make them consistent with the presentation for the current year. See Note 26, Financial and capital management, for additional details.

Note 13    Contract costs

The table below provides a reconciliation of the contract costs balance.

FOR THE YEAR ENDED DECEMBER 31	2019	2018

Opening balance, January 1	707	636

Incremental costs of obtaining a contract and contract fulfillment costs	602	567

Amortization included in operating costs	(523)	(477)

Impairment charges included in operating costs	(3)	(19)

Ending balance, December 31	783	707

Contract costs are amortized over a period ranging from 12 to 84 months.

BCE Inc. 2019 Annual Report

Note 14    Property, plant and equipment

FOR THE YEAR ENDED DECEMBER 31, 2019	NOTE	NETWORK INFRASTRUCTURE AND EQUIPMENT (1)	LAND AND BUILDINGS (1)	ASSETS UNDER CONSTRUCTION	TOTAL

COST

December 31, 2018		64,248	6,071	1,764	72,083

Adoption of IFRS 16	2, 35	800	1,457	–	2,257

January 1, 2019		65,048	7,528	1,764	74,340

Additions		2,510	569	1,705	4,784

Acquired through business combinations		3	38	–	41

Transfers		1,132	(9)	(1,782)	(659)

Retirements and disposals		(1,085)	(43)	–	(1,128)

Impairment losses recognized in earnings	7	(11)	(4)	–	(15)

December 31, 2019		67,597	8,079	1,687	77,363

ACCUMULATED DEPRECIATION

January 1, 2019		43,834	3,405	–	47,239

Depreciation		3,030	466	–	3,496

Retirements and disposals		(1,003)	(27)	–	(1,030)

Other		53	(31)	–	22

December 31, 2019		45,914	3,813	–	49,727

NET CARRYING AMOUNT

January 1, 2019		21,214	4,123	1,764	27,101

December 31, 2019		21,683	4,266	1,687	27,636

(1)	Includes right-of-use assets. See Note 15, Leases, for additional details.

FOR THE YEAR ENDED DECEMBER 31, 2018	NOTE	NETWORK INFRASTRUCTURE AND EQUIPMENT	LAND AND BUILDINGS	ASSETS UNDER CONSTRUCTION	TOTAL (1)

COST

January 1, 2018		61,484	5,961	1,774	69,219

Additions		2,699	72	1,437	4,208

Acquired through business combinations		144	49	–	193

Transfers		898	43	(1,447)	(506)

Retirements and disposals		(969)	(54)	–	(1,023)

Impairment losses recognized in earnings	7	(8)	–	–	(8)

December 31, 2018		64,248	6,071	1,764	72,083

ACCUMULATED DEPRECIATION

January 1, 2018		41,949	3,241	–	45,190

Depreciation		2,923	222	–	3,145

Retirements and disposals		(931)	(52)	–	(983)

Other		(107)	(6)	–	(113)

December 31, 2018		43,834	3,405	–	47,239

NET CARRYING AMOUNT

January 1, 2018		19,535	2,720	1,774	24,029

December 31, 2018		20,414	2,666	1,764	24,844

(1)	Includes assets under finance lease. See Note 15, Leases, for additional details

BCE Inc. 2019 Annual Report

Note 15    Leases

RIGHT-OF-USE ASSETS

BCE’s significant right-of-use assets under leases are satellites, office premises, land, cellular tower sites, retail outlets and OOH advertising spaces. Right-of-use assets are presented in Property, plant and equipment in the statement of financial position.

FOR THE YEAR ENDED DECEMBER 31, 2019	NETWORK INFRASTRUCTURE AND EQUIPMENT	LAND AND BUILDINGS	TOTAL

COST

January 1, 2019	3,329	2,453	5,782

Additions	527	513	1,040

Transfers	(233)	–	(233)

Acquired through business combinations	–	8	8

Lease terminations	(12)	(38)	(50)

Impairment losses recognized in earnings	(2)	(3)	(5)

December 31, 2019	3,609	2,933	6,542

ACCUMULATED DEPRECIATION

January 1, 2019	1,042	536	1,578

Depreciation	373	303	676

Transfers	(111)	–	(111)

Lease terminations	(3)	(22)	(25)

December 31, 2019	1,301	817	2,118

NET CARRYING AMOUNT

January 1, 2019	2,287	1,917	4,204

December 31, 2019	2,308	2,116	4,424

LEASES IN THE INCOME STATEMENT

The following table provides the expenses related to leases recognized in the income statement.

FOR THE YEAR ENDED DECEMBER 31	2019

Interest expense on lease liabilities	220

Variable lease payment expenses not included in the measurement of lease liabilities	161

Expenses for leases of low value assets	58

Expenses for short-term leases	30

Rental expense relating to operating leases was $352 million in 2018.

LEASES IN THE STATEMENT OF CASH FLOWS

Total cash outflow related to leases was $1,239 million for the period ended December 31, 2019.

BCE Inc. 2019 Annual Report

FINANCE LEASES UNDER IAS 17

The following table shows the net carrying amount and additions to assets under finance leases for the year ended December 31, 2018.

FOR THE YEAR ENDED DECEMBER 31, 2018	ADDITIONS	NET CARRYING AMOUNT

Network infrastructure and equipment	405	1,487

Land and buildings	1	460

Total	406	1,947

ADDITIONAL DISCLOSURES

See Note 2, Significant accounting policies, and Note 35, Adoption of IFRS 16, for the impacts upon adoption of IFRS 16 as at January 1, 2019.

See Note 21, Debt due within one year, and Note 22, Long-term debt, for lease liabilities balances included in the statement of financial position.

See Note 26, Financial and capital management, for a maturity analysis of lease liabilities.

See Note 31, Commitments and contingencies, for leases committed but not yet commenced as at December 31, 2019.

Note 16    Intangible assets

		FINITE-LIFE					INDEFINITE-LIFE

FOR THE YEAR ENDED DECEMBER 31, 2019	NOTE	SOFTWARE	CUSTOMER RELATION- SHIPS	PROGRAM AND FEATURE FILM RIGHTS	OTHER	TOTAL	BRANDS	SPECTRUM AND OTHER LICENCES	BROADCAST LICENCES	TOTAL	TOTAL INTANGIBLE ASSETS

COST

January 1, 2019		9,525	2,014	704	500	12,743	2,409	3,587	2,111	8,107	20,850

Additions		389	–	1,004	4	1,397	–	–	–	–	1,397

Acquired through business combinations		–	6	–	–	6	–	–	–	–	6

Transfers		660	–	–	–	660	–	–	–	–	660

Retirements and disposals		(52)	(3)	–	(14)	(69)	–	–	–	–	(69)

Impairment losses recognized in earnings	7	–	–	–	(1)	(1)	–	(1)	(85)	(86)	(87)

Amortization included in operating costs		–	–	(992)	–	(992)	–	–	–	–	(992)

December 31, 2019		10,522	2,017	716	489	13,744	2,409	3,586	2,026	8,021	21,765

ACCUMULATED AMORTIZATION

January 1, 2019		6,720	727	–	198	7,645	–	–	–	–	7,645

Amortization		745	112	–	45	902	–	–	–	–	902

Retirements and disposals		(51)	–	–	(14)	(65)	–	–	–	–	(65)

Other		(69)	–	–	–	(69)	–	–	–	–	(69)

December 31, 2019		7,345	839	–	229	8,413	–	–	–	–	8,413

NET CARRYING AMOUNT

January 1, 2019		2,805	1,287	704	302	5,098	2,409	3,587	2,111	8,107	13,205

December 31, 2019		3,177	1,178	716	260	5,331	2,409	3,586	2,026	8,021	13,352

BCE Inc. 2019 Annual Report

		FINITE-LIFE					INDEFINITE-LIFE

FOR THE YEAR ENDED DECEMBER 31, 2018	NOTE	SOFTWARE	CUSTOMER RELATION- SHIPS	PROGRAM AND FEATURE FILM RIGHTS	OTHER	TOTAL	BRANDS	SPECTRUM AND OTHER LICENCES	BROADCAST LICENCES	TOTAL	TOTAL INTANGIBLE ASSETS

COST

January 1, 2018		8,689	1,950	741	393	11,773	2,443	3,534	2,251	8,228	20,001

Additions		362	13	967	106	1,448	–	56	–	56	1,504

Acquired through business combinations		9	51	–	1	61	1	–	5	6	67

Transfers		506	–	–	4	510	(4)	–	–	(4)	506

Retirements and disposals		(41)	–	–	(4)	(45)	–	(1)	–	(1)	(46)

Impairment losses recognized in earnings	7	–	–	(14)	–	(14)	(31)	(2)	(145)	(178)	(192)

Amortization included in operating costs		–	–	(990)	–	(990)	–	–	–	–	(990)

December 31, 2018		9,525	2,014	704	500	12,743	2,409	3,587	2,111	8,107	20,850

ACCUMULATED AMORTIZATION

January 1, 2018		5,976	612	–	155	6,743	–	–	–	–	6,743

Amortization		707	115	–	47	869	–	–	–	–	869

Retirements and disposals		(39)	–	–	(4)	(43)	–	–	–	–	(43)

Other		76	–	–	–	76	–	–	–	–	76

December 31, 2018		6,720	727	–	198	7,645	–	–	–	–	7,645

NET CARRYING AMOUNT

January 1, 2018		2,713	1,338	741	238	5,030	2,443	3,534	2,251	8,228	13,258

December 31, 2018		2,805	1,287	704	302	5,098	2,409	3,587	2,111	8,107	13,205

Note 17    Investments in associates and joint ventures

The following tables provide summarized financial information with respect to BCE’s associates and joint ventures. For more details on our associates and joint ventures see Note 32, Related party transactions.

STATEMENTS OF FINANCIAL POSITION

FOR THE YEAR ENDED DECEMBER 31	2019	2018

Assets	4,045	3,819

Liabilities	(2,689)	(2,253)

Total net assets	1,356	1,566

BCE’s share of net assets	698	798

INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31	NOTE	2019	2018

Revenues		2,398	2,128

Expenses		(2,545)	(2,191)

Total net losses		(147)	(63)

BCE’s share of net losses	7	(72)	(35)

BCE Inc. 2019 Annual Report

Note 18    Other non-current assets

FOR THE YEAR ENDED DECEMBER 31	NOTE	2019	2018

Net assets of post-employment benefit plans	24	558	331

Long-term notes and other receivables		142	89

Derivative assets	26	200	68

Publicly-traded and privately-held investments	26	129	110

Investments (1)		128	114

Other		117	135

Total other non-current assets		1,274	847

(1) These amounts have been pledged as security related to obligations for certain employee benefits and are not available for general use.

Note 19    Goodwill

The following table provides details about the changes in the carrying amounts of goodwill for the years ended December 31, 2019 and 2018. BCE’s groups of CGUs correspond to our reporting segments.

	BELL	BELL	BELL

	WIRELESS	WIRELINE	MEDIA	BCE

Balance at January 1, 2018	3,032	4,497	2,899	10,428

Acquisitions and other	16	182	32	230

Balance at December 31, 2018	3,048	4,679	2,931	10,658

Acquisitions and other	–	(6)	15	9

Balance at December 31, 2019	3,048	4,673	2,946	10,667

IMPAIRMENT TESTING

As described in Note 2, Significant accounting policies, goodwill is tested annually for impairment by comparing the carrying value of a CGU or group of CGUs to the recoverable amount, where the recoverable amount is the higher of fair value less costs of disposal or value in use.

VALUE IN USE

The value in use for a CGU or group of CGUs is determined by discounting five-year cash flow projections derived from business plans reviewed by senior management. The projections reflect management’s expectations of revenue, segment profit, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance.

Cash flows beyond the five-year period are extrapolated using perpetuity growth rates. None of the perpetuity growth rates exceed the long-term historical growth rates for the markets in which we operate.

The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for each CGU or group of CGUs.

The following table shows the key assumptions used to estimate the recoverable amounts of the groups of CGUs.

	ASSUMPTIONS USED

GROUPS OF CGUs	PERPETUITY GROWTH RATE	DISCOUNT RATE

Bell Wireless	0.8%	9.1%

Bell Wireline	1.0%	6.0%

Bell Media	1.0%	8.0%

The recoverable amounts determined in a prior year for the Bell Wireless and Bell Wireline groups of CGUs exceed their corresponding current carrying values by a substantial margin and have been carried forward and used in the impairment test for the current year. We believe that any reasonable possible change in the key assumptions on which the estimate of recoverable amounts of the Bell Wireless or Bell Wireline groups of CGUs is based would not cause their carrying amounts to exceed their recoverable amounts.

For the Bell Media group of CGUs, a decrease of (1.1%) in the perpetuity growth rate or an increase of 0.8% in the discount rate would have resulted in its recoverable amount being equal to its carrying value.

BCE Inc. 2019 Annual Report

Note 20  Trade payables and other liabilities

FOR THE YEAR ENDED DECEMBER 31	NOTE	2019	2018

Trade payables and accruals		2,604	2,535

Compensation payable		589	589

Maple Leaf Sports and Entertainment Ltd. (MLSE) financial liability (1)	26	135	135

Taxes payable		101	129

Derivative liabilities	26	49	27

Severance and other costs payable		35	63

Provisions	23	33	66

CRTC tangible benefits obligation	26	28	38

CRTC deferral account obligation	26	13	16

Other current liabilities		367	343

Total trade payables and other liabilities		3,954	3,941

(1)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other expense in the income statements.

Note 21  Debt due within one year

FOR THE YEAR ENDED DECEMBER 31	NOTE	WEIGHTED AVERAGE INTEREST RATE AT DECEMBER 31, 2019	2019	2018

Notes payable (1)	26	2.03%	1,994	3,201

Loans secured by trade receivables	26	2.71%	1,050	919

Long-term debt due within one year (2)	22	4.77%	837	525

Total debt due within one year			3,881	4,645

(1)

Includes commercial paper of $1,502 million in U.S. dollars ($1,951 million in Canadian dollars) and $2,314 million in U.S. dollars ($3,156 million in Canadian dollars) as at December 31, 2019 and December 31, 2018, respectively, which were issued under our U.S. commercial paper program and have been hedged for foreign currency fluctuations through forward currency contracts. See Note 26, Financial and capital management, for additional details.

(2)

Included in long-term debt due within one year is the current portion of lease liabilities of $775 million as at December 31, 2019 and the current portion of finance leases of $466 million as at December 31, 2018.

SECURITIZED TRADE RECEIVABLES

Our securitized trade receivables programs are recorded as floating rate revolving loans secured by certain trade receivables and expire on December 31, 2020 and December 1, 2022.

The following table provides further details on our securitized trade receivables programs.

FOR THE YEAR ENDED DECEMBER 31	2019	2018

Average interest rate throughout the year	2.79%	2.41%

Securitized trade receivables	2,185	1,998

We continue to service these trade receivables. The buyers’ interest in the collection of these trade receivables ranks ahead of our interests, which means that we are exposed to certain risks of default on the amounts securitized.

We have provided various credit enhancements in the form of overcollateralization and subordination of our retained interests.

The buyers will reinvest the amounts collected by buying additional interests in our trade receivables until the securitized trade receivables agreements expire or are terminated. The buyers and their investors have no further claim on our other assets if customers do not pay the amounts owed.

BCE Inc. 2019 Annual Report

CREDIT FACILITIES

Bell Canada may issue notes under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3 billion in either Canadian or U.S. currency provided that at no time shall such maximum amount of notes exceed $4 billion in Canadian currency which equals the aggregate amount available under Bell Canada’s committed supporting revolving and expansion credit facilities as at December 31, 2019. The total amount of the net available committed revolving and expansion credit facilities may be drawn at any time.

The table below is a summary of our total bank credit facilities at December 31, 2019.

	TOTAL AVAILABLE	DRAWN	LETTERS OF CREDIT	COMMERCIAL PAPER OUTSTANDING	NET AVAILABLE

Committed credit facilities

Unsecured revolving and expansion credit facilities (1) (2)	4,000	–	–	1,951	2,049

Other	106	–	106	–	–

Total committed credit facilities	4,106	–	106	1,951	2,049

Total non-committed credit facilities	1,939	–	1,059	–	880

Total committed and non-committed credit facilities	6,045	–	1,165	1,951	2,929

(1)

Bell Canada’s $2.5 billion and additional $500 million committed revolving credit facilities expire in November 2024 and November 2020, respectively, and its $1 billion committed expansion credit facility expires in November 2022. Bell Canada has the option, subject to certain conditions, to convert advances outstanding under the additional $500 million revolving credit facility into a term loan with a maximum one-year term.

(2)

As of December 31, 2019, Bell Canada’s outstanding commercial paper included $1,502 million in U.S. dollars ($1,951 million in Canadian dollars). All of Bell Canada’s commercial paper outstanding is included in debt due within one year.

RESTRICTIONS

Some of our credit agreements:

•	require us to meet specific financial ratios

•	require us to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada

We are in compliance with all conditions and restrictions under such credit agreements.

Note 22  Long-term debt

FOR THE YEAR ENDED DECEMBER 31	NOTE	WEIGHTED AVERAGE INTEREST RATE AT DECEMBER 31, 2019	MATURITY	2019	2018

Debt securities

1997 trust indenture		3.82%	2021–2047	14,500	14,750

1976 trust indenture		9.54%	2021–2054	1,100	1,100

2011 trust indenture		4.00%	2024	225	225

2016 U.S. trust indenture (1)		4.41%	2048–2049	2,273	1,569

1996 trust indenture (subordinated)		8.21%	2026–2031	275	275

Lease liabilities		5.11%	2020–2065	4,599	–

Finance leases			2019–2047	–	2,097

Other				328	308

Total debt				23,300	20,324

Net unamortized premium				15	21

Unamortized debt issuance costs				(63)	(60)

Less:

Amount due within one year	21			(837)	(525)

Total long-term debt				22,415	19,760

(1)

At December 31, 2019 and 2018, notes issued under the 2016 U.S. trust indenture totaled $1,750 million and $1,150 million in U.S. dollars, respectively, and have been hedged for foreign currency fluctuations through cross currency interest rate swaps. See Note 26, Financial and capital management, for additional details.

Bell Canada’s debt securities have been issued in Canadian dollars with the exception of debt securities issued under the 2016 U.S. trust indenture, which have been issued in U.S. dollars. All debt securities bear a fixed interest rate.

BCE Inc. 2019 Annual Report

RESTRICTIONS

Some of our debt agreements:

•	impose covenants and new issue tests

•	require us to make an offer to repurchase certain series of debt securities upon the occurrence of a change of control event as defined in the relevant debt agreements

We are in compliance with all conditions and restrictions under such debt agreements.

All outstanding debt securities have been issued under trust indentures and are unsecured. All debt securities have been issued in series and certain series are redeemable at Bell Canada’s option prior to maturity at the prices, times and conditions specified for each series.

2019

On September 10, 2019, Bell Canada issued 2.90% Series M-50 medium term note (MTN) debentures under its 1997 trust indenture, with a principal amount of $550 million, which mature on September 10, 2029.

On June 13, 2019, Bell Canada redeemed, prior to maturity, its 3.25% Series M-27 MTN debentures, having an outstanding principal amount of $1 billion, which were due June 17, 2020.

On May 24, 2019, Bell Canada redeemed, prior to maturity, its 3.54% Series M-37 debentures, having an outstanding principal amount of $400 million, which were due on June 12, 2020.

On May 13, 2019, Bell Canada issued 2.75% Series M-49 MTN debentures under its 1997 trust indenture, with a principal amount of $600 million, which mature on January 29, 2025. In addition, on the same date, Bell Canada issued 4.30% Series US-2 Notes under its 2016 trust indenture, with a principal amount of $600 million in U.S. dollars ($808 million in Canadian dollars), which mature on July 29, 2049.

For the year ended December 31, 2019, we incurred early debt redemption charges of $18 million which were recorded in Other expense in the income statement.

Subsequent to year end, on February 13, 2020, Bell Canada issued 3.50% Series M-51 MTN debentures under its 1997 trust indenture, with a principal amount of $750 million, which mature on September 30, 2050. The net proceeds of the offering are intended to be used to fund, on March 16, 2020, the redemption, prior to maturity, of Bell Canada’s 4.95% Series M-24 MTN debentures, with early debt redemption charges of $17 million. The M-24 MTN debentures have an outstanding principal amount of $500 million and were due on May 19, 2021. The net proceeds are further intended to be used for the repayment of short-term debt.

2018

On October 15, 2018, Bell Canada redeemed, prior to maturity, its 5.625% Series 8 notes, having an outstanding principal amount of $200 million, which were due on December 16, 2019.

On September 21, 2018, Bell Canada redeemed, prior to maturity, its 3.35% Series M-25 MTN debentures, having an outstanding principal amount of $1 billion, which were due on June 18, 2019.

On September 14, 2018, and March 29, 2018, Bell Canada issued 4.464% Series US-1 Notes under its 2016 U.S. trust indenture, with a principal amount of $400 million in U.S. dollars ($526 million in Canadian dollars) and $750 million in U.S. dollars ($967 million in Canadian dollars), respectively, which mature on April 1, 2048.

On August 21, 2018, Bell Canada issued 3.80% Series M-48 MTN debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on August 21, 2028.

On May 4, 2018, Bell Canada redeemed, prior to maturity, its 3.50% Series M-28 MTN debentures, having an outstanding principal amount of $400 million, which were due on September 10, 2018.

On April 16, 2018, Bell Canada redeemed, prior to maturity, its 4.59% Series 9 notes, having an outstanding principal amount of $200 million, which were due on October 1, 2018. In addition, on the same date, Bell Canada redeemed, prior to maturity, its 5.52% Series M-33 debentures, having an outstanding principal amount of $300 million, which were due on February 26, 2019.

On March 12, 2018, Bell Canada issued 3.35% Series M-47 MTN debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on March 12, 2025.

For the year ended December 31, 2018, we incurred early debt redemption charges of $20 million, which were recorded in Other expense in the income statement.

BCE Inc. 2019 Annual Report

Note 23  Provisions

FOR THE YEAR ENDED DECEMBER 31	NOTE	AROs	OTHER (1)	TOTAL

January 1, 2019		199	172	371

Additions		21	24	45

Usage		(4)	(52)	(56)

Reversals		(17)	(1)	(18)

Adoption of IFRS 16		–	(11)	(11)

December 31, 2019		199	132	331

Current	20	16	17	33

Non-current	25	183	115	298

December 31, 2019		199	132	331

(1)	Other includes environmental, vacant space and legal provisions.

AROs reflect management’s best estimates of expected future costs to restore current leased premises to their original condition prior to lease inception. Cash outflows associated with our ARO liabilities are generally expected to occur at the restoration dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will be ultimately required for these sites is uncertain.

Note 24  Post-employment benefit plans

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include DB pension plans, DC pension plans and OPEBs.

We operate our DB and DC pension plans under applicable Canadian and provincial pension legislation, which prescribes minimum and maximum DB funding requirements. Plan assets are held in trust, and the oversight of governance of the plans, including investment decisions, contributions to DB plans and the selection of the DC plans investment options offered to plan participants, lies with the Pension Fund Committee, a committee of our board of directors.

The interest rate risk is managed using a liability matching approach, which reduces the exposure of the DB plans to a mismatch between investment growth and obligation growth.

The longevity risk is managed using a longevity swap, which reduces the exposure of the DB plans to an increase in life expectancy.

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

FOR THE YEAR ENDED DECEMBER 31	2019	2018

DB pension	(193)	(213)

DC pension	(110)	(106)

OPEBs	(3)	(3)

Less:

Capitalized benefit plans cost	59	56

Total post-employment benefit plans service cost included in operating costs	(247)	(266)

Other costs recognized in severance, acquisition and other costs	–	(4)

Total post-employment benefit plans service cost	(247)	(270)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

FOR THE YEAR ENDED DECEMBER 31	2019	2018

DB pension	(19)	(23)

OPEBs	(44)	(46)

Total interest on post-employment benefit obligations	(63)	(69)

BCE Inc. 2019 Annual Report

The statements of comprehensive income include the following amounts before income taxes.

	2019	2018

Cumulative losses recognized directly in equity, January 1	(2,892)	(2,984)

Actuarial gains in other comprehensive income (1)	191	79

Decrease in the effect of the asset limit (2)	–	13

Cumulative losses recognized directly in equity, December 31	(2,701)	(2,892)

(1)	The cumulative actuarial losses recognized in the statements of comprehensive income are $2,947 million in 2019.

(2)	The cumulative decrease in the effect of the asset limit recognized in the statements of comprehensive income is $246 million in 2019.

COMPONENTS OF POST-EMPLOYMENT BENEFIT (OBLIGATIONS) ASSETS

The following table shows the change in post-employment benefit obligations and the fair value of plan assets.

	DB PENSION PLANS		OPEB PLANS		TOTAL

	2019	2018	2019	2018	2019	2018

Post-employment benefit obligations, January 1	(23,404)	(24,404)	(1,469)	(1,653)	(24,873)	(26,057)

Current service cost	(193)	(213)	(3)	(3)	(196)	(216)

Interest on obligations	(872)	(864)	(55)	(56)	(927)	(920)

Actuarial (losses) gains (1)	(2,498)	750	(80)	163	(2,578)	913

Net curtailment losses	–	(4)	–	–	–	(4)

Benefit payments	1,326	1,342	77	80	1,403	1,422

Employee contributions	(10)	(11)	–	–	(10)	(11)

Other	1	–	1	–	2	–

Post-employment benefit obligations, December 31	(25,650)	(23,404)	(1,529)	(1,469)	(27,179)	(24,873)

Fair value of plan assets, January 1	23,071	23,945	287	299	23,358	24,244

Expected return on plan assets (2)	853	841	11	10	864	851

Actuarial gains (losses) (1)	2,742	(817)	27	(17)	2,769	(834)

Benefit payments	(1,326)	(1,342)	(77)	(80)	(1,403)	(1,422)

Employer contributions	180	433	72	75	252	508

Employee contributions	10	11	–	–	10	11

Fair value of plan assets, December 31	25,530	23,071	320	287	25,850	23,358

Plan deficit	(120)	(333)	(1,209)	(1,182)	(1,329)	(1,515)

Effect of asset limit	(20)	(20)	–	–	(20)	(20)

Post-employment benefit liability, December 31	(140)	(353)	(1,209)	(1,182)	(1,349)	(1,535)

Post-employment benefit assets included in other non-current assets	558	331	–	–	558	331

Post-employment benefit obligations	(698)	(684)	(1,209)	(1,182)	(1,907)	(1,866)

(1)	Actuarial gains (losses) include experience gains (losses) of $2,525 million in 2019 and ($693 million) in 2018.

(2)	The actual return on plan assets was $3,633 million or 16.0% in 2019 and $17 million or 0.2% in 2018.

FUNDED STATUS OF POST-EMPLOYMENT BENEFIT PLANS COST

The following table shows the funded status of our post-employment benefit obligations.

	FUNDED		PARTIALLY FUNDED (1)		UNFUNDED (2)		TOTAL

FOR THE YEAR ENDED DECEMBER 31	2019	2018	2019	2018	2019	2018	2019	2018

Present value of post-employment benefit obligations	(24,961)	(22,765)	(1,918)	(1,816)	(300)	(292)	(27,179)	(24,873)

Fair value of plan assets	25,474	23,018	376	340	–	–	25,850	23,358

Plan surplus (deficit)	513	253	(1,542)	(1,476)	(300)	(292)	(1,329)	(1,515)

(1)

The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and certain OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.

(2)	Our unfunded plans consist of certain OPEBs, which are paid as claims are incurred.

BCE Inc. 2019 Annual Report

SIGNIFICANT ASSUMPTIONS

We used the following key assumptions to measure the post-employment benefit obligations and the net benefit plans cost for the DB pension plans and OPEB plans. These assumptions are long-term, which is consistent with the nature of post-employment benefit plans.

	DB PENSION PLANS AND OPEB PLANS

FOR THE YEAR ENDED DECEMBER 31	2019	2018

Post-employment benefit obligations

Discount rate	3.1%	3.8%

Rate of compensation increase	2.25%	2.25%

Cost of living indexation rate (1)	1.6%	1.6%

Life expectancy at age 65 (years)	23.2	23.1

(1) Cost of living indexation rate is only applicable to DB pension plans.

	DB PENSION PLANS AND OPEB PLANS

FOR THE YEAR ENDED DECEMBER 31	2019	2018

Net post-employment benefit plans cost

Discount rate	4.0%	3.7%

Rate of compensation increase	2.25%	2.25%

Cost of living indexation rate (1)	1.6%	1.6%

Life expectancy at age 65 (years)	23.1	23.2

(1) Cost of living indexation rate is only applicable to DB pension plans.

The weighted average duration of the post-employment benefit obligation is 14 years.

We assumed the following trend rates in healthcare costs:

•	an annual increase in the cost of medication of 6.5% for 2019 decreasing to 4.0% over 20 years

•	an annual increase in the cost of covered dental benefits of 4%

•	an annual increase in the cost of covered hospital benefits of 3.7%

•	an annual increase in the cost of other covered healthcare benefits of 4%

Assumed trend rates in healthcare costs have a significant effect on the amounts reported for the healthcare plans.

The following table shows the effect of a 1% change in the assumed trend rates in healthcare costs.

EFFECT ON POST-EMPLOYMENT BENEFITS – INCREASE/(DECREASE)	1% INCREASE	1% DECREASE

Total service and interest cost	4	(3)

Post-employment benefit obligations	110	(95)

SENSITIVITY ANALYSIS

The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		IMPACT ON NET POST-EMPLOYMENT BENEFIT PLANS COST FOR 2019 – INCREASE/(DECREASE)		IMPACT ON POST-EMPLOYMENT BENEFIT OBLIGATIONS AT DECEMBER 31, 2019 – INCREASE/(DECREASE)

	CHANGE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION

Discount rate	0.5%	(75)	69	(1,728)	1,944

Life expectancy at age 65	1 year	38	(39)	945	(972)

POST-EMPLOYMENT BENEFIT PLAN ASSETS

The investment strategy for the post-employment benefit plan assets is to maintain a diversified portfolio of assets invested in a prudent manner to maintain the security of benefits.

The following table shows the target allocations for 2019 and the allocation of our post-employment benefit plan assets at December 31, 2019 and 2018.

	WEIGHTED AVERAGE TARGET ALLOCATION	TOTAL PLAN ASSETS FAIR VALUE

ASSET CATEGORY	2019	DECEMBER 31, 2019	DECEMBER 31, 2018

Equity securities	0%–40%	22%	20%

Debt securities	60%–100%	62%	64%

Alternative investments	0%–50%	16%	16%

Total		100%	100%

BCE Inc. 2019 Annual Report

The following table shows the fair value of the DB pension plan assets for each category.

FOR THE YEAR ENDED DECEMBER 31	2019	2018

Observable markets data

Equity securities

Canadian	1,017	844

Foreign	4,534	3,770

Debt securities

Canadian	13,216	12,457

Foreign	2,385	2,004

Money market	219	327

Non-observable markets inputs

Alternative investments

Private equities	2,119	1,804

Hedge funds	1,001	1,014

Real estate	948	758

Other	91	93

Total	25,530	23,071

Equity securities included approximately $15 million of BCE common shares, or 0.06% of total plan assets, at December 31, 2019 and approximately $8 million of BCE common shares, or 0.03% of total plan assets, at December 31, 2018.

Debt securities included approximately $53 million of Bell Canada debentures, or 0.21% of total plan assets, at December 31, 2019 and approximately $68 million of Bell Canada debentures, or 0.30% of total plan assets, at December 31, 2018.

Alternative investments included an investment in MLSE of $135 million, or 0.53% of total plan assets, at December 31, 2019 and $135 million, or 0.59% of total plan assets, at December 31, 2018.

The Bell Canada pension plan has an investment arrangement which hedges part of its exposure to potential increases in longevity, which covers approximately $4 billion of post-employment benefit obligations.

The fair value of the arrangement is included within other alternative investments. As a hedging arrangement of the pension plan, the transaction requires no cash contributions from BCE.

CASH FLOWS

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory authorities. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits. Changes in these factors could cause actual future contributions to differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future, which could have a negative effect on our liquidity and financial performance.

We contribute to the DC pension plans as employees provide service.

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under OPEB plans.

	DB PLANS (1)		DC PLANS		OPEB PLANS

FOR THE YEAR ENDED DECEMBER 31	2019	2018	2019	2018	2019	2018

Contributions/payments	(180)	(433)	(110)	(106)	(72)	(75)

(1) Includes voluntary contributions of nil in 2019 and $240 million in 2018.

We expect to contribute approximately $170 million to our DB pension plans in 2020, subject to actuarial valuations being completed. We expect to contribute approximately $120 million to the DC pension plans and to pay approximately $75 million to beneficiaries under OPEB plans in 2020.

Note 25  Other non-current liabilities

FOR THE YEAR ENDED DECEMBER 31	NOTE	2019	2018

Long-term disability benefits obligation		305	288

Provisions	23	298	305

CRTC deferral account obligation	26	69	92

CRTC tangible benefits obligation	26	1	23

Other		198	289

Total other non-current liabilities		871	997

BCE Inc. 2019 Annual Report

Note 26  Financial and capital management

FINANCIAL MANAGEMENT

Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks that include credit risk, liquidity risk, foreign currency risk, interest rate risk and equity price risk.

DERIVATIVES

We use derivative instruments to manage our exposure to foreign currency risk, interest rate risk and changes in the price of BCE common shares under our share-based payment plans.

The following derivative instruments were outstanding during 2019 and/ or 2018:

•	foreign currency forward contracts and options that manage the foreign currency risk of certain anticipated purchases and sales and U.S. commercial paper

•	cross currency interest rate swaps that hedge foreign currency risk on a portion of our debt due within one year and long-term debt

•	forward contracts on BCE common shares that mitigate the cash flow exposure and equity price risk related to share-based payment plans

•	interest rate swaps that hedge future dividend rate resets on preferred shares

FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values are not the net amounts that would be realized if these instruments were settled.

The carrying values of our cash and cash equivalents, trade and other receivables, dividends payable, trade payables and accruals, compensation payable, severance and other costs payable, interest payable, notes payable and loans secured by trade receivables approximate fair value as they are short-term.

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

				DECEMBER 31, 2019		DECEMBER 31, 2018

	CLASSIFICATION	FAIR VALUE METHODOLOGY	NOTE	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC tangible benefits obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	20, 25	29	29	61	61

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	20, 25	82	85	108	112

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	21, 22	18,653	20,905	18,188	19,178

Finance leases (1)	Debt due within one year and long-term debt	Present value of future cash flows discounted using observable market interest rates	22	–	–	2,097	2,304

(1) Upon adoption of IFRS 16 on January 1, 2019, fair value disclosures are no longer required for leases.

BCE Inc. 2019 Annual Report

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

				FAIR VALUE

	CLASSIFICATION	NOTE	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2) (1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

December 31, 2019

Publicly-traded and privately-held investments	Other non-current assets	18	129	2	–	127

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		165	–	165	–

MLSE financial liability (3)	Trade payables and other liabilities	20	(135)	–	–	(135)

Other	Other non-current assets and liabilities		71	1	128	(58)

December 31, 2018

Publicly-traded and privately-held investments	Other non-current assets	18	110	1	–	109

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		181	–	181	–

MLSE financial liability (3)	Trade payables and other liabilities	20	(135)	–	–	(135)

Other	Other non-current assets and liabilities		43	–	114	(71)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Represents BCE’s obligation to repurchase the Master Trust Fund’s 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other expense in the income statements. The option has been exercisable since 2017.

CREDIT RISK

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position.

We are exposed to credit risk if counterparties to our trade receivables and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. There was minimal credit risk relating to derivative instruments at December 31, 2019 and 2018. We deal with institutions that have investment-grade credit ratings, and as such we expect that they will be able to meet their obligations. We regularly monitor our credit risk and credit exposure.

The following table provides the change in allowance for doubtful accounts for trade receivables.

	NOTE	2019	2018
Balance, January 1		(51)	(54)
Adoption of IFRS 9		–	(4)

Additions		(114)	(84)

Usage		103	91

Balance, December 31	10	(62)	(51)

In many instances, trade receivables are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

The following table provides further details on trade receivables, net of allowance for doubtful accounts.

AT DECEMBER 31	2019	2018

Trade receivables not past due	2,082	2,091

Trade receivables past due, net of allowance for doubtful accounts

Under 60 days	541	508

60 to 120 days	232	304

Over 120 days	64	72

Trade receivables, net of allowance for doubtful accounts	2,919	2,975

BCE Inc. 2019 Annual Report

The following table provides the change in allowance for doubtful accounts for contract assets.

	NOTE	2019	2018 (1)
Balance, January 1		(73)	(90)

Additions		(28)	(19)

Usage and reversals		33	36

Balance, December 31		(68)	(73)

Current		(32)	(35)

Non-current		(36)	(38)

Balance, December 31	12	(68)	(73)

(1) We have updated amounts for the prior year to make them consistent with the presentation for the current year.

LIQUIDITY RISK

Our cash and cash equivalents, cash flows from operations and possible capital markets financing are expected to be sufficient to fund our operations and fulfill our obligations as they become due. Should our cash requirements exceed the above sources of cash, we would expect to cover such a shortfall by drawing on existing committed bank facilities and new ones, to the extent available.

The following table is a maturity analysis for recognized financial liabilities at December 31, 2019 for each of the next five years and thereafter.

AT DECEMBER 31, 2019	NOTE	2020	2021	2022	2023	2024	THERE- AFTER	TOTAL

Long-term debt	22	62	2,302	1,762	1,637	1,250	11,688	18,701

Notes payable	21	1,994	–	–	–	–	–	1,994

Lease liabilities		960	858	629	530	418	2,338	5,733

Loan secured by trade receivables	21	1,050	–	–	–	–	–	1,050

Interest payable on long-term debt, notes payable and loan secured by trade receivables		862	772	711	643	580	6,869	10,437

Net interest receipts on cross currency basis swaps		(3)	(2)	(2)	(2)	(2)	(57)	(68)

MLSE financial liability	20	(135)	–	–	–	–	–	(135)

Total		4,790	3,930	3,100	2,808	2,246	20,838	37,712

We are also exposed to liquidity risk for financial liabilities due within one year as shown in the statements of financial position.

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

In 2019, we entered into a cross currency interest rate swap with a notional amount of $600 million in U.S. dollars ($808 million in Canadian dollars), to hedge the U.S. currency exposure of our Series US-2 Notes maturing in 2049. See Note 22, Long-term debt, for additional details.

In 2018, we entered into cross currency interest rate swaps with a notional amount of $1,150 million in U.S. dollars ($1,493 million in Canadian dollars), to hedge the U.S. currency exposure of our Series US-1 Notes maturing in 2048. See Note 22, Long-term debt, for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $13 million

($27 million) recognized in net earnings at December 31, 2019 and a gain (loss) of $189 million ($178 million) recognized in Other comprehensive income at December 31, 2019, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $4 million recognized in Other comprehensive income at December 31, 2019, with all other variables held constant.

BCE Inc. 2019 Annual Report

The following table provides further details on our outstanding foreign currency forward contracts and options as at December 31, 2019.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM

Cash flow	USD	1,512	CAD	1,999	2020	Commercial paper

Cash flow	USD	704	CAD	915	2020	Anticipated transactions

Cash flow	PHP	1,944	CAD	49	2020	Anticipated transactions

Cash flow	USD	491	CAD	637	2021	Anticipated transactions

Economic – put options	USD	261	CAD	340	2020	Anticipated transactions

Economic – call options	USD	228	CAD	299	2020	Anticipated transactions

Economic – options (1)	USD	120	CAD	154	2021	Anticipated transactions

(1) In 2019, we entered into a series of foreign currency options having a leverage provision and a profit cap limitation.

INTEREST RATE EXPOSURES

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $29 million in net earnings at December 31, 2019.

In 2019, we entered into interest rate swaps with a notional amount of $275 million to hedge the dividend rate reset on BCE preferred shares in 2020.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan. See Note 28, Share-based payments, for details on our share-based payment arrangements. The fair value of our equity forward contracts at December 31, 2019 was an asset of $40 million (December 31, 2018 – a liability of $73 million).

A 5% increase (decrease) in the market price of BCE’s common shares at December 31, 2019 would result in a gain (loss) of $38 million recognized in net earnings for 2019, with all other variables held constant.

CAPITAL MANAGEMENT

We have various capital policies, procedures and processes which are utilized to achieve our objectives for capital management. These include optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.

Our definition of capital includes equity attributable to BCE shareholders, debt, and cash and cash equivalents.

The key ratios that we use to monitor and manage our capital structure are a net debt leverage ratio (1) and an adjusted EBITDA to net interest expense ratio (2). In 2019, we increased our net debt leverage ratio target range to 2.00 to 2.50 times adjusted EBITDA from 1.75 to 2.25 times adjusted EBITDA in 2018. This increase reflects the one-time impact from the adoption of IFRS 16 which increased net debt by $2,304 million on January 1, 2019. See Note 35, Adoption of IFRS 16, for further details on the impacts of adopting IFRS 16 on our January 1, 2019 consolidated statement of financial position. At December 31, 2019, we had exceeded the limit of our internal net debt leverage ratio target range by 0.29. In 2019 and 2018, our adjusted EBITDA to net interest expense ratio target was greater than 7.5 times. The adoption of IFRS 16 did not have an impact on our adjusted EBITDA to net interest expense ratio target.

These ratios do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, our net debt leverage ratio and adjusted EBITDA to net interest expense ratio as measures of financial leverage and health of the company.

The following table provides a summary of our key ratios.

AT DECEMBER 31	2019	2018

Net debt leverage ratio	2.79	2.72

Adjusted EBITDA to net interest expense ratio	8.54	9.00

On February 5, 2020 the board of directors of BCE approved an increase of 5.0% in the annual dividend on BCE’s common shares, from $3.17 to $3.33 per common share. In addition, the board of directors of BCE declared a quarterly dividend of $0.8325 per common share payable on April 15, 2020 to the shareholders of record at March 16, 2020.

On February 6, 2019, the board of directors of BCE approved an increase of 5.0% in the annual dividend on BCE’s common shares, from $3.02 to $3.17 per common share.

In Q1 2018, BCE completed a normal course issuer bid program (NCIB). See Note 27, Share capital, for additional details.

(1)

Our net debt leverage ratio represents net debt divided by adjusted EBITDA. We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents as shown in our statements of financial position. Adjusted EBITDA is defined as operating revenues less operating costs as shown in our income statements.

(2)

Our adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. Adjusted EBITDA is defined as operating revenues less operating costs as shown in our income statements. Net interest expense is net interest expense as shown in our statements of cash flows plus 50% of declared preferred share dividends as shown in our income statements.

BCE Inc. 2019 Annual Report

Note 27  Share capital

PREFERRED SHARES

BCE’s articles of amalgamation, as amended, provide for an unlimited number of First Preferred Shares and Second Preferred Shares, all without par value. The terms set out in the articles authorize BCE’s directors to issue the shares in one or more series and to set the number of shares and the conditions for each series.

The following table provides a summary of the principal terms of BCE’s First Preferred Shares as at December 31, 2019. There were no Second Preferred Shares issued and outstanding at December 31, 2019. BCE’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

	ANNUAL DIVIDEND RATE					NUMBER OF SHARES		STATED CAPITAL
SERIES		CONVERTIBLE INTO	CONVERSION DATE	REDEMPTION DATE	REDEMPTION PRICE	AUTHORIZED	ISSUED AND OUTSTANDING	DECEMBER 31, 2019	DECEMBER 31, 2018

Q	floating	Series R	December 1, 2025		$25.50	8,000,000	–	–	–

R (1)	4.13%	Series Q	December 1, 2020	December 1, 2020	$25.00	8,000,000	8,000,000	200	200

S	floating	Series T	November 1, 2021	At any time	$25.50	8,000,000	3,513,448	88	88

T (1)	3.019%	Series S	November 1, 2021	November 1, 2021	$25.00	8,000,000	4,486,552	112	112

Y	floating	Series Z	December 1, 2022	At any time	$25.50	10,000,000	8,081,491	202	202

Z (1)	3.904%	Series Y	December 1, 2022	December 1, 2022	$25.00	10,000,000	1,918,509	48	48

AA (1)	3.61%	Series AB	September 1, 2022	September 1, 2022	$25.00	20,000,000	11,398,396	291	291

AB	floating	Series AA	September 1, 2022	At any time	$25.50	20,000,000	8,601,604	219	219

AC (1)	4.38%	Series AD	March 1, 2023	March 1, 2023	$25.00	20,000,000	10,029,691	256	256

AD	floating	Series AC	March 1, 2023	At any time	$25.50	20,000,000	9,970,309	254	254

AE	floating	Series AF	February 1, 2020	At any time	$25.50	24,000,000	9,292,133	232	232

AF (1)	3.11%	Series AE	February 1, 2020	February 1, 2020	$25.00	24,000,000	6,707,867	168	168

AG (1)	2.80%	Series AH	May 1, 2021	May 1, 2021	$25.00	22,000,000	4,985,351	125	125

AH	floating	Series AG	May 1, 2021	At any time	$25.50	22,000,000	9,014,649	225	225

AI (1)	2.75%	Series AJ	August 1, 2021	August 1, 2021	$25.00	22,000,000	5,949,884	149	149

AJ	floating	Series AI	August 1, 2021	At any time	$25.50	22,000,000	8,050,116	201	201

AK (1)	2.954%	Series AL	December 31, 2021	December 31, 2021	$25.00	25,000,000	22,745,921	569	569

AL (2)	floating	Series AK	December 31, 2021	At any time		25,000,000	2,254,079	56	56

AM (1)	2.764%	Series AN	March 31, 2021	March 31, 2021	$25.00	30,000,000	9,546,615	218	218

AN (2)	floating	Series AM	March 31, 2021	At any time		30,000,000	1,953,385	45	45

AO (1)	4.26%	Series AP	March 31, 2022	March 31, 2022	$25.00	30,000,000	4,600,000	118	118

AP (3)	floating	Series AO	March 31, 2027			30,000,000	–	–	–

AQ (1)	4.812%	Series AR	September 30, 2023	September 30, 2023	$25.00	30,000,000	9,200,000	228	228

AR (3)	floating	Series AQ	September 30, 2028			30,000,000	–	–	–

								4,004	4,004

(1)	BCE may redeem each of these series of First Preferred Shares on the applicable redemption date and every five years after that date.

(2)

BCE may redeem Series AL and AN First Preferred Shares at $25.00 per share on December 31, 2021 and March 31, 2021, respectively, and every five years thereafter (each, a Series conversion date). Alternatively, BCE may redeem Series AL or AN First Preferred Shares at $25.50 per share on any date which is not a Series conversion date for the applicable series of First Preferred Shares.

(3)

If Series AP or AR First Preferred Shares are issued on March 31, 2022 and September 30, 2023, respectively, BCE may redeem such shares at $25.00 per share on March 31, 2027 and September 30, 2028, respectively, and every five years thereafter (each, a Series conversion date). Alternatively, BCE may redeem Series AP or AR First Preferred Shares at $25.50 per share on any date which is not a Series conversion date for the applicable series of First Preferred Shares.

VOTING RIGHTS

All of the issued and outstanding First Preferred Shares at December 31, 2019 are non-voting, except under special circumstances when the holders are entitled to one vote per share.

PRIORITY AND ENTITLEMENT TO DIVIDENDS

The First Preferred Shares of all series rank at parity with each other and in priority to all other shares of BCE with respect to payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of BCE.

Holders of Series R, T, Z, AA, AC, AF, AG, AI, AK, AM, AO and AQ First Preferred Shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE’s articles of amalgamation, as amended.

Holders of Series S, Y, AB, AD, AE, AH and AJ First Preferred Shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE’s articles of amalgamation, as amended.

BCE Inc. 2019 Annual Report

Holders of Series AL and AN First Preferred Shares are entitled to floating cumulative quarterly dividends. The floating dividend rate on these shares is calculated every quarter, as set out in BCE’s articles of amalgamation, as amended.

Dividends on all series of First Preferred Shares are paid as and when declared by the board of directors of BCE.

CONVERSION FEATURES

All of the issued and outstanding First Preferred Shares at December 31, 2019 are convertible at the holder’s option into another associated series of First Preferred Shares on a one-for-one basis according to the terms set out in BCE’s articles of amalgamation, as amended.

CONVERSION AND DIVIDEND RATE RESET OF FIRST PREFERRED SHARES

Subsequent to year end, on February 1, 2020 3,283,795 of BCE’s 9,292,133 floating rate Cumulative Redeemable First Preferred Shares, Series AE (Series AE Preferred Shares) were converted, on a one-for-one basis, into fixed-rate Cumulative Redeemable First Preferred Shares, Series AF (Series AF Preferred Shares). In addition, on February 1, 2020, 506,975 of BCE’s 6,707,867 Series AF Preferred Shares were converted, on a one-for-one basis, into Series AE Preferred Shares.

The annual fixed dividend rate on BCE’s Series AF Preferred Shares was reset for the next five years, effective February 1, 2020, at 3.865%. The Series AE Preferred Shares continue to pay a monthly cash dividend.

COMMON SHARES AND CLASS B SHARES

BCE’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares, all without par value. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE is liquidated, dissolved or wound up, after payments due to the holders of preferred shares. No Class B shares were outstanding at December 31, 2019 and 2018.

The following table provides details about the outstanding common shares of BCE.

		2019		2018

	NOTE	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL

Outstanding, January 1		898,200,415	20,036	900,996,640	20,091

Shares issued for the acquisition of AlarmForce	34	–	–	22,531	1

Shares issued under employee stock option plan	28	4,459,559	251	266,941	13

Repurchase of common shares		–	–	(3,085,697)	(69)

Shares issued under ESP		1,231,479	75	–	–

Shares issued under DSP		16,729	1	–	–

Outstanding, December 31		903,908,182	20,363	898,200,415	20,036

In Q1 2018, BCE repurchased and canceled 3,085,697 common shares for a total cost of $175 million through a NCIB. Of the total cost, $69 million represents stated capital and $3 million represents the reduction of the contributed surplus attributable to these common shares. The remaining $103 million was charged to the deficit.

CONTRIBUTED SURPLUS

Contributed surplus in 2019 and 2018 includes premiums in excess of par value upon the issuance of BCE common shares and share-based compensation expense net of settlements.

Note 28  Share-based payments

The following share-based payment amounts are included in the income statements as operating costs.

FOR THE YEAR ENDED DECEMBER 31	2019	2018

ESP	(29)	(29)

RSUs/PSUs	(54)	(50)

Other (1)	(10)	(10)

Total share-based payments	(93)	(89)

(1)	Includes DSP, DSUs and stock options.

BCE Inc. 2019 Annual Report

DESCRIPTION OF THE PLANS

ESP

The ESP is designed to encourage employees of BCE and its participating subsidiaries to own shares of BCE. Each year, employees can choose to have a certain percentage of their eligible annual earnings withheld through regular payroll deductions for the purchase of BCE common shares. In some cases, the employer also will contribute a percentage of the employee’s eligible annual earnings to the plan, up to a specified maximum. Dividends are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares.

The ESP allows employees to contribute up to 12% of their annual earnings with a maximum employer contribution of 2%.

Employer contributions to the ESP and related dividends are subject to employees holding their shares for a two-year vesting period.

The trustee of the ESP buys BCE common shares for the participants on the open market, by private purchase or from treasury. BCE determines the method the trustee uses to buy the shares.

At December 31, 2019, 4,360,087 common shares were authorized for issuance from treasury under the ESP.

The following table summarizes the status of unvested employer contributions at December 31, 2019 and 2018.

NUMBER OF ESP SHARES	2019	2018

Unvested contributions, January 1	1,120,426	1,039,030

Contributions (1)	623,705	671,911

Dividends credited	57,083	56,926

Vested	(523,359)	(501,089)

Forfeited	(153,657)	(146,352)

Unvested contributions, December 31	1,124,198	1,120,426

(1)	The weighted average fair value of the shares contributed was $60 in 2019 and $55 in 2018.

RSUs/PSUs

RSUs/PSUs are granted to executives and other eligible employees. The value of an RSU/PSU at the grant date is equal to the value of one BCE common share. Dividends in the form of additional RSUs/PSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE common shares. Executives and other eligible employees are granted a specific number of RSUs/PSUs for a given performance period based on their position and level of contribution. RSUs/PSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met, as determined by the board of directors.

The following table summarizes outstanding RSUs/PSUs at December 31, 2019 and 2018.

NUMBER OF RSUs/PSUs	2019	2018

Outstanding, January 1	2,812,697	2,740,392

Granted (1)	975,348	1,006,586

Dividends credited	149,648	149,258

Settled	(932,133)	(1,027,321)

Forfeited	(90,442)	(56,218)

Outstanding, December 31	2,915,118	2,812,697

Vested, December 31 (2)	904,266	880,903

(1)	The weighted average fair value of the RSUs/PSUs granted was $58 in 2019 and $57 in 2018.

(2)	The RSUs/PSUs vested on December 31, 2019 were fully settled in February 2020 with BCE common shares and/or DSUs.

BCE Inc. 2019 Annual Report

DSP

The value of a deferred share is equal to the value of one BCE common share. Dividends in the form of additional deferred shares are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE common shares. The liability related to the DSP is recorded in Trade payables and other liabilities in the statements of financial position and was $22 million and $26 million at December 31, 2019 and 2018, respectively.

DSUs

Eligible bonuses and RSUs/PSUs may be paid in the form of DSUs when executives or other eligible employees elect to or are required to participate in the plan. The value of a DSU at the issuance date is equal to the value of one BCE common share. For non-management directors, compensation is paid in DSUs until the minimum share ownership requirement is met; thereafter, at least 50% of their compensation is paid in DSUs. There are no vesting requirements relating to DSUs. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. DSUs are settled when the holder leaves the company.

The following table summarizes the status of outstanding DSUs at December 31, 2019 and 2018.

NUMBER OF DSUs	2019	2018

Outstanding, January 1	4,391,997	4,309,528

Issued (1)	84,588	94,580

Settlement of RSUs/PSUs	146,960	112,675

Dividends credited	236,079	240,879

Settled	(236,525)	(365,665)

Outstanding, December 31	4,623,099	4,391,997

(1)	The weighted average fair value of the DSUs issued was $59 in 2019 and $55 in 2018.

STOCK OPTIONS

Under BCE’s long-term incentive plans, BCE may grant options to executives to buy BCE common shares. The subscription price of a grant is based on the higher of:

•	the volume-weighted average of the trading price on the trading day immediately prior to the effective date of the grant

•	the volume-weighted average of the trading price for the last five consecutive trading days ending on the trading day immediately prior to the effective date of the grant

At December 31, 2019, 7,524,891 common shares were authorized for issuance under these plans. Options vest fully after three years of continuous employment from the date of grant. All options become exercisable when they vest and can be exercised for a period of seven years from the date of grant for options granted prior to 2019 and ten years from the date of grant for options granted in 2019.

The following table summarizes BCE’s outstanding stock options at December 31, 2019 and 2018.

		2019		2018

	NOTE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1		14,072,332	56	10,490,249	55
Granted		3,357,303	58	3,888,693	56

Exercised (1)	27	(4,459,559)	54	(266,941)	42

Forfeited		(144,535)	58	(39,669)	58

Outstanding, December 31		12,825,541	57	14,072,332	56

Exercisable, December 31		2,786,043	56	4,399,588	52

(1)	The weighted average market share price for options exercised was $62 in 2019 and $55 in 2018.

The following table provides additional information about BCE’s stock option plans at December 31, 2019 and 2018.

	STOCK OPTIONS OUTSTANDING

	2019			2018

RANGE OF EXERCISE PRICES	NUMBER	WEIGHTED AVERAGE REMAINING LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE ($)	NUMBER	WEIGHTED AVERAGE REMAINING LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE ($)

$40–$49	449,216	1	47	1,747,042	2	46

$50–$59	12,271,003	6	58	12,232,011	5	57

$60 & above	105,322	4	61	93,279	5	61

	12,825,541	5	57	14,072,332	4	56

BCE Inc. 2019 Annual Report

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

	2019	2018

Weighted average fair value per option granted	$2.34	$2.13

Weighted average share price	$58	$57

Weighted average exercise price	$58	$56

Expected dividend growth	5%	5%

Expected volatility	14%	12%

Risk-free interest rate	2%	2%

Expected life (years)	4	4

Expected dividend growth is commensurate with BCE’s dividend growth strategy. Expected volatility is based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

Note 29  Additional cash flow information

The following table provides a reconciliation of changes in liabilities arising from financing activities.

	NOTE	DEBT DUE WITHIN ONE YEAR AND LONG-TERM DEBT	DERIVATIVE TO HEDGE FOREIGN CURRENCY ON DEBT (1)	DIVIDENDS PAYABLE	OTHER LIABILITIES	TOTAL

December 31, 2018		24,405	(169)	691	–	24,927

Adoption of IFRS 16		2,304	–	–	–	2,304

January 1, 2019		26,709	(169)	691	–	27,231

Cash flows from (used in) financing activities

Decrease in notes payable		(1,045)	(28)	–	–	(1,073)

Issue of long-term debt		1,954	–	–	–	1,954

Repayment of long-term debt		(2,228)	–	–	–	(2,228)

Increase in securitized trade receivables		131	–	–	–	131

Cash dividends paid on common and preferred shares		–	–	(2,966)	–	(2,966)

Cash dividends paid by subsidiaries to non-controlling interests	33	–	–	(65)	–	(65)

Other financing activities		(33)	–	–	(20)	(53)

Total cash flows used in financing activities excluding equity		(1,221)	(28)	(3,031)	(20)	(4,300)

Non-cash changes arising from

Increase in lease liabilities		1,006	–	–	–	1,006

Dividends declared on common and preferred shares		–	–	3,008	–	3,008

Dividends declared by subsidiaries to non-controlling interests		–	–	64	–	64

Effect of changes in foreign exchange rates		(261)	261	–	–	–

Other		63	(8)	(3)	20	72

Total non-cash changes		808	253	3,069	20	4,150

December 31, 2019		26,296	56	729	–	27,081

(1)	Included in Other current assets, Other non-current assets and Trade payables and other liabilities in the statements of financial position.

BCE Inc. 2019 Annual Report

	NOTE	DEBT DUE WITHIN ONE YEAR AND LONG-TERM DEBT	DERIVATIVE TO HEDGE FOREIGN CURRENCY ON DEBT (1)	DIVIDENDS PAYABLE	OTHER LIABILITIES	TOTAL

January 1, 2018		23,393	54	678	–	24,125

Cash flows from (used in) financing activities

Decrease in notes payable		(241)	118	–	–	(123)

Issue of long-term debt		2,996	–	–	–	2,996

Repayment of long-term debt		(2,713)	–	–	–	(2,713)

Decrease in securitized trade receivables		(2)	–	–	–	(2)

Cash dividends paid on common and preferred shares		–	–	(2,828)	–	(2,828)

Cash dividends paid by subsidiaries to non-controlling interests	33	–	–	(16)	–	(16)

Other financing activities		(40)	–	–	(35)	(75)

Total cash flows from (used in) financing activities excluding equity		–	118	(2,844)	(35)	(2,761)

Non-cash changes arising from

Finance lease additions		414	–	–	–	414

Dividends declared on common and preferred shares		–	–	2,856	–	2,856

Dividends declared by subsidiaries to non-controlling interests		–	–	5	–	5

Effect of changes in foreign exchange rates		341	(341)	–	–	–

Business acquisitions		96	–	–	–	96

Other		161	–	(4)	35	192

Total non-cash changes		1,012	(341)	2,857	35	3,563

December 31, 2018		24,405	(169)	691	–	24,927

(1)	Included in Other current assets and Other non-current assets in the statements of financial position.

Note 30  Remaining performance obligations

The following table shows revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at December 31, 2019.

	2020	2021	2022	2023	2024	THERE- AFTER	TOTAL

Wireline	1,213	789	473	253	114	59	2,901

Wireless	1,907	1,060	389	113	80	563	4,112

Total	3,120	1,849	862	366	194	622	7,013

When estimating minimum transaction prices allocated to the remaining unfulfilled, or partially unfulfilled, performance obligations, BCE applied the practical expedient to not disclose information about remaining performance obligations that have an original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer.

BCE Inc. 2019 Annual Report

Note 31  Commitments and contingencies

COMMITMENTS

The following table is a summary of our contractual obligations at December 31, 2019 that are due in each of the next five years and thereafter.

	2020	2021	2022	2023	2024	THERE- AFTER	TOTAL

Commitments for property, plant and equipment and intangible assets	1,050	796	656	521	381	589	3,993

Purchase obligations	593	510	460	297	180	370	2,410

Leases committed not yet commenced	10	4	3	3	2	5	27

Total	1,653	1,310	1,119	821	563	964	6,430

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

Our commitments for leases not yet commenced include OOH advertising spaces and real estate with lease terms ranging from 4 to 20 years. These leases are non-cancellable.

CONTINGENCIES

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016 (the Decision). The estimated cost impact to Bell Canada of the Decision could be in excess of $100 million, if not overturned or otherwise modified. Bell Canada and five major cable carriers (the Applicants) have obtained leave to appeal the Decision from the Federal Court of Appeal. The Federal Court of Appeal has also granted stay of the Decision until it makes its final ruling. The Applicants and TELUS Communications Inc. (Telus) further appealed the Decision to the Federal Cabinet and have filed review and vary applications of the Decision with the CRTC. As a result of the stay, the impact of the Decision has not been recorded in our 2019 financial statements.

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 5, 2020, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

Note 32  Related party transactions

SUBSIDIARIES

The following table shows BCE’s significant subsidiaries at December 31, 2019. BCE has other subsidiaries which have not been included in the table as each represents less than 10% individually and less than 20% in aggregate of total consolidated revenues.

All of these significant subsidiaries are incorporated in Canada and provide services to each other in the normal course of operations. The value of these transactions is eliminated on consolidation.

	OWNERSHIP PERCENTAGE

SUBSIDIARY	2019	2018

Bell Canada	100%	100%

Bell Mobility	100%	100%

Bell Media	100%	100%

BCE Inc. 2019 Annual Report

TRANSACTIONS WITH JOINT ARRANGEMENTS AND ASSOCIATES

During 2019 and 2018, BCE provided communication services and received programming content and other services in the normal course of business on an arm’s length basis to and from its joint arrangements and associates. Our joint arrangements and associates include MLSE, Glentel Inc. and Dome Productions Partnership. From time to time, BCE may be required to make capital contributions in its investments.

In 2019, BCE recognized revenues and incurred expenses with our joint arrangements and associates of $17 million (2018 – $17 million) and $200 million (2018 – $187 million), respectively.

BCE MASTER TRUST FUND

Bimcor Inc. (Bimcor), a wholly-owned subsidiary of Bell Canada, is the administrator of the Master Trust Fund. Bimcor recognized management fees of $12 million from the Master Trust Fund for 2019 and $11 million for 2018. The details of BCE’s post-employment benefit plans are set out in Note 24, Post-employment benefit plans.

COMPENSATION OF KEY MANAGEMENT PERSONNEL AND BOARD OF DIRECTORS

The following table includes compensation of key management personnel and the board of directors for the years ended December 31, 2019 and 2018 included in our income statements. Key management personnel included the company’s Chief Executive Officer, Chief Operating Officer, Group President and the executives who reported directly to them.

FOR THE YEAR ENDED DECEMBER 31	2019	2018

Wages, salaries, fees and related taxes and benefits	(24)	(27)

Post-employment benefit plans and OPEBs cost	(3)	(4)

Share-based compensation	(29)	(23)

Key management personnel and board of directors compensation expense	(56)	(54)

Note 33  Significant partly-owned subsidiary

The following tables show summarized financial information for our subsidiary with significant non-controlling interest (NCI).

SUMMARIZED STATEMENTS OF FINANCIAL POSITION

	CTV SPECIALTY (1) (2)

FOR THE YEAR ENDED DECEMBER 31	2019	2018

Current assets	314	337

Non-current assets	994	993

Total assets	1,308	1,330

Current liabilities	151	142

Non-current liabilities	192	201

Total liabilities	343	343

Total equity attributable to BCE shareholders	671	685

NCI	294	302

(1)	At December 31, 2019 and 2018, the ownership interest held by NCI in CTV Specialty Television Inc. (CTV Specialty) was 29.9%. CTV Specialty was incorporated and operated in Canada as at such dates.

(2)	CTV Specialty’s net assets at December 31, 2019 and 2018 include $8 million and $10 million, respectively, directly attributable to NCI.

BCE Inc. 2019 Annual Report

SELECTED INCOME AND CASH FLOW INFORMATION

	CTV SPECIALTY (1)

FOR THE YEAR ENDED DECEMBER 31	2019	2018

Operating revenues	878	857

Net earnings	193	131

Net earnings attributable to NCI	61	42

Total comprehensive income	181	149

Total comprehensive income attributable to NCI	58	47

Cash dividends paid to NCI	65	16

(1)	CTV Specialty’s net earnings and total comprehensive income include $5 million directly attributable to NCI for 2019 and $4 million for 2018.

Note 34  Business acquisitions and dispositions

2018

ACQUISITION OF AXIA NETMEDIA CORPORATION (AXIA)

On August 31, 2018, BCE completed the acquisition of all of the issued and outstanding common shares of Axia for a total cash consideration of $154 million.

Axia provides broadband network services to commercial and government accounts throughout the province of Alberta. The acquisition of Axia expands BCE’s broadband operations in Alberta and will add approximately 10,000 kilometres of fibre capacity to our footprint.

Axia is included in our Bell Wireline segment in our consolidated financial statements.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL

Cash consideration	154

Total cost to be allocated	154

Trade and other receivables	5

Other non-cash working capital	(13)

Property, plant and equipment	64

Finite-life intangible assets	20

Other non-current liabilities	(5)

71

Cash and cash equivalents	3

Fair value of net assets acquired	74

Goodwill (1)	80

(1)	Goodwill arises principally from expected synergies and is not deductible for tax purposes. Goodwill arising from the transaction was allocated to our Bell Wireline group of CGUs.

The transaction did not have a significant impact on our consolidated operating revenues and net earnings for the year ended December 31, 2018.

ACQUISITION OF ALARMFORCE

On January 5, 2018, BCE acquired all of the issued and outstanding shares of AlarmForce for a total consideration of $182 million, of which $181 million was paid in cash and the remaining $1 million through the issuance of 22,531 BCE common shares.

Subsequent to the acquisition of AlarmForce, on January 5, 2018, BCE sold AlarmForce’s approximate 39,000 customer accounts in British Columbia, Alberta and Saskatchewan to Telus for total proceeds of approximately $68 million.

AlarmForce provides security alarm monitoring, personal emergency response monitoring, video surveillance and related services to residential and commercial subscribers. The acquisition of AlarmForce supports our strategic expansion in the Smart Home marketplace.

AlarmForce is included in our Bell Wireline segment in our consolidated financial statements.

BCE Inc. 2019 Annual Report

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL

Cash consideration	181

Issuance of 22,531 BCE common shares (1)	1

Total cost to be allocated	182

Assets held for sale (2)	68

Other non-cash working capital	(5)

Property, plant and equipment	8

Finite-life intangible assets (3)	34

Indefinite-life intangible assets	1

Other non-current assets	1

Deferred tax liabilities	(7)

100

Cash and cash equivalents	4

Fair value of net assets acquired	104

Goodwill (4)	78

(1)	Recorded at fair value based on the market price of BCE common shares on the acquisition date.

(2)	Consists mainly of customer relationships recorded at fair value less costs to sell.

(3)	Consists mainly of customer relationships.

(4)	Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill arising from the transaction was allocated to our Bell Wireline group of CGUs.

For the year ended December 31, 2018, operating revenues of $43 million from AlarmForce are included in the consolidated income statements from the date of acquisition. The transaction did not have a significant impact on our consolidated net earnings for the year ended December 31, 2018. These amounts reflect the amortization of certain elements of the purchase price allocation and related tax adjustments.

Note 35  Adoption of IFRS 16

Upon adoption of IFRS 16 on January 1, 2019, we recognized right-of-use assets of $2,257 million within property, plant and equipment, and lease liabilities of $2,304 million within debt, with an increase to our deficit of $19 million. These amounts were recognized in addition to assets under finance leases of $1,947 million and the corresponding finance lease liabilities of $2,097 million at December 31, 2018 under IAS 17. As a result, on January 1, 2019, our total right-of-use assets and lease liabilities amounted to $4,204 million and $4,401 million, respectively. The table below shows the impacts of adopting IFRS 16 on our January 1, 2019 consolidated statement of financial position.

	DECEMBER 31, 2018 AS REPORTED	IFRS 16 IMPACTS	JANUARY 1, 2019 UPON ADOPTION OF IFRS 16

Prepaid expenses	244	(55)	189

Other current assets	329	9	338

Property, plant and equipment	24,844	2,257	27,101

Other non-current assets	847	17	864

Trade payables and other liabilities	3,941	(10)	3,931

Debt due within one year	4,645	293	4,938

Long-term debt	19,760	2,011	21,771

Deferred tax liabilities	3,163	(7)	3,156

Other non-current liabilities	997	(39)	958

Deficit	(4,937)	(19)	(4,956)

Non-controlling interest	326	(1)	325

BCE’s operating lease commitments at December 31, 2018 were $1,612 million. The difference between operating lease commitments at December 31, 2018 and lease liabilities of $2,304 million upon adoption of IFRS 16 at January 1, 2019, is due mainly to an increase of $1,122 million related to renewal options reasonably certain to be exercised, an increase of $112 million mainly related to non-monetary transactions and a decrease of ($542) million as a result of discounting applied to future lease payments, which was determined using a weighted average incremental borrowing rate of 3.49% at January 1, 2019.

BCE Inc. 2019 Annual Report